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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

PROCESSED
APR 12 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3998 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 4/12/06

"Exemption No. 82-3998"

ORKLA

ANNUAL REPORT 2005



AR/S
12-31-05

MAIN EVENTS 2005

- The return on the Orkla share, dividend reinvested, was 46.3 %
- The Speciality Materials area was expanded to include Elkem and Sapa. These companies accounted for 39 % of the Group's operating revenues
- Orkla strengthened its position in the Branded Consumer Goods sector by making a number of acquisitions, the largest of which were Chips, SladCo, Panda and Collett Pharma
- Cost improvement programmes were planned and initiated in all business areas
- Orkla Foods and Orkla Brands faced challenging operating parameters in the Swedish grocery trade
- Growth in advertising markets had a positive effect for Orkla Media
- Elkem and Borregaard's energy businesses and Elkem Aluminium had good market conditions and satisfactory results
- Higher raw material prices and difficult markets led to weak results for Elkem's silicon business, Sapa and Borregaard
- Exposure to exciting growth markets in the solar energy industry through Elkem's own development project and its interest in the Renewable Energy Corporation (REC)
- The return on the investment portfolio was 38.4 % and net asset value increased by NOK 4.9 billion
- Orkla Finans achieved good growth in terms of number of customers, sales and profit

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


6,000
5,000
4,000
3,000
2,000
1,000
NOK million
3,686
3,663
3,827
2,738
4,805
'01 '02 '03 '04 '05

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


10
8
6
4
2
%
8.2
8.5
8.4
8.5
8.7
'01 '02 '03 '04 '05

EARNINGS PER SHARE DILUTED


90
80
30
25
20
15
10
NOK
10.7
7.7
9.2
75.4
14.7
28.1
'01 '02 '03 '04 '05
Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries

EQUITY RATIO*


80
60
40
20
%
34.7
37.8
35.2
35.4
35.9
39.1
69.6
50.8
'01 '02 '03¹ '04² '05
Book value
Incl. unrealised portfolio gains before tax

¹ Before additional dividend
² As of 1.1.2005

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP. 2001-2003 incl. Orkla Beverages which was divested in 2004



KEY FIGURES[1]	2005	2004	2003	2002	2001
Operating revenues (NOK million)	55,304	32,126	45,368	42,979	44,799
Operating profit before amortisation and other revenues and expenses (NOK million)	4,805	2,738	3,827	3,663	3,686
Operating margin before amortisation and other revenues and expenses (%)	8.7	8.5	8.4	8.5	8.2
Ordinary profit before taxes (NOK million)	7,206	3,791	2,867	2,407	3,253
Earnings per share diluted (NOK)	28.1	75.4	9.2	7.7	10.7
Earnings per share diluted, adjusted[2] (NOK)	30.1	17.4	16.2	10.6	12.8
Return on capital employed, Industry division[3] (%)	11.3	14.8	12.8	13.0	13.0
Return Financial Investments division (market to market) (%)	38.4	21.6	29.8	(14.8)	(15.3)
Equity ratio (%)	50.8	69.6	35.9[4]	35.2	34.7

[1] *Figures for 2004-2005 are in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP. Orkla Beverages is included line by line in the period 2001-2003*
[2] Before amortisation, other revenues and expenses and in 2004 the gain on the sale of Orkla's interest in Carlsberg Breweries
[3] See definition page 50
[4] Before additional dividend

ORKLA IN BRIEF

ORKLA is one of the largest listed groups in Norway. Its core businesses are Branded Consumer Goods, Speciality Materials and Financial Investments.

BRANDED CONSUMER GOODS, which accounts for 51 % of the Group's operating revenues, comprises Orkla Foods, Orkla Brands and Orkla Media. Orkla is a leading supplier of branded consumer goods to the Nordic grocery trade, and holds many strong positions in Central and Eastern Europe and Russia. Orkla Media has extensive activities in Norway, Denmark and Poland.

SPECIALITY MATERIALS accounts for 47 % of Orkla's operating revenues and consists of Elkem, Sapa and Borregaard. Elkem is one of Norway's largest industrial companies and one of the world's leading manufacturers of metals and materials. Sapa is one of the foremost manufacturers of aluminium profiles and heat transfer strips in the world. Borregaard holds leading positions in the global wood-based chemicals industry.

FINANCIAL INVESTMENTS comprises the Group's investment portfolio, its real estate business, Orkla Finans and Borregaard Skoger. Drawing on the expertise of its strong team of analysts, Orkla is a long-term investor in stocks and shares.



Orkla Foods
Orkla Brands
Orkla Media
Elkem
Sapa
Borregaard

TOTAL OPERATING REVENUES
BY BUSINESS AREA

■ **BRANDED CONSUMER GOODS**	**51 %**
Orkla Foods	24 %
Orkla Brands	11 %
Orkla Media	16 %
■ **SPECIALITY MATERIALS**	**47 %**
Elkem	16 %
Sapa	23 %
Borregaard	8 %
□ **FINANCIAL INVESTMENTS**	**2 %**

Total operating revenues NOK 55,304 million

OPERATING REVENUES BY
GEOGRAPHICAL AREA
IN THE WORLD



■ Norway	24 %
■ Other Nordic countries	28 %
□ Central and Eastern Europe	10 %
□ Other European countries	26 %
Asia	4 %
□ America	8 %

Net sales NOK 53,833 million

OPERATING REVENUES BY
GEOGRAPHICAL AREA
IN THE NORDIC COUNTRIES



■ Norway	46 %
■ Sweden	26 %
□ Denmark	21 %
□ Finland	6 %
Iceland	1 %

Net sales in Nordic countries NOK 28,033 million

CAPITAL EMPLOYED BY
GEOGRAPHICAL AREA



■ Norway	47 %
■ Other Nordic countries	28 %
□ Central and Eastern Europe	7 %
□ Other European countries	9 %
Asia	1 %
□ America	7 %
□ Rest of the world	1 %

Capital employed (book value)
NOK 39,274 million

EMPLOYEES BY
GEOGRAPHICAL AREA



■ Norway	27 %
■ Other Nordic countries	30 %
□ Central and Eastern Europe	24 %
□ Other European countries	13 %
Asia	2 %
□ America	4 %

Number of employees 34,529

2005

ANNUAL REPORT CONTENTS

INTRODUCTION

REPORT OF THE BOARD OF DIRECTORS AND FINANCIAL STATEMENTS

VALUE CREATION AT ORKLA

BUSINESS AREAS

FOCUS ARTICLE

CORPORATE GOVERNANCE

GROUP INFORMATION

27 APR ORDINARY GENERAL MEETING

28 APR SHARES QUOTED EXCL. DIVIDEND

5 MAY FIRST QUARTER REPORT PUBLISHED

11 MAY DIVIDEND PAID OUT

10 AUG SECOND QUARTER REPORT PUBLISHED

31 OCT THIRD QUARTER REPORT PUBLISHED

FINANCIAL CALENDAR 2006

All dates subject to change

BUSINESS AREAS



ORKLA FOODS

Orkla Foods is a leading developer, marketer and supplier of food products in the Nordic region, Central and Eastern Europe and Russia. Operations are concentrated around the company's own strong brands and concepts. Orkla Foods is divided into three main areas: Orkla Foods Nordic, Orkla Foods International and Orkla Food Ingredients.



Share of group operating revenues
Share of group operating profit*
Share of group employees
NOK 13,650 million
NOK 1,213 million
Number of employees 10,977

BRANDED CONSUMER GOODS
ORKLA FOODS
PAGES 58-61



ORKLA BRANDS

Orkla Brands comprises companies in the detergents, personal care, snacks, confectionery, biscuits, household textiles, dietary supplements and health products segments. Based on solid, long-standing traditions, the companies develop, manufacture and market leading branded consumer goods that have a strong identity and position, both in terms of consumer loyalty and among retailers. Orkla Brands comprises Orkla's most advertising-intensive and marketing-intensive products.



NOK 6,336 million
NOK 1,049 million
Number of employees 3,219

BRANDED CONSUMER GOODS
ORKLA BRANDS
PAGES 62-65



ORKLA MEDIA

Orkla Media has four main businesses: newspaper operations with related digital activities in Norway, Denmark and Poland and magazine operations in Norway and Sweden. The Group is also increasingly involved in the digital media sector in the Nordic countries and Germany, direct marketing operations and the newspaper sector in Lithuania and Ukraine.



NOK 8,677 million
NOK 425 million
Number of employees 7,544

BRANDED CONSUMER GOODS
ORKLA MEDIA
PAGES 66-69



ELKEM

Elkem is one of Norway's major industrial companies and one of the world's leading manufacturers of metals and materials. Its main products are aluminium, energy, silicon metal, foundry products, microsilica and carbon products. Elkem also has positions within the solar energy industry. Its main markets are major industrial countries and, to a growing degree, newly industrialised countries. Elkem has production plants in Europe, North America, South America and Asia, in addition to an extensive network of sales offices and agents in all its main markets.



NOK 9,128 million
NOK 1,154 million
Number of employees 3,056

SPECIALITY MATERIALS
ELKEM
PAGES 70-73



SAPA

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat transfer strips in aluminium. Its business concept is based on close cooperation with customers, who are largely located in Europe, North America and Asia. Its largest customer segments are the construction, transport and engineering industries and the domestic and office sectors. Sapa's core businesses are Profiles, Building System and Heat Transfer.



NOK 12,517 million
NOK 496 million
Number of employees 7,925

SPECIALITY MATERIALS
SAPA
PAGES 74-77



BORREGAARD

Borregaard is the world's leading company in the field of wood-based speciality chemicals, in addition to holding strong positions in the ingredients, fine chemicals and energy industries. The company has developed unique expertise over more than a century of operations and offers a range of increasingly specialised, added-value products. Borregaard is an international company and has production plants and sales offices in the main industrial markets.



NOK 4,358 million
NOK 299 million
Number of employees 1,857

SPECIALITY MATERIALS
BORREGAARD
PAGES 78-81



FINANCIAL INVESTMENTS

Orkla's Financial Investments division manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. Besides the securities portfolio, the division consists of the Orkla Finans Group, which is engaged in investment management, insurance broking, and investment and pension counselling, Real Estate, which develops real estate, and Borregaard Skoger, which manages Orkla's forest properties.



NOK 1,004 million
NOK 306 million
Number of employees 158

* Before amortisation and other revenues and expenses

FINANCIAL INVESTMENTS
PAGES 82-85

ORKLA'S STRATEGY

ORKLA'S PRIMARY GOAL

Orkla's primary goal is long-term value creation.

Orkla will outperform and create more value than our competitors and others with whom we choose to compare ourselves. We will achieve this by sharpening our business focus and strengthening our customer and consumer orientation.

ORKLA'S KEY VALUES

Long-term value creation can only be achieved if we as individuals, companies and a Group operate in accordance with Orkla's key values:

- Commitment to profitable growth
- Respect for unity and diversity
- A long-term, active approach
- Adaptability and thoroughness

STRATEGY FOR VALUE CREATION

Orkla seeks to achieve growth and long-term value creation in its industrial activities by creating competitive advantages based on:

- A competent organisation and a sound corporate culture in which learning and empowerment are key elements
- Specialised and clearly differentiated products
- Strong and leading market positions

To achieve industrial growth, Orkla focuses continuously on:

- Innovation
- Operational improvements
- Structural development

The Financial Investments division is partly an independent value-generating business, and partly a support for value creation in the Industry division.

The winning strategy over time is to adopt a proactive approach to the fact that Orkla's competitive situation and frontiers of opportunity are constantly changing. It is essential to understand and recognise trends and patterns of change, stay one step ahead of them in terms of product development, marketing and sales and, where possible, influence the directions of change to Orkla's advantage. In this way the Group will achieve dynamic development of its product positions and organisation and be a moving target for its competitors.

Orkla has been built by combining a fundamental strategic direction with sound commercial opportunism. There is a broad frontier of opportunity for all the Group's operations. This will provide possibilities of which we cannot see the full scope today, while it will allow Orkla to allocate capital and management capacity pragmatically and commercially to the parts of its organisation that offer the best potential.

Orkla must be a dynamic industrial owner of its companies. This role will be fulfilled by:

- Building key competencies and supporting Orkla companies by disseminating best practices
- Promoting the development of culture and competence at all levels
- Ensuring direct and close interaction between the Group and the business areas within a framework of decentralised responsibility and clear leadership
- Setting challenging targets for development and improvement in cooperation with the companies, having stringent requirements for focus and implementation and applying sound, targeted controll and incentive systems
- Ensuring adequate financial capacity

Orkla is already strong in all the above areas but can and will improve even further. Orkla has therefore never had greater opportunities than it has today.

BUSINESS AREA STRATEGIES

ORKLA FOODS

Orkla Foods' aim is to be the leading supplier of branded food products in the Nordic region, one of the main suppliers of branded consumer goods in Central and Eastern Europe and Russia, and a leading supplier of bakery ingredients in Europe.

Orkla Foods will invest substantial resources in understanding the different needs of consumers in different markets. It intends to step up innovation, better target its advertising and make its product design more appealing. Furthermore, Orkla Foods aims to be a low-cost manufacturer with an efficient product supply chain, and has therefore implemented a number of improvement programmes with ambitious targets. Orkla Foods also focuses on structural growth and is considering several acquisitions.

ORKLA BRANDS

Orkla Brands' goal is to be the market's foremost innovator and brand-builder in the Nordic grocery trade. The company will develop, manufacture and market branded consumer goods that have the potential to achieve dominant or strong market positions. Orkla Brands strives to create added value for its partners, and aims to be a preferred supplier for Nordic retailers.

Orkla Brands seeks to exploit interesting commercial opportunities where its existing business systems and/or competencies can give it a competitive edge. By focusing on brand innovation and maintenance, Orkla Brands aims to create value for itself and its customers. Orkla Brands actively seeks new cooperation partners, both within and outside the Nordic region, either by expanding its business areas or through purely geographical expansion.

ORKLA MEDIA

Orkla Media's businesses aim to increase their operating revenues to NOK 10 billion in 2007, while improving their operating margin by implementing effective improvement programmes. In order to further enhance value creation, alternatives that may reduce Orkla's ownership in Orkla Media, through a sale or joint venture, are currently being considered.

The media market is undergoing strong, rapid changes, and Orkla Media's businesses consequently plan to considerably accelerate their pace of growth in the coming years. Growth will primarily be focused on digital media, free newspapers and the further development and expansion of existing branded products within the media house concepts. This might potentially be achieved through acquisitions and significantly increased focus on innovation and in-house development.

ELKEM

Elkem's primary goals are customer satisfaction, continuous improvement and growth. Elkem will focus on selected areas of the metals and materials markets where the company can be a leading player. Elkem is also focusing actively on the solar energy industry.

Elkem concentrates on the development and application of technology and business systems that generate continuous process and cost improvements. By focusing on its strategic position, change processes and product development, the company ensures that the composition of its product portfolio is continuously oriented towards stronger emphasis on customised products and business areas with greater potential for underlying growth. Elkem seeks to ensure predictability in every part of its value chain by entering into long-term agreements and contracts and actively identifying risks.

SAPA

Sapa's goal is to strengthen its positions in Western Europe and actively expand in rapidly growing markets. Through the implementation of major improvement programmes the aim is to reduce costs by NOK 400 million by the end of 2008.

Through innovation, a high level of professionalism and cost-effective operations, Sapa aims to be its customers' partner of choice. The company seeks to achieve profitable growth by developing new areas of application in close cooperation with its customers and by creating added value. Sapa will ensure its competitiveness by focusing strongly on cost and capital effectiveness in all its operations. Good organic growth will be complemented by strategic acquisitions that further strengthen its market positions.

BORREGAARD

Borregaard aims to strengthen and further develop its position as global market leader in selected niches with a strong portfolio of specialised products. Borregaard will also secure its competitiveness by continuously improving its operations.

Maintaining a high rate of innovation and proximity to customers is crucial to increasing product specialisation and further strengthening the company's market position. Borregaard will seek opportunities for expansion and further development based on its current operational platform. Continued rationalisation of work processes, new energy solutions and optimisation of the production structure are key factors for improving the company's cost position.

FINANCIAL INVESTMENTS

The primary goal of the Financial Investments division is to maximise long-term yield on invested capital, contribute to providing the Group with industrial options and be one of the leading players in the fields of alternative investment in Norway.

The main strategy for the investment portfolio is to identify and invest in value-creating companies. In order to become the leading player on alternative investments in Norway, sthe division will offer more products and intensify its focus on private and institutional investors.


KETCHUP
Toasted
BAKERS
Café
NETZEITUNG.DE
MÖLLER'S

CONTINUITY AND RENEWAL

PROVEN RESULTS

Orkla has grown from a small mining company in the early 1980s into one of the biggest companies in Norway, with strong, profitable positions in the Branded Consumer Goods, Speciality Materials and Financial Investments areas. Anyone who bought shares in the small company 25 years ago and held on to them has seen a 230-fold increase in their value. Measured over shorter periods of time, the Orkla share has generally given its shareholders a significantly better return than the return on the Oslo Stock Exchange.

Throughout this period, Orkla has had an opportunistic, pragmatic approach to its corporate development, while still adhering to its main direction, basic philosophy and fundamental attitudes. The focus has been on efficient industrial operations and continuous development of the company's structure and positions. Orkla has developed the competence and expanded the expertise of its management and leadership. Orkla's business areas have in-depth knowledge of customer and consumer needs, and they work in close proximity to the markets where their products are sold. At the same time, the Group has also built up substantial financial resources.

STRONG POSITION, EXCITING FUTURE

Orkla is well qualified for continued profitable growth and value creation for its shareholders. In 2005 the Branded Consumer Goods business was strengthened as a result of acquisitions in both the Nordic region and Eastern Europe. The companies that joined the Orkla community included Chips, SladCo, Collett Pharma and Panda. The acquisition of Elkem and Sapa has significantly improved the Group's positions in the field of Speciality Materials and has provided a foundation for the development of exciting new industrial opportunities.

The environment in which we operate is undergoing major changes. The capability and efficiency of newly industrialised countries, such as China and India, are having a strong impact on the global economy. At the same time, there is growing competition on the market for buying and selling companies, and pressure on prices is increasing in most markets. Many of Orkla's products are in mature markets and they will face further challenges from new technology and changes in consumer behaviour.

Orkla's strategy is simple, but its implementation is naturally challenging. We must proactively embrace the forces of change and seize the opportunities that arise. We must stay ahead of our competitors and be the leading innovators in our markets.

THE WAY FORWARD

In 2005 we have increased the rate and quality of measures to strengthen the competitiveness of our companies. We are increasing our implementational ability in the fields of innovation, manufacturing excellence and procurement. Our improvement programmes are specific, comprehensive and ambitious.

Orkla seeks to implement structural improvements when they will increase value creation for Orkla shareholders. Stronger competition makes it more necessary, but also more demanding, to participate successfully in structural developments in the sectors in which we operate. At the same time, we wish to gradually reorient more of our activities towards market regions where there is greater inherent growth potential. To succeed in this aim, we must be as methodical as before, but we must also be even more daring than before.

Good organisations create unique brands, products and solutions that are distinguishable from those of their competitors. Developing organisational and human capital is a crucial, long-term management responsibility. Orkla has a dual model: systematic on-the-job training and a range of Group-wide human resource development programmes run by the Orkla Academy. Orkla's long-term approach to cultural, human resource and management development is a competitive advantage.

Orkla is a performance-oriented and well-integrated organisation with sound expertise, a focused management and demonstrable implementational skills. We therefore have the best possible basis for further long-term value creation. Our ambition is for Orkla to continue its profitable growth in the years ahead.

Dag J. Opedal

Dag J. Opedal
Group President and CEO



GROUP EXECUTIVE BOARD


2
6
4
5
3
7
8
1

GROUP EXECUTIVE BOARD AND ORGANISATION

1: DAG J. OPEDAL (46),
GROUP PRESIDENT AND CEO

Degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH) and MBA from INSEAD in France. Acting Group President and CEO from January 2005, Group President and CEO from 31 June 2005. Previously head of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora, head of business development at Nora and Company Secretary/Controller at Dyno Industrier. Member of the Supervisory Board of DnB NOR and the Nomination Comittee of Storebrand. Mr Opedal and related parties own 21,213 shares and 250,000 options in Orkla ASA.

2: TORKILD NORDBERG (48),
MANAGING DIRECTOR, ORKLA BRANDS. REPRESENTS ORKLA FOODS AND ORKLA BRANDS IN THE GROUP EXECUTIVE BOARD

Degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH). Managing Director of Orkla Brands since 2002, Director, Lilleborg from 1997, Personal Care Products/Hygiene 1994-1997 and Lilleborg Professional 1993-1994, prior to which he held management positions in marketing/sales at Lilleborg. Mr Nordberg and related parties own 600 shares and 51,667 options in Orkla ASA.

3: BJØRN M. WIGGEN (46),
MANAGING DIRECTOR, ORKLA MEDIA

Degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH). Managing Director of Orkla Media since 2005. Director of Carlsberg Breweries 2002- 2005, where his responsibilities included breweries in Eastern Europe and Turkey. Formerly Managing Director of Ringnes and Pripps Bryggerier. Various management positions in Orkla Media 1987-1993. Mr Wiggen and related parties own 22,196 shares and 20,000 options in Orkla ASA.

4: OLE ENGER (58),
EXECUTIVE VICE PRESIDENT, SPECIALITY MATERIALS

Degree in Agriculture, degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland. Chairman of the Boards of Elkem, Sapa and Borregaard, member of the Boards of REC. Member of the Supervisory Board of Storebrand. Group CEO of Elkem 1992-2005. Prior to that, he was Director at Norsk Hydro in charge of the Biomarine Division & Hydro Seafood. Mr Enger and related parties own no shares in Orkla ASA.

5: ROAR ENGELAND (46),
EXECUTIVE VICE PRESIDENT, CORPORATE DEVELOPMENT AND FINANCIAL INVESTMENTS

Master of Philosophy, MBA from INSEAD, France, graduate of the Norwegian Military Academy. Has headed the Corporate Development Department since 1996 and been a member of Orkla's Group Executive Board since 2001. Formerly a consultant at McKinsey, prior to which he held various posts in the Armed Forces, incl. a post at Armed Forces Operational Headquarters. Mr Engeland and related parties own 25,434 shares and 176,666 options in Orkla ASA.

6: TERJE ANDERSEN (48),
CHIEF FINANCIAL OFFICER

Degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH). Chief Financial Officer at Orkla since 2000, before which he was Finance Director at Orkla Brands and Lilleborg. He has also held positions at Deloitte Consulting and Nevi Finans. Mr Andersen and related parties own 2,900 shares and 18,700 options in Orkla ASA.

7: HILDE MYRBERG (48),
EXECUTIVE VICE PRESIDENT, CORPORATE STAFF

Degree in Law and MBA from INSEAD, France. Head of the Markets Sector at Hydro Oil & Energy untill 2006. Has held a number of positions at Hydro including posts in corporate development at Hydro Energy, been responsible for Hydro's marketing activities in the hydropower sector, worked in the Legal Department and served as Secretary to the Board of Directors. Member of the Board of Directors of Kongsberg Automotive. Ms Myrberg and related parties own no shares in Orkla ASA.

8: INGER JOHANNE SOLHAUG (36),
SENIOR VICE PRESIDENT, MARKETING/INNOVATION

Degree in Business Economics from the Norwegian School of Economics and Business Administration (NHH). Until now Category Director at Orkla Foods with responsibility for the Nordic "Tasty Meal" category. She has previously held various marketing positions at Orkla Brands and Orkla Foods. Ms Solhaug and related parties own 480 shares and 11,333 options in Orkla ASA.

Shares and options owned are updated as of February 2006

BUSINESS AREAS

BRANDED CONSUMER GOODS	**SPECIALITY MATERIALS**	**FINANCIAL INVESTMENTS**
ORKLA FOODS Atle V. Johansen	ELKEM John G. Thuestad	PORTFOLIO Roar Engeland
ORKLA BRANDS Torkild Nordberg	SAPA Kåre Wetterberg*	ORKLA FINANS Audun Bø
ORKLA MEDIA Bjørn M. Wiggen	BORREGAARD Per A. Sørlie	REAL ESTATE Kristian Eriksen

* Lennart Evrell will take over by 1 August 2006

STAFF

Tor Aamot
Senior Vice President, Human Resources

Karl Otto Tveter
Senior Vice President, Legal Affairs

Geir Solli
Senior Vice President, Finance

Ole Kristian Lunde
Senior Vice President, Corporate Communications

Håkon Mageli
Director, Corporate Affairs

Jørn Tore Bernø Larssen
Senior Vice President, IT

Rune Helland
Vice President, Investor Relations

Jan Thomsen
Chief Risk Officer

Fridthjof Røer
Chief Internal Auditor

REPORT OF THE BOARD OF DIRECTORS

2005 was a year of growth and expansion for the Orkla Group. Compared with 2004, operating revenues increased by more than 70 % to NOK 55.3 billion, while ordinary profit after tax almost doubled, ending at NOK 6.0 billion.

EARNINGS PER SHARE DILUTED


90
80
30
25
20
15
10
5
NOK
10.7
7.7
9.2
75.4
14.7
28.1
'01
'02
'03
'04
'05

Earnings per share before gain on sale of Orkla's interest in Carlsberg Breweries

MAIN TRENDS IN 2005

The Branded Consumer Goods business has been strengthened by a number of acquisitions. The takeover of the Finnish company Chips, which was the largest of them, gave Orkla the position of market leader for Snacks in the Nordic region with positions in the Baltic States and Russia. The acquisition of the Russian biscuits and confectionery company SladCo, which has approximately 3,500 employees, brought Orkla an interesting business system in Russia with potential for development. Other acquisitions, such as Panda in Finland and Collett Pharma in Norway also strengthened Orkla's position as the leading supplier of branded consumer goods in the Nordic region. However, the most important events in 2005 were the acquisitions of Elkem and Sapa, as a result of which Orkla now has two more or less equally important industrial areas, Branded Consumer Goods and Speciality Materials. With these acquisitions and its substantial financial resources, Orkla now has a broad frontier of opportunity for value creation. Through the acquisition of Elkem, Orkla has, among other things, gained an interesting position in the solar industry, with a stake of approximately 27.5 % in the Renewable Energy Corporation (REC). In addition Elkem has its own development project for highly purified silicon for the solar industry, which is expected to be industrialised in the course of 2007. Orkla will continue to have a dual approach to value creation, focusing on continuous improvement of underlying operations and on structural opportunities that will create long-term value for shareholders.

In 2005 all Orkla's business areas planned and implemented extensive programmes to ensure a competitive cost position. The target is to achieve a total reduction of NOK 2 billion in the cost base by the end of 2008 compared with the end of 2005. Elkem's silicon business faced more difficult operating parameters in 2005, in the form of high energy costs, higher raw material prices and strong competition. An agreement has therefore been entered into to sell the silicon metal business in the USA, and it has been decided to carry out a number of structural changes in Norway. All in all, these measures will reduce the silicon business production capacity by approximately 50 % or 100,000 tonnes.

Earnings per share, fully diluted, amounted to NOK 28.1. In 2004 earnings per share were NOK 75.4, of which the gain from the sale of Orkla's interest in Carlsberg Breweries accounted for NOK 60.7. Before amortisation and other revenues and expenses, earnings per share totalled NOK 30.1, compared with NOK 17.4 in 2004.

For the Branded Consumer Goods area, total operating profit before amortisation increased by 8 %. This improvement was primarily the result of structural measures, but the growth in advertising markets for Orkla Media and the effects of cost reduction and improvement programmes also made a positive contribution. The Swedish grocery market is challenging, with stronger focus on prices and discounts as well as growing competition from private labels. In the Speciality Materials area, market conditions were favourable for the energy businesses and for Elkem Aluminium, which achieved satisfactory results, while Elkem's silicon business, Sapa and Borregaard faced challenging market conditions. High energy prices and the weak USD against the NOK had a negative impact, especially for Borregaard. Sapa's profit was reduced by higher raw material prices. Both Sapa and Borregaard increased their prices towards the end of the year. The restructuring process carried out by Borregaard in the past two years had a positive impact on profit in 2005.

In the Financial Investments division, the rise on the stock markets significantly increased the value of the Group's investment portfolio, which increased by NOK 4.9 billion, equivalent to a return of 38.4 %. NOK 3.2 billion of this is reflected in book profit.

Stronger focus on investment management by the Orkla Finans Group resulted in very satisfactory profit growth in 2005. Real Estate also sold several real estate properties.

In 2005 the price of the Orkla share increased from NOK 199.00 to NOK 279.50. Including ordinary and additional dividends, this represents a return for shareholders of 46.3 %.

With its strong financial situation and its broad frontier of industrial opportunity, the Orkla Group has a good foundation for continuing its strategy of long-term value creation.

The Board of Directors proposes an ordinary dividend of NOK 7.50 per share, 67 % higher than the dividend of NOK 4.50 the previous year.

The financial statements have been prepared in accordance with IFRS, as adopted by the EU. The Board of Directors confirms that the going concern assumption applies.

THE STRATEGIC POSITION OF THE MEDIA BUSINESS IN THE ORKLA GROUP

On 17 February 2006 the Board of Directors of Orkla ASA decided to consider the possibility of joint ventures or the sale of all or parts of Orkla Media's operations by means of an open, structured process.

Orkla Media's strong positions in the field of printed media provide a good platform for further development into those parts of the media market where growth is stronger. On this basis, work started last autumn on considering new structural possibilities that can create value and strengthen the future positions of the media business. Various alternatives have been analysed and assessed, including further development by Orkla itself, various types of partnership, and the sale of all or parts of Orkla Media.

Orkla Media has created substantial value for more than twenty years and the Board of Directors is committed to finding solutions that will ensure that the media business has a strong position in the media landscape also in the future.

The Board of Directors has decided that offers from individual parties will be considered in relation to continued development by Orkla itself. The Board of Directors has requested that an information memorandum be prepared which will be made available to relevant parties as soon as is practically possible. Deutsche Bank has been appointed financial adviser.

The Board of Directors believes that the dynamic of the media sector indicates a need for new structural solutions that will strengthen Orkla Media's competitiveness and provide greater access to growth segments. Orkla has come to the conclusion that this can best be achieved by seeking cooperative ownership solutions. Orkla may also be prepared to sell its interest, wholly or partially, if this proves to be the best solution.

In the further process, Orkla will be considering solutions for Orkla Media as a whole and alternatives that may be appropriate for each of its main business areas.

COMMENTS ON ORKLA'S RESULTS

Group operating revenues amounted to NOK 55.3 billion, compared with NOK 32.1 billion in 2004. This growth was mainly ascribable to acquisitions. The biggest acquisitions, Elkem, Sapa and Chips, contributed a total of NOK 23.2 billion in increased revenues. Operating profit before amortisation totalled NOK 4.8 billion, more than NOK 2 billion higher than the previous year. The results from foreign companies are translated into NOK on the basis of the average exchange rates for the year. Due to changes in exchange rates from 2004 to 2005, there were negative currency translation effects in the course of the year. Their impact on operating revenues and operating profit amounted to NOK -602 million and NOK -44 million respectively.

In order to adapt its activities to new operating parameters, in 2004 Borregaard decided to carry out a comprehensive restructuring process in the same year. In this connection, write-downs and provisions amounting to NOK 815 million were reported in the financial statements. The restructuring processes have proceeded as anticipated and the accounting provisions that were made in 2004 are considered to be sufficient. The loss of operating revenues from the companies involved amounted to approximately NOK 1.8 billion in 2005, while profit improved.

Restructuring provisions and write-downs reported as "Other expenses" amounted to NOK 312 million in 2005. The main items are related to goodwill write-downs in Household Textiles and Direct Marketing in the second quarter, restructuring provisions for the silicon business in Norway and the closure of an Orkla Foods factory in Sweden. The agreement concerning the sale of the silicon business in the USA is not expected to affect profit in Orkla's consolidated financial statements because this has been accounted for in the acquisition analysis.

Especially in connection with the acquisition of Elkem, a large portion of the excess values were allocated to time-limited power rights and power contracts. These excess values, which are amortised over their anticipated lifetime, resulted in excess value amortisation of NOK 203 million in 2005. Other amortisation, amounting to NOK 33 million,

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


6,000
5,000
4,000
3,000
2,000
1,000
NOK million
3,686
3,663
3,827
2,738
4,805
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP. 2001-2003 incl. Orkla Beverages which was divested in 2004

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


10
8
6
4
2
%
8.2
8.5
8.4
8.5
8.7
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP. 2001-2003 incl. Orkla Beverages which was divested in 2004

reflected minor adjustments in goodwill, mainly in Orkla Media.

Associates primarily consist of Jotun and Elkem's investment in REC. In 2004, Orkla's shares in Elkem and Chips were also reported as associates. Jotun's performance was satisfactory and on a par with 2004. The contribution to profit from Jotun amounted to NOK 139 million. REC has issued two convertible bonds. REC has recently announced that, following the transition to IFRS, these bonds must be treated as debt instruments and that, for accounting purposes, the values of the option elements must be reported as a financial expenses (see separate report on IFRS effects at www.recgroup.com). This imputed cost will depend on the difference between the conversion price and the value of the underlying share. This matter will be taken into account in REC's official financial statements for 2005. Since REC's annual financial statements were not available when Orkla's accounts were prepared, Orkla has chosen to set the contribution to profit from the investment in REC at zero for the year 2005. On the other hand, Orkla also owns part of REC's convertible bonds. The value of the option element must similarly be taken to income in Orkla's financial statements. In 2005, NOK 45 million was reported under other financial revenues to reflect this. These matters will have no effect on cash flow for REC or for Orkla.

Driven by the growth of the stock markets in the Nordic region and Europe, the return on Orkla's investment portfolio was 38.4 % in 2005. In the financial statements, realised portfolio gains amounted to NOK 2,186 million and dividends received amounted to NOK 997 million, compared with NOK 750 million and NOK 551 million, respectively, in 2004.

As a result of acquisitions, including Elkem, Sapa and Chips, Orkla's net interest-bearing debt increased from the extraordinarily low level following the sale of Orkla's stake in Carlsberg Breweries in 2004 to NOK 15.4 billion at the end of 2005. Net financial expenses amounted to NOK -452 million, compared with NOK -143 million in 2004.

The Group's tax charge for 2005 amounts to 16.1 %. Dividends and gains from the share portfolio are largely tax free, while the tax charge for the Industry division is in the order of 28 %.

FINANCIAL SITUATION AND CAPITAL STRUCTURE

Cash flow

Cash flow from operations increased to NOK 4.3 billion, compared with NOK 3.4 billion in 2004. In the course of 2005, acquisitions totalled NOK 18.7 billion, the largest of them being Elkem/Sapa, Chips, SladCo, Panda and Collett Pharma. Net sales of portfolio shares amounted to NOK 309 million. Sales of real estate properties contributed NOK 351 million.

Total dividends paid out amounted to approximately NOK 2.1 billion in 2005. All in all, net interest-bearing debt increased by NOK 16.6 billion during the year.

Foreign currency

Around 76 % of Orkla's industrial operations are located outside Norway. The USD remained weak against the NOK in 2005. Other currencies, measured as an average for the year, also weakened slightly compared with 2004.

Both Borregaard's and Elkem's products are largely sold in USD and EUR. Both companies have previously entered into long-term currency hedge contracts in USD and EUR at substantially more favourable exchange rates than the current ones. Orkla mainly uses hedge accounting for these types of hedges and the gain is taken to income as they are sold. In 2005 this represented a currency gain of approximately NOK 286 million.

Capital structure

The Group's balance sheet increased as a result of major acquisitions. The Group's financial soundness is still considered to be good. The book equity ratio was 50.8 % at the end of 2005, while net gearing was 0.41.

Pensions

In 2004 Orkla changed its pension schemes in Norway from defined benefit schemes to defined contribution schemes. Elkem made a similar change in 2005. The Group's exposure to future pension liabilities has therefore been substantially reduced. The increase in pension costs is largely ascribable to new companies, while the underlying pension cost is on a par with 2004.

The Orkla share

The price of the Orkla share was NOK 199.00 at the beginning of the year and rose to NOK 279.50 at year-end. Taking into account an ordinary dividend of NOK 4.50 and an additional dividend of NOK 5.00 per share, the return was 46.3 %. By comparison, the dividend-adjusted returns on the Oslo Stock Exchange Benchmark Index and the FTSE World Local Currency Index dividend-adjusted were 40.5 % and 17.2 % respectively. The number of shareholders declined by 1,591

CASH FLOW INDUSTRY DIVISION*


8
6
4
2
NOK billion
5.8
6.1
6.4
4.2
6.0
2.4
2.3
2.3
1.1
2.3
'01 '02 '03 '04 '05
Cash flow from operations before net replacement expenditures
Replacement expenditures

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP. 2001-2003 incl. Orkla Beverages which was divested in 2004

to 34,076. The proportion of shares held by foreign investors increased by 5.2 percentage points to 46.5 %. Further information concerning shares and shareholders may be found on pages 55–57 of this annual report.

RISK MANAGEMENT AT ORKLA

The purpose of risk management is to ensure that risk that is of significance for Orkla's goals is clarified, analysed and managed at as early a stage as possible in a systematic, cost-effective manner. Risk cannot be eliminated, but risk management is crucial to value creation for shareholders, employees and society at large. Growth possibilities must be evaluated in the light of the associated risks. Orkla focuses on effective, coherent risk management as a vital tool in the achievement of the Group's overarching goals. At the beginning of 2006, a Chief Risk Officer was appointed to intensify work on systematic risk management in the Orkla Group.

MARKET SITUATION AND OPERATING PARAMETERS

The international economic situation was generally positive in 2005. Economic growth was driven by strong demand in the USA and the continued growth of the Chinese economy, while the trend in Europe was rather less positive. However, high oil prices resulted in a general rise in energy costs. This benefited Elkem's and Borregaard's energy operations but resulted in a sharp rise in costs for both Borregaard's chemicals business and Elkem's silicon business. In the Nordic region, growth in the grocery market was low in 2005. In Sweden in particular, the market was affected by strong focus on prices and discounts and a rise in the market share of private labels. In 2005 Orkla increased its exposure to markets in Central and Eastern Europe. Although growth in the grocery markets was good in these regions, they were also affected by growing pressure on prices, driven by the establishment of new international players. With its strong, profitable branded consumer goods positions, Orkla is well placed to meet the challenges. Orkla will defend and further develop its positions by intensifying its focus on innovation, communication with consumers and cost effectiveness.

For Orkla Media, the advertising markets in Denmark, Norway and Poland grew strongly in 2005. Advertising revenues in these countries increased by 10 %, 7 % and 10 % respectively. However, underlying circulation trends for newspapers in these countries were generally negative and competition intensified.

The situation for Borregaard, Elkem and Sapa was affected by weak, unstable markets for some of their subsidiaries. A market correction in China and restrictions on textile exports from China led to a decline in the Asian market for textile cellulose in the second half of 2005. This had a negative impact on Borregaard's cellulose business.

The USD weakened further during the year. This had negative consequences for Elkem and Sapa, and especially for Borregaard because much of its cost base is in NOK and Swiss francs, while its earnings are largely in USD. The EUR was weaker against the NOK in 2005, but this had less impact than the weaker USD.

Aluminium prices rose 10 % in 2005. This had a positive effect for Elkem, but resulted in pressure on margins for Sapa. However, Elkem has pursued a strategy of hedging future aluminium sales when this can be done at levels that ensure good profitability and satisfactory margins. Realised gains on currency hedge contracts totalled NOK 170 million, while losses on metal hedge contracts amounted to NOK 146 million in 2005. High oil-related costs (energy, freight rates and certain raw materials) also put pressure on margins for important parts of Borregaard's, Elkem's and Sapa's operations. Towards the end of 2005, Borregaard and Sapa increased their prices to compensate for the rising prices of important raw materials.

COMMENTS ON INDIVIDUAL BUSINESS AREAS

Orkla Foods

Operating revenues amounted to NOK 13,650 million, equivalent to an underlying[1] decline of 2 % compared with 2004. Operating parameters are still challenging in the Nordic region, especially on the Swedish grocery market. A number of cost reduction programmes have been initiated in the Swedish companies. In 2005 Orkla Foods launched a record number of new products on the Nordic grocery market.

Operating profit before amortisation for the year totalled NOK 1,213 million, up NOK 49 million or 4 %. The improvement in profit was largely due to structural growth. Underlying[1] profit growth was slightly weaker than in 2004.

Orkla Foods has initiated a number of improvement programmes. In the period from 2005 to 2007, the cost base will be reduced by approximately NOK 500 million, equivalent to a workforce reduction of around 10 %. Compared with 2002, the workforce will then have been reduced by almost 25 %.

EQUITY RATIO*



80
60
40
20
%
34.7
37.8
35.2
35.4
35.9
39.1
69.6
50.8
'01 '02 '03[1] '04[2] '05

Book value
Incl. unrealised portfolio gains before tax

[1] Before additional dividend
[2] As of 1.1.2005
* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP. 2001–2003 incl. Orkla Beverages which was divested in 2004

DEBT AND EQUITY*



45
30
15
0
NOK billion
19.1
19.0
19.5
18.7
18.0
19.7
-1.2
31.7
15.4
37.9
'01 '02 '03[1] '04[2] '05

Net interest-bearing debt
Equity (incl. minorities interest)

[1] Before additional dividend
[2] As of 1.1.2005
* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP. 2001–2003 incl. Orkla Beverages which was divested in 2004

[1] Excluding acquisitions, divestments and currency translation effects

2005 was the first full year of operation for the Orkla Food Safety Standard. To ensure that the standard is complied with, 65 audits were carried out at Orkla Foods factories. The audit reports are used actively in the factories' improvement activities.

Orkla Foods made several acquisitions in 2005, including the Finnish confectionery manufacturer Panda and the Russian biscuits and confectionery company SladCo. The acquisition of SladCo, which has approximately 3,500 employees, will provide a business system with potential for development in Russia. In 2005 the company had a turnover of about NOK 1 billion and positive operating profit.

Orkla Brands

Operating revenues for Orkla Brands totalled NOK 6,336 million in 2005, equivalent to underlying[1] growth of 1 %. Several successful new launches contributed to growth, but there was tougher competition from private labels, especially on the Swedish markets. Systematic, targeted efforts are still being made to increase the rate of innovation, which is regarded as the main source of profit growth and the best means of dealing with increased competition. Innovation activities resulted in several product launches in 2005, the biggest of which was Sunsilk from Lilleborg. Other important launches were Cookie Bites from Biscuits, Stratos Nøtter from Confectionery and KiMs Delivio Chips from Snacks.

Orkla Brands' operating profit before amortisation totalled NOK 1,049 million, compared with NOK 951 million in 2004. The improvement was ascribable to expansion. Only Lilleborg Professional and Dietary Supplements and Health Products achieved profit growth. The largest declines were in Confectionery, due to higher raw material costs, and Biscuits, due to the difficult market situation in Sweden.

Chips was consolidated from 1 March 2005 and contributed to good growth in revenues and profit. The acquisition of Collett Pharma strengthened Orkla Brands' position in the Dietary Supplements segment. The company was consolidated from 1 October 2005. It will be important to realise synergy gains from these acquisitions.

Orkla Media

Operating revenues totalled NOK 8,677 million in 2005, equivalent to underlying[1] growth of 4 %. The improvement was largely due to a rise in advertising revenues for the newspaper businesses in Denmark, Norway and Poland.

Growing advertising markets and cost reductions in Denmark contributed to profit growth. Operating profit before amortisation was NOK 425 million, compared with NOK 371 million in 2004. The Norwegian newspaper business and Magazines reported a slight decline in profit due to substantial investments in product development and innovation.

In Denmark, circulation for Berlingske's newspapers was on a par with the total market, which was down slightly compared with 2004. Despite intensified competition for free newspapers in Denmark, Berlingske's free newspapers continued to achieve good growth. Both Magazines and Newspapers Norway increased their investments in innovation and product development due to tougher competition. Negative circulation development and the launch of several new newspapers by competitors intensified the competition for market shares on the Polish newspaper market.

Elkem

Elkem's operating revenues amounted to NOK 9,128 million in 2005, equivalent to a decline of 2 %. Operating profit before amortisation was NOK 1,154 million, compared with NOK 1,261 million in 2004.

Primary aluminium achieved stable growth due to efficient operations and high aluminium prices. The positive results for the energy business were due to the good resource situation and good profit from power trading. Profit from the silicon business was lower than in 2004 due to the weak market situation in Europe, competition from low-cost manufacturers and high energy costs. Elkem has carried out several structural moves to improve its profitability and strategic position. In 2005 an agreement was entered into concerning the sale of the silicon metal plant at Alloy in West Virginia and a decision was made to close the silicon metal factories at Meraker in Nord-Trøndelag and Fiskaa in Kristiansand. Extensive cost reduction and improvement programmes have been implemented and planned.

The biggest strategic investment projects in 2005 were the hydropower development project at Saudefaldene, the anode factory in Mosjøen and the conversion of capacity from ferrosilicon to silicon metal at Thamshavn. These projects have proceeded as anticipated. Elkem's Solar project to develop the production of silicon metal for the solar energy industry is continuing as planned and a decision to invest in industrial production is expected in the first half of 2006. In the course of 2005 Elkem

[1] Excluding acquisitions, divestments and currency translation effects

SALES OUTSIDE NORWAY*


80
60
40
20
%
73
71
72
62
76
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP. 2001–2003 incl. Orkla Beverages which was divested in 2004

increased its stake in REC to approximately 27.5 %, of which 24.6 % is in shares.

Sapa

Sapa's operating revenues dropped 2 % to NOK 12,517 million in 2005. Measured in SEK, operating revenues were up 4 %. This was largely due to price rises resulting from higher aluminium prices. In terms of volume, Sapa reported a slight decline.

Operating profit before amortisation totalled NOK 496 million in 2005, down NOK 124 million from the previous year. The largest negative differences came from Profiles, where weak market conditions in Europe, higher energy costs and a rapid rise in aluminium prices led to pressure on margins. Operating profit for Building System improved due to strong growth in Sweden and France and reduced losses in Portugal. Extensive restructuring and cost reduction measures were implemented in the course of the year.

Volumes for Profiles declined by 2 %, which is estimated to be in line with the trend on the total market. Eastern Europe is an important growth market for Sapa, and press capacity for Profiles in Poland was doubled in 2005. In the latter half of 2005, the market trend for Building System was slightly positive. The demand for heat exchangers in Europe and the USA was lower in the second half of 2005, but demand was still strong in China. The total volume for Heat Transfer dropped by 1 %.

Borregaard

Borregaard's operating revenues amounted to NOK 4,358 million in 2005, equivalent to underlying[1] growth of 2 %. Operating profit before amortisation was NOK 299 million, compared with NOK 356 million in 2004. Weaker results for Borregaard ChemCell and Borregaard LignoTech were partially offset by the good performance of Borregaard Energy and Borregaard Synthesis and the elimination of losses from restructured and divested companies.

The macroeconomic situation continued to have a negative effect on Borregaard's results in 2005. Demanding market conditions for cellulose, high oil-related costs and unfavourable exchange rates were partially offset by the good effect on profit of restructuring and improvement programmes. To compensate for continuing weak operating parameters, a new improvement programme was established for the entire organisation, which aims to cut costs by approximately NOK 400 million a year by the end of 2007.

The restructuring of the former Denofa company improved profit significantly. Borregaard's fine chemicals operations outside Norway were restructured through the sale of the factory in the USA and the winding up of production in Madone, Italy. The sulphuric acid factory in Sarpsborg was closed down. Moreover, the fine chemicals factory in China was sold in January 2006, while lignin production in Vargön, Sweden, will be wound up in 2006 without any significant accounting consequences.

Financial Investments

There was positive growth on the stock markets in the Nordic region and Europe in 2005, while the trend in the USA was more or less flat. The upswing on the Oslo Stock Exchange was particularly strong, largely driven by rising oil prices. The stock market in the USA (the dividend-adjusted S&P 500) was up 4.9 %. In the Nordic region, the Swedish market was up 36.8 % (the SBX Index), the Danish market up 46.5 % (the KBXGI Index) and the Finnish market up 31.1 % (the HEX Index).

Pre-tax profit for the Financial Investments division totalled NOK 3,484 million in 2005, compared with NOK 1,919 million in 2004. Of this, realised portfolio gains amounted to NOK 2,186 million and dividends received NOK 997 million. The total book profit for the portfolio was NOK 3.1 billion, while the net asset value was NOK 4.9 billion. The return on the portfolio was 38.4 %. The Oslo Stock Exchange Benchmark Index (OSEBX) rose 40.5 %, while the FTSE World Local Currency Index, adjusted for dividends, rose 17.2 %. At year-end, the market value of the portfolio was NOK 16.1 billion and unrealised gains totalled NOK 5.1 billion, equivalent to 32 % of the market value of the portfolio.

In other areas, the Orkla Finans Group achieved strong growth in the number of customers, operating revenues and profit, while Real Estate reported profit growth due to the recognition in the financial statements of ongoing property development.

PERSONNEL AND ORGANISATION

At year-end the Orkla Group had 34,829 employees (19,649 in 2004), of whom 9,344 were in Norway (7,535 in 2004), 10,415 in the rest of the Nordic region (6,862 in 2004) and 15,070 in countries outside the Nordic region (5,252 in 2004).

Cooperation between management and the employees' organisations through the established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and individual

VALUE GROWTH IN GROCERY RETAILING, SWEDEN



4
3
2
1
%-growth from previous year
2.3
2.5
2.3
0.9
3.2
'01 '02 '03 '04 '05

Source: Statistics Sweden

VALUE GROWTH IN GROCERY RETAILING[1], NORWAY



7
6
5
4
3
2
1
%-growth from previous year
4.3
5.8
4.3
2.8
1.5
'01 '02 '03 '04 '05

[1] Retail sale in non-specialised stores
Source: Statistics Norway

RETURN ON CAPITAL EMPLOYED
INDUSTRY DIVISION*


16
12
8
4
%
13.0
13.0
12.8
14.8
11.3
'01 '02 '03 '04 '05

* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP. 2001–2003 incl. Orkla Beverages which was divested in 2004. See definition page 50

companies in a constructive manner. The cooperative systems have been adapted to the structural changes in the Group and the election of new employees' representatives to the Board of Directors and the Corporate Assembly will take place in spring 2006.

At the meeting of the Corporate Assembly on 26 May 2005, Åse Aulie Michelet, Svein S. Jacobsen and Stein Erik Hagen were re-elected as members of Orkla's Board of Directors for two years. Birgitta S. Göransson was elected as a new member of the Board of Directors for a term of two years. Peter Ruzicka stepped down from the Board. Orkla's Board of Directors now has three women members out of a total of seven members elected by the shareholders. There are no women among the three members elected by the employees. In the Corporate Assembly, there are four women out of a total of 14 shareholder-elected members, while there is one woman among the seven employee-elected members.

Finn Jebsen stepped down as Group President and CEO on 24 January 2005 after having worked in Orkla for 25 years. The Board of Directors wants to thank Mr Jebsen for his important contribution to the positive development that took place in the extended period in which he held leading positions in the Group.

Dag J. Opedal was appointed acting Group President and CEO on 24 January 2005, and on 1 June 2005 new Group President and CEO. A new Group Executive Board was appointed on 1 December 2005, which consists of eight persons, two of whom are women (none in 2004). At the beginning of 2006, in addition to Group President and CEO Dag J. Opedal, the Group Executive Board consists of Torkild Nordberg, Bjørn M. Wiggen, Ole Enger, Roar Engeland, Inger Johanne Solhaug, Hilde Myrberg and Terje Andersen. Halvor Stenstadvold will retire in the first half of 2006 and will formally step down from the Group Executive Board at that time. The Board of Directors thanks Halvor Stenstadvold for the important work he has done in central positions and for his contribution to the development of the Group.

The Group Management Team comprises 24 persons, three of whom are women (one out of 20 in 2004). The management teams of the business areas comprise 66 persons, six of whom are women (two out of 45 in 2004).

The Board of Directors takes the view that the number of women in senior management at Orkla is still too low.

Information concerning remuneration of the Corporate Assembly, the Board of Directors , the President and Group CEO, the Group Executive Board and the auditor may be found in Note 24 to the consolidated financial statements and Note 4 to the financial statements for Orkla ASA.

2005 has been a challenging year for large parts of Orkla's organisation. The Board of Directors thanks all employees for their efforts and the results achieved.

COMPETENCE

Orkla has focused strongly on human resource development for many years and has developed several internal training programmes in management and specialised disciplines, which are run by the Orkla Academies. Elkem also has extensive organisational development and human resource development programmes. The experience and expertise of both organisations will be actively utilised to further strengthen this area at Orkla.

In addition to this, in 2005 central resource centres were established in the field of purchasing, production and logistics, and marketing. Through the development of normative tools and by providing active consultancy services for individual business areas, these centres will make an important contribution towards ensuring that the Group achieves its ambitious goals in the fields of product development, innovation and cost effectiveness.

Otherwise, the experience and competence developed by each employee in each job will be one of the most important contributions to the Group's overall human resource development.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Orkla's environmental efforts are characterised by a coherent, long-term approach and a desire to contribute to sustainable development. Orkla's environmental policy summarises the Group's attitude to environmental activities. The details of environmental programmes are formulated by the individual business areas. Work on incorporating the HSE activities of Elkem and Sapa is in progress.

A good, safe working environment is a basic prerequisite for sustainable value creation. There is therefore focus on preventive HSE activities. All accidents must be prevented and no work-related injuries, illnesses or accidents must be neglected.

In June 2005 a scrubber at Borregaard's factory in Sarpsborg was identified as the probable source of infection for an epidemic of Legionnaire's Dis-

ease that resulted in the deaths of 12 persons and the illness of more than 50 other persons in the area. It was not previously known that facilities of this type could cause the spread of legionella, and when the plant was inspected the health authorities judged the routines to be good. Those affected have received financial compensation. In cooperation with the authorities, extensive monitoring and operating programmes have been implemented to prevent similar situations.

Orkla carries out continuous risk identification and risk analyses of the working environment, work equipment, manual work operations, the danger of pollution, industrial protection and fire and explosion prevention in accordance with the Norwegian HSE regulations. Orkla has also identified and carried out risk analyses of processes and equipment that may cause the spread of legionella. Action plans have been drawn up which are implemented and followed up by senior management.

The injury rate (H-value) was 10.7 personal injuries with absence per million working hours in 2005, compared with 9.9 in 2004. Work is in progress throughout the Group on measures to reduce the injury rate.

Sickness absence in Orkla's Norwegian companies was 7.1 % in 2005, compared with 7.4 % in 2004. Orkla is continuing its efforts to reduce sickness absence by means of the Inclusive Working Life project and other measures.

Continuous improvement is a guiding principle of Orkla's HSE activities. Orkla therefore strives to limit the negative environmental consequences that may occur throughout the value chain and is sensitive to the views and demands of customers, consumers and employees. All the environmental requirements laid down by the authorities and the local community must be complied with. Orkla imposes strict requirements on its suppliers with respect to product safety and environmental standards. Drills are held regularly to train staff to deal with various types of emergency situations. Apart from the legionella accident, there were no events that resulted in serious damage to the external environment in 2005.

Orkla strongly emphasises the importance of generating trust and confidence. The Group's products must therefore be based on safe raw materials and be manufactured using methods that are accepted by customers and consumers. The Group has adopted a wait-and-see attitude to the use of modern gene technology in the production of food products.

No single activity at Orkla generates greater environmental improvements than long-term efforts to improve productivity and use more environmentally sound production methods. Elkem, Sapa and Borregaard consume large quantities of energy and therefore work continuously on saving and investment projects to reduce energy consumption and increase the use of renewable fuel. For financial reasons, Orkla has chosen to use several different energy systems, which means that there are annual variations in carbon dioxide emissions. Elkem's emission of greenhouse gases is mainly linked to the formation of carbon dioxide from carbothermal production of metals and alloys, and to emissions of fluorcarbon compounds from electrolytic production of aluminium.

The distribution of various raw materials and products has a significant impact on the environment. Orkla is therefore focusing on rationalising transport and using packaging materials that can be re-used or recycled in an appropriate manner. Orkla companies are active members of several organisations in the Nordic region that have been established to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and the current status in the various business areas may be found at www.orkla.com/environment.

CORPORATE GOVERNANCE

Orkla's governance systems are based on principles that follow the system used in the Norwegian Code of Conduct for Corporate Governance and largely conform to current international views concerning good corporate governance.

A more detailed description of corporate governance at Orkla may be found on pages 92–94 of this annual report.

THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the same way as other listed companies, Orkla has implemented IFRS with effect from the first quarter of 2005. The financial statements for 2005 have been presented in accordance with IFRS, and comparable figures for 2004 have been restated according to the same principles. The financial statements for the parent company have been prepared in accordance with simplified IFRS pursuant to section 3–9 of the Norwegian Accounting Act.

The explanation of accounting principles on pages 22–23 describes important matters relating to accounting treatment pursuant to IFRS.

TRENDS IN H-VALUES[1] AT ORKLA[2]


15
12
9
6
3
9.5
9.4
11.9
9.9
10.7
'01 '02 '03 '04 '05

[1] Number of injuries with absence per million working hours
[2] H-values for 2001–2002 apply only to operations in Norway, while values for 2003–2005 apply to the entire Group

TRENDS IN SICKNESS ABSENCE AT ORKLA IN NORWAY*


8
6
4
2
%
6.9
7.5
7.1
7.4
7.1
'01 '02 '03 '04 '05

* 2000–2003 incl. Orkla Beverages which was divested in 2004

ALLOCATION OF PROFIT FOR THE YEAR

In 2005, Orkla ASA's profit for the year totalled NOK 13,598 million. The Board of Directors proposes the following allocation:

NOK million	
Transferred to other equity	13,598
Total	**13,598**

Free equity amounted to NOK 19.6 billion at year-end.

The proposed ordinary dividend of NOK 7.50 per share is 67 % higher than the dividend for 2004 and is equivalent to a payout ratio of 27 % (dividend as a percentage of earnings per share).

OUTLOOK FOR 2006

In general the international economic prospects appear to be largely positive, although rather unstable. The growth rate of the Chinese economy slowed down in 2005 but significant growth is still expected in China. Continued growth is anticipated in Russia and Eastern Europe. The prospects for Europe are uncertain, but the macro-economic figures indicate a slight improvement in 2006. The US economy is expected to continue to grow, but at a slower pace. The major imbalances still give rise to a considerable amount of uncertainty about future developments.

In the Nordic region, several grocery chains aim to increase the proportion of private labels, and there will continue to be strong focus on prices and margins. For Orkla Brands and Orkla Foods, strong brand names, good innovation and effective communication with consumers will be increasingly important. For Orkla Media, the advertising markets developed positively in 2005. However, there is uncertainty about future developments due to stronger competition on the markets in which Orkla operates. The cost reduction programmes that have been implemented and planned are expected to continue to make a positive contribution to the Branded Consumer Goods area in 2006.

Oil and energy prices are expected to remain high. At the beginning of the year, prices for primary aluminium were high, while the markets for silicon metal and ferrosilicon were weak. In all parts of the Speciality Materials business extensive effort is put into measures to adapt to the changed operating parameters. Comprehensive cost reduction programmes have been implemented and the degree of specialisation is increasing. This work will be further intensified in 2006.

The financial markets continued to do well in 2005 and the Oslo Stock Exchange grew particularly strongly. A moderate rise in interest rates is expected in most markets, while the macro picture for the global stock markets is considered to be positive but fragile at the beginning of 2006. Geopolitical conditions, imbalances in the US economy and possible slower growth in China all represent risks that may substantially change the economic situation in 2006.

Oslo, 2 March 2006

The Board of Directors of Orkla ASA

Johan Fr. Odfjell
Chairman of the Board

Svein S. Jacobsen
Deputy Chairman

Kjell E. Almskog

Aage Andersen

Jonny Bengtsson

Birgitta Stymne Göransson

Stein Erik Hagen

Kjetil Haanes

Anne Birgitte Lundholt

Åse Aulie Michelet

Dag J. Opedal
Group President and CEO



From the left: Anne Birgitte Lundholt, Svein S. Jacobsen (deputy chairman), Birgitta Stymne Göransson, Stein Erik Hagen, Åse Aulie Michelet, Johan Fr. Odfjell (chairman of the board), Kjell E. Almskog, Jonny Bengtsson, Kjetil Haanes. (Aage Andersen not present.) See also page 95.

INCOME STATEMENT

The income statement presents revenues and expenses for the companies consolidated in the Group and measures the results for the accounting period in accordance with current IFRS guidelines. The income statement distinguishes between the Group's operating activities and its financial items. Operating profit includes amortisation of intangible assets and any non-recurring costs incurred during the period. The amortisation of intangible assets and non-recurring costs, for instance in the form of substantial impairment and/or provisions for restructuring, only to a limited degree reflect the Group's earnings potential.

The Group's financial items include profit from associates, profit from the Financial Investments division's investment portfolio and the net result of the Group's total financing, currency exposure and any other gain or loss related to financial items. Taxes represent the Group's total tax charge, while minority interests consist of the share of the profit/loss reported by the Group for the year that must be attributed to external interests in Group subsidiaries.

		IFRS		NGAAP	
Amounts in NOK million	Note	2005	2004	2004	2003
Revenues	1	**53,833**	31,489	31,259	29,604
Other operating revenues		**1,471**	637	797	556
Operating revenues	2	**55,304**	32,126	32,056	30,160
Cost of materials		**(25,482)**	(12,329)	(12,297)	(11,445)
Payroll expenses	3	**(12,051)**	(7,694)	(7,689)	(7,321)
Other operating expenses	4	**(10,817)**	(8,183)	(8,143)	(7,729)
Depreciations and write-downs of tangible assets	8, 9	**(2,149)**	(1,182)	(1,200)	(1,243)
Amortisation intangible assets	9	**(236)**	(7)	(391)	(391)
Other revenues and expenses	5	**(312)**	(690)	(655)	(790)
Operating profit	2	**4,257**	2,041	1,681	1,241
Profit from associates	10	**196**	592	159	658
Dividends		**1,019**	551	698	437
Gains and losses/write-downs portfolio investments	16	**2,186**	750	627	259
Financial items, net	6	**(452)**	(143)	(178)	(609)
Ordinary profit before taxes		**7,206**	3,791	2,987	1,986
Taxes	19	**(1,162)**	(695)	(697)	(624)
Ordinary profit after taxes		**6,044**	3,096	2,290	1,362
Gain/profit discontinued operations		**0**	12,529	12,529	574
Profit for the year	2	**6,044**	15,625	14,819	1,936
Minorities' share of profit for the year	18	**(246)**	(71)	(48)	(35)
Majorities' share of profit for the year		**5,798**	15,554	14,771	1,901
Earnings per share (NOK)	7	**28.1**	75.5	71.7	9.2
Earnings per share diluted (NOK)	7	**28.1**	75.4	71.6	9.2
Earnings per share diluted, adjusted[1] (NOK)	7	**30.1**	17.4	15.4	16.2

[1] Before amortisation, other revenues and expenses and in 2004 the gain on the sale of Orkla's interest in Carlsberg Breweries.

Sensitivity:
Orkla presents revenues and expenses in accordance with the principles applied by the Group in its income statement which is in accordance with IFRS.

In 2005 non-recurring items totalling NOK -312 million were expensed under "Other revenues and expenses". These items are material non-recurring expenses that will not normally be incurred in future accounting periods.

The Group's financial position is also affected by matters that are not reported in the income statement:

- In 2005 unrealised portfolio gains totalling NOK 1,536 million were temporarily charged against equity. These gains will not be recognised in the income statement until they are realised.
- In 2005 unrealised losses on hedge transactions totalling NOK 571 million were temporarily charged against equity. These losses will not be reversed in the income statement until the hedged item is realised.

BALANCE SHEET

The balance sheets shows the Group's companies total assets in the form of non-current and current assets and how these are financed, broken down into equity and non-current and current liabilities. Non-current assets have a lifetime of more than one year. Tangible assets are physical assets which, when their value is impaired through use, are depreciated over expected useful life. Intangible assets are mostly excess values arising from acquisitions, such as the value of purchased trademarks, power rights and the residual goodwill value. These will only be amortised to a limited degree, but their book value must be justified by annual impairment tests. Power rights are amortised over their remaining licence period. Investments in associates are assets in companies in which the Group has significant, but not controlling influence. Current assets are items that mainly have a one-year cycle including cash and cash equivalents. The portfolio is reported as a current asset on the grounds that there are no time limits for when the various items may be sold. The Group's equity consists of shareholders' capital, broken down into paid-in and earned equity. Minority interests' share of equity consists of the external interests in the Group's subsidiaries. Provisions for liabilities comprise the Group's pension liabilities, as well as any other provisions such as provisions for restructuring. Other non-current and current liabilities are broken down into interest-bearing and non-interest-bearing liabilities based on the distinguishing criterion of one year to maturity. Current, non-interest-bearing liabilities are interest-free operating credits such as trade accounts payable, accrued unpaid public taxes/charges, etc. Interest-bearing liabilities comprise the Group's total borrowings and represent loans from various credit institutions. Most balance sheet items are specified and explained in separate notes.

Amounts in NOK million	Note	2005	1.1.2005[1]	2004[1]
ASSETS				
Tangible assets	8	**16,912**	9,334	9,334
Intangible assets	9	**17,560**	3,817	3,817
Deferred tax assets	19	**517**	188	188
Investments in associates	10	**2,499**	4,369	4,369
Other financial non-current assets	12	**1,130**	4,725	4,725
Non-current assets		**38,618**	22,433	22,433
Inventories	13	**6,055**	2,875	2,875
Receivables	14	**11,348**	4,769	4,483
Portfolio investments etc.	16	**16,177**	13,170	10,850
Cash and cash equivalents	15, 2	**2,411**	2,308	2,308
Current assets		**35,991**	23,122	20,516
Total assets	2	**74,609**	45,555	42,949
EQUITY AND LIABILITIES				
Paid-in equity	17	**2,010**	2,007	2,007
Earned equity		**35,167**	29,239	26,720
Minority interests	18	**746**	448	448
Equity		**37,923**	31,694	29,175
Deferred tax	19	**2,848**	493	473
Provisions	20	**2,951**	1,564	1,564
Non-current interest-bearing liabilities	21	**13,045**	4,246	4,246
Non-current liabilities		**18,844**	6,303	6,283
Current interest-bearing liabilities	21	**5,703**	1,326	1,326
Taxes payable	19	**1,215**	574	574
Other current liabilities	14	**10,924**	5,658	5,591
Current liabilities		**17,842**	7,558	7,491
Equity and liabilities		**74,609**	45,555	42,949

[1] Comparable figures in accordance with IFRS are shown both as of 1 January 2005 and as of 31 December 2004. IAS 39 Financial Instruments was implemented with effect from 1 January 2005. The differences in the balances are due to the fact that the share portfolio and hedge transactions were recognised at fair value on 1 January 2005 and the changes in value were recognised directly in equity.

Oslo, 2 March 2006
The Board of Directors of Orkla ASA

Johan Fr. Odfjell Chairman	Svein S. Jacobsen Deputy Chairman	Kjell E. Almskog	Aage Andersen	Jonny Bengtsson	Birgitta Stymne Göransson
Stein Erik Hagen	Kjetil Haanes	Anne Birgitte Lundholt	Åse Aulie Michelet	Dag J. Opedal Group President and CEO	

CASH FLOW STATEMENT

In accordance with IFRS guidelines, the Group's cash flows are broken down into cash flow from operating, investing and financing activities. The cash flow statement explains the general changes in the Group's liquidity since the previous accounting period. Orkla wishes to present a statement of cash flows from operating activities that can also provide meaningful information on cash flows per segment. The IFRS cash flow statement is not structured in that way and the Group has therefore adapted the presentation to facilitate both needs. The first part of the cash flow statement presents figures for the Industry division, while the cash flows from the Financial Investments division after financial items but before portfolio investments are summarised on one line. Orkla defines cash flow from operating activities as the amount that is available when operating profit before depreciation is adjusted for changes in tied-up working capital, the sale of tangible assets and necessary replacement investments. Replacement investments are investments necessary in order to maintain the current level of activity, while expansion investments are corresponding investments in order to increase capacity. Cash flow from operating activities must thus cover fixed items such as the Group's financial expenses, taxes and other minor changes in capital and provide a basis for self-financed growth. In order to meet two different needs, net replacement investments and dividends must be moved to "Investing activities".

Amounts in NOK million	Note	2005	2004
Industry division:			
Operating profit		**3,951**	1,809
Amortisations, depreciations and write-downs		**2,487**	1,359
Changes in net working capital		**(450)**	1,074
Cash flow from operations before net replacement expenditures	1	**5,988**	4,242
Net replacement expenditures		**(1,646)**	(860)
Cash flow from operations		**4,342**	3,382
Financial items, net		**(494)**	(303)
Cash flow from Industry division		**3,848**	3,079
Cash flow from Financial Investments division		**706**	860
Taxes paid		**(1,245)**	(581)
Cash flow from operations after tax		**3,309**	3,358
TRANSFERRED TO INVESTING ACTIVITIES:			
Net replacement expenditures (Industry and Financial Investments division)		**1,662**	883
Dividends received		**(1,019)**	(551)
CASH FLOW FROM OPERATING ACTIVITIES		**3,952**	3,690
Sale of tangible assets		**694**	209
Replacement expenditures	1	**(2,356)**	(1,092)
Expansion investments, Industry division	1	**(737)**	(27)
Sold companies		**383**	17,562
Acquired companies	1, 22	**(18,672)**	(751)
Net purchases/sales portfolio investments		**660**	(72)
Dividends received		**1,019**	551
Other capital transactions		**220**	78
CASH FLOW FROM INVESTING ACTIVITIES		**(18,789)**	16,458
Net interest-bearing debt from acquisitions	15	**5,237**	81
Cash flow before financing activities		**(9,600)**	20,229
Dividends paid		**(2,081)**	(6,015)
Net share buy-back		**63**	(82)
Net paid to shareholders		**(2,018)**	(6,097)
Currency translation net interest-bearing debt		**228**	(61)
Change in own interest-bearing debt	15	**7,939**	(8,809)
Change in own interest-bearing receivables	15	**3,554**	(4,266)
Change in own net interest-bearing debt		**11,493**	(13,075)
CASH FLOW FROM FINANCING ACTIVITIES		**9,703**	(19,233)
Change in cash and cash equivalents	15	**103**	996

STATEMENT OF CHANGES IN EQUITY

Theoretically, equity will change from one period to the next in accordance with the Group's financial results. Under IFRS, there will be additional items that are charged directly against equity, such as changes in the fair value of the share portfolio and changes in the fair value of currency transactions under hedge accounting. In addition, there may be share issues or the Group may buy or sell its own shares. Fluctuations in foreign exchange rates will also affect equity due to translation differences both between the average exchange rate in the income statement and the closing rate in the balance sheet and between the rates in the opening and closing balance sheets. Changes in accounting principles can also affect equity.

Amounts in NOK million	Share capital	Own shares	Premium fund	Total paid-in equity	Other equity[1]	Orkla ASA	Translation effects	Group reserve	Total Group	Minorities	Total equity
Equity 31 December 2003 NGAAP	1,337	(13)	721	2,045	9,341	**11,386**		2,193	**13,579**	247	**13,826**
Translation to IFRS:											
Reversed dividend					5,972	**5,972**			**5,972**		**5,972**
Options					16	**16**			**16**		**16**
Pensions					(43)	**(43)**		(328)	**(371)**		**(371)**
Elkem presented as associate								508	**508**		**508**
Excess value forests								99	**99**		**99**
Deficit value associates in portfolio					(236)	**(236)**		(11)	**(247)**		**(247)**
Discounted effects of deferred tax on acquisitions								(98)	**(98)**		**(98)**
Group contributions 2004, deferred one year					(1,257)	**(1,257)**		1,257	**0**		**0**
Presspublica from joint venture to subsidiary										**173**	**173**
Equity 1 January 2004 IFRS	1,337	(13)	721	2,045	13,793	**15,838**	0	3,620	**19,458**	**420**	**19,878**
Profit for the year 2004 Orkla ASA					2,810	**2,810**		(2,810)	**0**		**0**
Dividend 2003					(5,972)	**(5,972)**			**(5,972)**		**(5,972)**
Amortisation of own shares	(10)	10		0		**0**			**0**		**0**
Buy-back of own shares		(38)		(38)	(1,171)	**(1,209)**		1,126	**(83)**		**(83)**
Group profit for the year								15,554	**15,554**	**71**	**15,625**
Change in minorities interest, see note 18 for details										**(43)**	**(43)**
Translation effects foreign subsidiaries							(230)		**(230)**		**(230)**
Equity 31 December 2004	1,327	(41)	721	2,007	9,460	**11,467**	(230)	17,490	**28,727**	**448**	**29,175**
Translation to IFRS (effects of IAS 39):											
Excess value of portfolio investments					2,186	**2,186**		134	**2,320**		**2,320**
Excess value of hedge accounting					(37)	**(37)**		236	**199**		**199**
Equity 1 January 2005	1,327	(41)	721	2,007	11,609	**13,616**	(230)	17,860	**31,246**	**448**	**31,694**
Profit for the year 2005 Orkla ASA					13,598	**13,598**		(13,598)	**0**		**0**
Dividend 2004					(1,952)	**(1,952)**			**(1,952)**		**(1,952)**
Amortisation of own shares	(25)	25		0		**0**			**0**		**0**
Sale of own shares		3		3	60	**63**			**63**		**63**
Group profit for the year								5,798	**5,798**	**246**	**6,044**
Change in minorities interest, see note 18 for details										**52**	**52**
Change in fair value portfolio					1,469	**1,469**		67	**1,536**		**1,536**
Change in fair value hedging instruments					(10)	**(10)**		(561)	**(571)**		**(571)**
Option costs					26	**26**			**26**		**26**
All-inclusive principle due to acquisitions								1,445	**1,445**		**1,445**
Translation effects foreign subsidiaries							(414)		**(414)**		**(414)**
Equity 31 December 2005	1,302	(13)	721	2,010	24,800	**26,810**	(644)	11,011	**37,177**	**746**	**37,923**

Reconciliation equity NGAAP and IFRS									
Equity 31 December 2004 NGAAP	1,327	(41)	721	2,007	7,854	**9,861**		16,214	**26,075**
Reversed goodwill amortisation								384	**384**
Other IFRS profit and loss effects					(2)	**(2)**		18	**16**
Reversed dividend 2004					1,960	**1,960**			**1,960**
Options					16	**16**			**16**
Pensions					(40)	**(40)**		(323)	**(363)**
Elkem presented as associate								765	**765**
Excess value forests								99	**99**
Deficit value associates in portfolio					(116)	**(116)**		(11)	**(127)**
Discounted effects of deferred tax on acquisitions								(98)	**(98)**
Group contributions 2004, deferred one year					(212)	**(212)**		212	**0**
Translation effects foreign subsidiaries							(230)	230	**0**
Equity 31 December 2004 IFRS	1,327	(41)	721	2,007	9,460	**11,467**	(230)	17,490	**28,727**

[1] Other capital for Orkla ASA includes as of 31 December 2005 fund for unrealised gains amounting to NOK 4,900 million (0 as of 31 December 2004) and other paid-in equity amounting to NOK 26 million (0 as of 31 December 2004).

ACCOUNTING PRINCIPLES

The consolidated financial statements for Orkla ASA, including notes, for the year 2005 were approved by the Board of Directors of Orkla ASA on 2 March 2006. Orkla ASA is a public limited company with its office address at Skøyen in Oslo (Norway). The shares are listed on the Oslo Stock Exchange. Segment information for the various business areas is given in Note 1 and the business areas are commented on in a separate section after the financial statements and notes in the annual report.

The financial statements for 2005 and comparative figures have been prepared in full compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU. All amounts are in NOK million unless otherwise stated. Figures in brackets are negative, expenses or disbursements (cash flow).

The information above the income statement, balance sheet, cash flow statement and notes has been inserted in order to provide a more detailed explanation of the various presentations.

Restatement according to IFRS

The figures for 2004 have been restated according to IFRS. The statement of changes in equity on page 21 illustrates the effects on equity of the changed definitions, both as of 31 December 2003 and 31 December 2004. Note 26 "Restatement in accordance with IFRS" illustrates the effects of the transition to IFRS for the income statement for 2004. In addition a separate transition document, which describes the transition in detail, is available on Orkla's website. There has been a change compared with the presentation that was published in April 2005. When the figures were restated, the Group changed the principle of capitalising financing costs to the IFRS benchmark principle of directly expensing financing costs. Since then, the IASB appears to have changed its opinion, in addition to which a further convergence between IFRS and USGAAP seems likely to result in financing costs being capitalised in the future. The Group has chosen the principle that gives the best accrual accounting. Tangible assets have increased by a total of NOK 59 million, with a corresponding change in equity capital and deferred tax. Net financial items in the income statement have improved by NOK 14 million, all the above compared with the figures published in April 2005.

Orkla has not applied IFRS standards with an effective date later than 1 January 2006.

New companies

Orkla acquired several companies in 2005. The two largest acquisitions were Elkem (including Sapa) and Chips Ab. Acquired companies are presented in Note 22.

Principles for the preparation of the consolidated financial statements

The consolidated financial statements show the overall financial results and the overall financial position when the parent company, Orkla ASA, and its controlling interests in other companies are presented as a single economic entity. Shares in companies where the Group has sole controlling influence (subsidiaries) are consolidated 100 %, line by line, in the consolidated financial statements. The minorities' share of ordinary profit or loss after tax and their share of equity are presented on separate lines. The Group's shares in companies in which the Group together with others has a controlling influence (joint ventures) are consolidated line by line in the financial statements using the proportionate consolidation method. Shares in companies presented under the Industry division where the Group has significant influence (associates) are valued using the equity method. The Group's share of profit or loss after tax and equity in the respective associate are presented on a single line in the consolidated income statement and the balance sheet respectively. Financial assets owned by the Financial Investments division are commented on in a separate section below. Other financial investments owned by the Industry division are treated as available for sale and capitalised at fair value, with changes in value being charged directly to equity. All internal matters between Group companies have been eliminated.

In connection with the acquisition of a subsidiary, the establishment of a joint venture or the acquisition of significant influence in an associate, an excess value analysis is carried out in a consistent way. The acquisition is reported from the time the Group has control and the cost price provides the basis for a fair value analysis of the acquisition. The difference between the cost of the shares and the Group's share of equity is primarily allocated to the Group's assets and liabilities in the acquired company. In companies where the Group already held interests before the business combination, the value of assets and liabilities at the time of the business combination will provide the basis for the allocation of excess value. The Group's equity will therefore be affected by the fact that the assets are re-priced as if the entire acquisition had been made at this time. Goodwill is calculated for each acquisition. Any intangible assets are identified and valued at fair value. The residual value of the acquisition is classified as goodwill.

Investments in foreign companies are translated using the exchange rate as of 31 December for the balance sheet, while monthly average exchange rates are used for the income statement. Currency translation effects are charged directly to equity.

Accrual, classification and valuation principles

The financial statements are primarily based on the historical cost principle. However this does not apply to the treatment of financial assets, which are mainly reported as available for sale, or to biological assets (forests), which are reported at fair value. Hedges are reported at fair value in the balance sheet and changes in value are directly reflected in Group equity. The accrual accounting principle and the going concern assumption are underlying assumptions for preparing the financial statements. Other fundamental requirements are understandability, relevance and reliability, all considered in relation to cost/benefit. Assets and liabilities are defined, and items that do not satisfy these definitions will not be recognised in the balance sheet. No general valuation rules apply.

The *classification* of items in the balance sheet depends on the 12-month rule. Items with a lifetime of more than 12 months are non-current, while other items are current. This applies to both assets and liabilities. Dividend does not become a liability before it has been formally approved by the general meeting.

Orkla presents amortisation and other revenues and expenses on separate lines. The amortisation of intangible assets will largely represent a cost accrual of values linked to acquired companies and does not reflect a need for re-investment. Other revenues and expenses represent significant non-recurring items that do not relate to a specific period and have been separated from ordinary operations. These will largely consist of significant restructuring costs. Hence the comparability of the individual lines in ordinary operations will thereby be more relevant. Other revenues and expenses may also include substantial write downs of both tangible and intangible assets.

The *valuation* of items in the financial statements is carried out according to current IFRS standards.

Operating revenues are presented after deducting discounts, value added tax and other government charges and special taxes.

Revenues from the sale of goods are recognised in the income statement at the time of delivery. Services are recognised as and when they are provided. The proportion of sales revenues relating to the future provision of services is capitalised as deferred income at the time of sale and subsequently recognised in the income statement as and when the services are provided. Interest revenues are recognised when they are earned, while dividends are recognised in the income statement when they are received or adopted (simultaneous).

Gains on the sale of tangible assets are presented as "other operating revenues". Any major gains in the form of sales of real estate on non-utilised property are regarded as part of Group operations and will be presented hereunder.

Trade receivables are valued at fair value as of 31 December. Provisions are then made for anticipated losses on receivables that have fallen due.

Inventories of purchased goods are valued at the lower of acquisition cost or fair value according to the FIFO principle. Self-manufactured finished goods and work in progress are valued at production cost. Deductions are made for obsolescence. Inventories consist only of components that are part of the finished products, including packaging.

Shares and other investments represent financial investments and are separate from the Group's strategic industrial activities. The share portfolio is presented at fair value as a currrent asset, and shares in companies in which the Group has less than a 20 % interest are treated as available for sale with changes in value charged directly to equity, while shares in companies in which the Group has more than a 20 % (but less than a 50 %) interest are treated as associates and changes in value are recognised in the income statement. Items in the part of the portfolio defined as available for sale which have a lower value than book value are written down in the income statement if the fall in value is significant or long-term. The write down cannot be reversed in the income statement until the value is realised. Dividends received are recognised in the income statement at the time when they are adopted, which usually coincides with to the time of payment.

Tangible assets, but not investment property or biological assets, are recognised in the balance sheet if they are intended for the production, delivery of goods or administrative purposes and have a lifetime of more than one year. Direct maintenance of tangible assets is expensed under operating costs as and when it occurs,

while expenditure on additions or improvements is added to the cost price of the assets and depreciated at the same rate as the assets. Replacements of entire tangible assets are reported in the balance sheet. Tangible assets are depreciated over their anticipated useful life. Residual value is taken into account. Excess values from the acquisition of new companies are related directly to the assets concerned in the consolidated financial statements and depreciated in step with these assets. Financing costs in connection with the production of the company's own tangible assets are recognised in the balance sheet.

Biological assets. The Group has biological assets in the form of forests. Forests are valued at fair value and any change in value is recognised in the income statement. Forests are included in Note 8.

Intangible assets. Expenditure on internally generated intangible assets, such as new trademarks, etc., are expensed directly since the future financial benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time the trademark is launched. The costs of intangible assets taken over by the company through acquisitions are recognised in the balance sheet. In Orkla's case, the identified items will usually be trademarks. Orkla has formulated its own guidelines (royalty method) for valuing these types of intangible assets from acquisitions. Trademarks with an infinite useful life are not amortised. Other identified trademarks are amortised over 5-10 years. Few other intangible assets are expected to be identified, but if they are capitalised they will be amortised over their useful economic life. Intangible assets with an infinite useful life must undergo an annual impairment test to ensure that their value is intact. Examples of other intangible assets include power rights, contracts, customer lists, etc. Capitalised expenditure on internally generated or specially adapted computer programmes are presented as intangible assets. Depreciation of these types of intangible assets is presented together with the Group's other depreciation. Specially adapted computer programmes etc. have a re-investment need similar to other tangible assets.

Intangible assets from new acquisitions are explained in Note 22.

Research and development (R&D). R&D costs are the expenses incurred by the Group in conducting research and development, studies of existing or new products, production processes, etc. in order to secure future earnings. Expenditure on research will always be expensed directly, while expenditure on development will be considered for recognition in the balance sheet and capitalised if the criteria are met. The Group has at all times a large number of concepts under consideration. See Note 9.

Goodwill is the difference between the purchase price and the balance sheet value of an acquired enterprise after the excess/deficit value has been assigned to identifiable tangible and intangible assets. Goodwill includes expectations of for example synergies and future earnings. Capitalised goodwill derives solely from acquisitions. Goodwill is not amortised, but must undergo an annual impairment test. According to the rules in IFRS 1 First-time Adoption, historically amortised and written off goodwill as of 31 December 2003 is continued at capitalised values on this date. Goodwill from new acquisitions is explained in Note 9 and Note 22.

Pensions are accounted for in accordance with IAS 19. Pension costs and pension liabilities for defined benefit plans are calculated on the basis of linear accumulation using assumptions for discount rates, future salary adjustments, pensions and benefits from national insurance, future return on pension plan assets and actuarial assumptions regarding mortality rate, voluntary exits, etc. Pension plan assets are valued at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid. Changes in the pension liability due to changes in pension plans are expensed immediately in the case of changes corresponding to an immediate paid-up policy entitlement; if not due to changes in pension plans the variance is accrued until paid-up policy entitlement has vesting. Most of the plan variances at Orkla are of the first type. Changes in liabilities and pension plan assets due to changes in and deviations from the estimated assumptions, are spread over the estimated average remaining vesting period for the part of the deviations that exceeds 10 % of the gross pension liability (or of pension plan assets if they are the highest). Pursuant to the transition rule in IFRS, non-amortised plan and estimate variances as of 1 January 2004 were charged against equity. In the case of pension schemes that are defined contribution plans, the contribution to employees' pension savings is the cost for the period.

Foreign currency. Foreign currency transactions are presented at the exchange rate on the date of the transaction, while items in foreign currency are presented at the rate on the balance sheet date. Any gain/loss is reported in the income statement as financial items. Revenues and expenses in foreign subsidiaries are translated at the average exchange rate for the period. Balance sheet items in foreign subsidiaries are translated at the rate on the balance sheet date. Gains and losses on internal foreign currency loans are recorded against equity, where the loans are treated as an unsecured net investment.

Derivatives. Derivatives are valued at fair value on the balance sheet date and reported as assets or liabilities. Gains and losses due to realisation or changes in fair value are reported in the income statement, in cases where the derivative is not part of a hedge relationship that meets the criteria for hedge accounting. Embedded derivatives in commercial contracts are identified and measured separately in cases where this follows from IAS 39. Gains and losses on derivatives that are part of cash flow hedges are charged temporarily against equity until the hedged item is reported in the income statement. Gains and losses on derivatives that hedge fair value are reported in the income statement and wholly or partially offset by changes in the value of the hedged item.

Currency derivatives that are part of cash flow hedges are reported on the same line as the hedged transaction when they fall due. Currency derivatives that hedge the value of foreign shares are reported together with any change in the value of the shares that is due to a change in exchange rates, as portfolio gain/loss. Gains and losses on other forward exchange contracts are charged against financial items.

Gains and losses on loans or currency derivatives in foreign currency that are identified as hedge instruments for a net investment in a foreign subsidiary are charged temporarily to equity and reported in the income statement together with the gain/loss when the investment is realised.

Financial contracts concerning future purchases or sales of electric power that hedge future production are recognised in the income statement with an equal charge against equity. Unrealised gains or losses on financial power trading contracts that do not constitute hedges are recognised in the income statement.

Loans/claims and interest rate derivatives. Interest rate revenues and costs on loans and claims are recognised at amortised cost. In other words the changes in value resulting from changes in interest rates during the interest rate period are not reported in the income statement. In the case of interest rate derivatives that are designated as hedges for future interest rate costs (floating to fixed rate contracts) the change in the fair value is charged to equity. For interest rate derivatives that are designated as hedges for future fixed interest rate loans (fixed to floating rate contracts) both the change in the fair value of the loan and the change in the value of the interest rate derivative are recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax in the balance sheet is calculated at the nominal tax rate based on timing differences between accounting and tax values. If an entity has a deferred tax assets, consideration must be given to whether it can justifiably be capitalised. Deferred tax assets are continuously evaluated and are capitalised to the extent it is probable that the taxable profit is large enough to utilise the deferred tax asset.

Deferred tax and deferred tax assets are offset to the extent this is possible under the taxation law and regulations.

Contingent liabilities (provisions) are recognised in accordance with IAS 37 "Contingent liabilities and contingent assets". Provisions are made whenever a decision is adopted to implement measures (restructuring) which entail substantial changes in the scope of Orkla's business operations or the way in which they are carried out. Provisions are made on the basis of the best estimate of the expenses that are expected to be incurred.

Contingent liabilities will be recognised in the financial statements if on a balance of probability it is likely that they will be utilised for settlement. The best estimate is used for calculating the settlement value. Other material matters are commented on in Note 23.

Share-based payments. The Group's share savings programmes, share options and share-based cash bonuses are reported in accordance with IFRS 2 "Share-based payments". Shares to employees issued at a share price less than the market value are accounted for by recognising the difference between the market value of the shares and the issue price as a payroll expense. Options for employees are valued at the fair value of the option at the time the option plan is adopted (the date of issue). The Black & Scholes model is used for valuation of options. The cost of the option is accrued over the period during which the employee earns the right to receive the option (the vesting period). Share-based cash settlement means that the company has a real obligation to make future cash payments. This arrangement is reported as a liability in the balance sheet. The accumulated costs must correspond to the amount that is paid out at the time of settlement. The liability must at all times reflect the vested share of the fair value of the liability. The cost is accrued over the vesting period. The value is calculated on the basis of the same principles as share-based options. Provisions are made for the employer's national insurance contributions in connection with share option plans, which are related to the difference between the issue price and the market price of the share at year-end, on the basis of the vesting period of the programmes.

NOTES

1 Segments

Orkla has chosen business areas as its primary segments and geographical regions as secondary segments. In the segment information, the various items in the income statement, cash flow statement and capital employed, together with selected key figures, are broken down between the different business areas, thereby providing those using the financial statements with a better basis for understanding the Group's underlying operations. The table below shows operating revenues broken down by market for each business area based on the customers' location. Profit, cash flow and capital employeed are broken down by business area. See Note 11 for capital employed, investments and number of man-years per geographical markets.

SEGMENTS 2005

Amounts in NOK million	Orkla Foods Nordic	Orkla Food Ingredients	Orkla Foods International	Eliminations Foods	Orkla Foods	Orkla Brands	Orkla Media	Eliminations Branded Consumer Goods	Branded Consumer Goods	Elkem Energy	Elkem Primary Aluminium
REVENUES/PROFIT											
Norway	4,217	287	-	-	4,504	3,537	3,124	-	11,165	519	125
Sweden	2,989	875	-	-	3,864	1,011	403	-	5,278	-	1
Denmark	572	819	-	-	1,391	412	3,714	-	5,517	-	-
Finland and Iceland	744	89	-	-	833	705	1	-	1,539	-	91
Nordic region	8,522	2,070	-	-	10,592	5,665	7,242	-	23,499	519	217
Rest of Western Europe	162	183	245	-	590	243	15	-	848	-	1,890
Central and Eastern Europe	33	261	2,000	-	2,294	160	1,223	-	3,677	-	134
Asia	4	13	6	-	23	6	-	-	29	-	-
Rest of the world	57	4	1	-	62	43	-	-	105	2	-
Outside Nordic region	256	461	2,252	-	2,969	452	1,238	-	4,659	2	2,024
Revenues[1]	8,778	2,531	2,252	-	13,561	6,117	8,480	-	28,158	521	2,241
Other operating revenues	27	11	5	-	43	7	193	-	243	73	14
Intercompany	59	201	55	(269)	46	212	4	(255)	7	879	78
Operating revenues	8,864	2,743	2,312	(269)	13,650	6,336	8,677	(255)	28,408	1,473	2,333
Cost of goods sold	(4,128)	(1,718)	(1,411)	254	(7,003)	(2,847)	(1,797)	216	(11,431)	(694)	(1,339)
Payroll expenses	(1,740)	(403)	(341)	-	(2,484)	(1,128)	(3,273)	-	(6,885)	(75)	(208)
Other expenses	(1,685)	(402)	(405)	15	(2,477)	(1,154)	(2,908)	39	(6,500)	(88)	(181)
Depreciations and write-downs	(314)	(77)	(82)	-	(473)	(158)	(274)	-	(905)	(45)	(153)
Operating profit before amortisation and other revenues and expenses	997	143	73	0	1,213	1,049	425	0	2,687	571	452
Amortisation intangible assets	(1)	-	(9)	-	(10)	(5)	(16)	-	(31)	(203)	-
Other revenues and expenses	(24)	-	-	-	(24)	(115)	(98)	-	(237)	-	-
Operating profit	972	143	64	-	1,179	929	311	-	2,419	368	452
Profit from associates	1	-	-	-	1	142	44	-	187	-	-
Minorities' share of profit	(25)	-	(1)	-	(26)	-	(30)	-	(56)	(19)	-
[1] Of this sales in EU	4,486	2,144	1,014	-	7,644	2,423	5,345	-	15,412	-	2,033
CASH FLOW											
Cash flow from operations before net replacement expenditures	1,177	176	100	-	1,453	1,232	660	-	3,345	na	na
Replacement expenditures	(281)	(98)	(106)	-	(485)	(130)	(454)	-	(1,069)	(19)	(95)
Expansion investments	(21)	(2)	(16)	-	(39)	-	-	-	(39)	(396)	(102)
Acquired companies	(542)	(105)	(825)	-	(1,472)	(3,595)	(228)	-	(5,295)	-	-
CAPITAL EMPLOYED 31 DECEMBER											
Net working capital	75	245	390	-	710	376	(732)	-	354	117	390
Associates	12	-	-	-	12	1,213	238	-	1,463	-	-
Intangible assets	1,947	449	747	-	3,143	3,474	1,421	-	8,038	1,878	255
Tangible assets	1,992	481	616	-	3,089	1,242	1,874	-	6,205	989	1,544
Capital employed (book value)	4,026	1,175	1,753	-	6,954	6,305	2,801	-	16,060	2,984	2,189
KEY FIGURES[2]											
Operating margin (%)	11.2	5.2	3.2	-	8.9	16.6	4.9	-	9.5	38.8	19.4
Return on capital employed (%)	19.6	10.5	4.3	-	14.9	20.0	10.2	-	15.3	na	na
Total man-years	4,167	1,072	5,085	-	10,324	3,142	7,068	-	20,534	96	769

[2] Key figures are defined on page 50.

Elkem Silicon-related	Eliminations Elkem	Elkem	Sapa	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Speciality Materials	Speciality Materials	H.O./un-allocated/ eliminations	Industry division	Financial Investments division	Eliminations Group	Orkla Group
505	-	1,149	167	153	251	-	404	-	1,720	9	12,894	92	-	**12,986**
137	-	138	1,710	-	105	-	105	-	1,953	-	7,231	11	-	**7,242**
88	-	88	339	-	14	-	14	-	441	-	5,958	-	-	**5,958**
88	-	179	107	-	22	-	22	-	308	-	1,847	-	-	**1,847**
818	-	1,554	2,323	153	392	-	545		4,422	9	27,930	103	-	**28,033**
2,284	-	4,174	7,095	-	1,715	-	1,715	-	12,984	-	13,832	-	-	**13,832**
260	-	394	951	-	164	-	164	-	1,509	-	5,186	-	-	**5,186**
752	-	752	510	-	874	-	874	-	2,136	-	2,165	-	-	**2,165**
1,967	-	1,969	1,637	-	906	-	906	-	4,512	-	4,617	-	-	**4,617**
5,263	-	7,289	10,193	-	3,659	-	3,659	-	21,141	-	25,800	-	-	**25,800**
6,081	-	8,843	12,516	153	4,051	-	4,204	-	25,563	9	53,730	103	-	**53,833**
145	(35)	197	1	2	107	-	109	-	307	25	575	896	-	**1,471**
243	(1,112)	88	-	188	12	(155)	45	(92)	41	(46)	2	5	(7)	**0**
6,469	(1,147)	9,128	12,517	343	4,170	(155)	4,358	(92)	25,911	(12)	54,307	1,004	(7)	**55,304**
(3,577)	749	(4,861)	(7,861)	(121)	(1,418)	154	(1,385)	92	(14,015)	38	(25,408)	(74)	-	**(25,482)**
(1,120)	-	(1,403)	(2,557)	(1)	(878)	-	(879)	-	(4,839)	(133)	(11,857)	(194)	-	**(12,051)**
(1,291)	398	(1,162)	(1,220)	(57)	(1,463)	1	(1,519)	-	(3,901)	(24)	(10,425)	(399)	7	**(10,817)**
(350)	-	(548)	(383)	(7)	(269)	-	(276)	-	(1,207)	(6)	(2,118)	(31)	-	**(2,149)**
131	0	1,154	496	157	142	0	299	0	1,949	(137)	4,499	306	0	**4,805**
	-	(203)	-	-	(2)	-	(2)	-	(205)	-	(236)	-	-	**(236)**
(75)	-	(75)	-	-	-	-	-	-	(75)	-	(312)	-	-	**(312)**
56	-	876	496	157	140	-	297	-	1,669	(137)	3,951	306	-	**4,257**
-	-	-	3	-	1	-	1	-	4	5	196	-	-	**196**
(21)	-	(40)	1	-	(10)	-	(10)	-	(49)	(138)	(243)	(3)	-	**(246)**
2,525	-	4,558	9,999	-	1,847	-	1,847	-	16,404	-	31,816	11	-	**31,827**
na	-	1,408	726	147	376	-	523	-	2,657	(14)	5,988	-	-	**5,988**
(325)	-	(439)	(483)	(11)	(319)	-	(330)	-	(1,252)	(19)	(2,340)	(16)	-	**(2,356)**
(197)	-	(695)	-	-	(3)	-	(3)	-	(698)	-	(737)	-	-	**(737)**
(79)	-	(79)	(233)	-	(10)	-	(10)	-	(322)	(13,055)	(18,672)	-	-	**(18,672)**
589	-	1,096	1,749	123	893	-	1,016	-	3,861	(260)	3,955	549	-	**4,504**
938	-	938	17	-	16	-	16	-	971	57	2,491	8	-	**2,499**
1,822	-	3,955	3,239	7	94	-	101	-	7,295	(2)	15,331	74	-	**15,405**
2,169	-	4,702	2,773	59	2,524	-	2,583	-	10,058	110	16,373	493	-	**16,866**
5,518	-	10,691	7,778	189	3,527	-	3,716	-	22,185	(95)	38,150	1,124	-	**39,274**
2.0	-	12.6	4.0	45.8	3.4	-	6.9	-	7.5	-	8.3	-	-	**8.7**
na	-	10.3	6.4	83.6	4.1	-	8.2	-	8.6	-	11.3	-	-	**-**
2,191	-	3,056	7,925	14	1,780	-	1,794	-	12,775	90	33,399	142	-	**33,541**

SEGMENTS 2004

Amounts in NOK million	Orkla Foods Nordic	Orkla Food Ingredients	Orkla Foods International	Eliminations Foods	Orkla Foods	Orkla Brands	Orkla Media	Eliminations Branded Consumer Goods	Branded Consumer Goods	Elkem Energy	Elkem Primary Aluminium
REVENUES/PROFIT											
Norway	4,370	287	-	-	4,657	3,252	2,881	-	10,790	-	-
Sweden	3,332	771	-	-	4,103	782	410	-	5,295	-	-
Denmark	555	844	-	-	1,399	196	3,752	-	5,347	-	-
Finland and Iceland	571	89	-	-	660	128	-	-	788	-	-
Nordic region	8,828	1,991	-	-	10,819	4,358	7,043	-	22,220	-	-
Rest of Western Europe	163	128	246	-	537	175	-	-	712	-	-
Central and Eastern Europe	29	296	889	-	1,214	15	1,074	-	2,303	-	-
Asia	3	15	-	-	18	3	-	-	21	-	-
Rest of the world	45	8	-	-	53	41	-	-	94	-	-
Outside Nordic region	240	447	1,135	-	1,822	234	1,074	-	3,130	-	-
Revenues[1]	9,068	2,438	1,135	-	12,641	4,592	8,117	-	25,350	-	-
Other operating revenues	16	9	7	-	32	3	161	-	196	-	-
Intercompany	30	193	40	(225)	38	192	2	(226)	6	-	-
Operating revenues	9,114	2,640	1,182	(225)	12,711	4,787	8,280	(226)	25,552	-	-
Cost of goods sold	(4,166)	(1,656)	(694)	218	(6,298)	(1,853)	(1,712)	198	(9,665)	-	-
Payroll expenses	(1,855)	(369)	(179)	-	(2,403)	(930)	(3,034)	-	(6,367)	-	-
Other expenses	(1,736)	(417)	(250)	7	(2,396)	(935)	(2,861)	28	(6,164)	-	-
Depreciations and write-downs	(321)	(81)	(48)	-	(450)	(118)	(302)	-	(870)	-	-
Operating profit before amortisation and other revenues and expenses	1,036	117	11	0	1,164	951	371	0	2,486	-	-
Amortisation intangible assets	1	-	-	-	1	-	(6)	-	(5)	-	-
Other revenues and expenses	(35)	-	-	-	(35)	-	7	-	(28)	-	-
Operating profit	1,002	117	11	-	1,130	951	372	-	2,453	-	-
Profit from associates	1	-	-	-	1	156	29	-	186	-	-
Minorities' share of profit	(23)	-	-	-	(23)	-	(40)	-	(63)	-	-
[1] Of this sale in EU	4,636	2,065	963	-	7,664	1,278	5,227	-	14,169	-	-
CASH FLOW											
Cash flow from operations before net replacement expenditures	1,385	270	28	-	1,683	1,073	698	-	3,454	-	-
Replacement expenditures	(225)	(72)	(99)	-	(396)	(100)	(271)	-	(767)	-	-
Expansion investments	(3)	(6)	(4)	-	(13)	-	-	-	(13)	-	-
Acquired companies	(257)	-	(115)	-	(372)	(91)	(225)	-	(688)	-	-
CAPITAL EMPLOYED 31 DECEMBER											
Net working capital	(63)	222	251	-	410	92	(713)	-	(211)	-	-
Associates	15	-	-	-	15	1,443	217	-	1,675	-	-
Intangible assets	1,650	394	149	-	2,193	373	1,221	-	3,787	-	-
Tangible assets	2,000	453	376	-	2,829	764	2,372	-	5,965	-	-
Capital employed (book value)	3,602	1,069	776	-	5,447	2,672	3,097	-	11,216	-	-
KEY FIGURES[2]											
Operating margin (%)	11.4	4.4	0.9	-	9.2	19.9	4.5	-	9.7	-	-
Return on capital employed (%)	20.6	8.4	1.7	-	16.4	35.7	8.6	-	18.0	-	-
Total man-years	4,203	957	1,906	-	7,066	2,066	6,947	-	16,079	-	-

[2] Key figures are defined on page 50.

Elkem Silicon-related	Eliminations Elkem	Elkem	Sapa	Borregaard Energy	Borregaard Chemicals	Eliminations Borregaard	Borregaard	Eliminations Speciality Materials	Speciality Materials	H.O./un-allocated/ eliminations	Industry division	Financial Investments division	Eliminations Group	Orkla Group
-	-	-	-	84	880	-	964	-	964	8	11,762	83	-	**11,845**
-	-	-	-	-	397	-	397	-	397	-	5,692	8	-	**5,700**
-	-	-	-	-	95	-	95	-	95	-	5,442	-	-	**5,442**
-	-	-	-	-	112	-	112	-	112	-	900	-	-	**900**
-	-	-	-	84	1,484	-	1,568	-	1,568	8	23,796	91	-	**23,887**
-	-	-	-	-	2,373	-	2,373	-	2,373	-	3,085	-	-	**3,085**
-	-	-	-	-	226	-	226	-	226	-	2,529	-	-	**2,529**
-	-	-	-	-	1,029	-	1,029	-	1,029	-	1,050	-	-	**1,050**
-	-	-	-	-	844	-	844	-	844	-	938	-	-	**938**
-	-	-	-	-	4,472	-	4,472	-	4,472	-	7,602	-	-	**7,602**
-	-	-	-	84	5,956	-	6,040	-	6,040	8	31,398	91	-	**31,489**
-	-	-	-	1	92	-	93	-	93	23	312	325	-	**637**
-	-	-	-	219	52	(187)	84	-	84	(83)	7	15	(22)	**0**
-	-	-	-	304	6,100	(187)	6,217	-	6,217	(52)	31,717	431	(22)	**32,126**
-	-	-	-	(109)	(2,760)	186	(2,683)	-	(2,683)	82	(12,266)	(63)	-	**(12,329)**
-	-	-	-	(1)	(1,062)	-	(1,063)	-	(1,063)	(131)	(7,561)	(133)	-	**(7,694)**
-	-	-	-	(65)	(1,764)	1	(1,828)		(1,828)	(40)	(8,032)	(173)	22	**(8,183)**
-	-	-	-	(7)	(280)	-	(287)	-	(287)	(7)	(1,164)	(18)	-	**(1,182)**
-	-	-	-	122	234	0	356	-	356	(148)	2,694	44	0	**2,738**
-	-	-	-	-	(2)	-	(2)	-	(2)	-	(7)	-	-	**(7)**
-	-	-	-	-	(815)	-	(815)	-	(815)	(35)	(878)	188	-	**(690)**
-	-	-	-	122	(583)	-	(461)	-	(461)	(183)	1,809	232	-	**2,041**
-	-	-	-	-	1	-	1	-	1	1	188	404	-	**592**
-	-	-	-	-	(10)	-	(10)	-	(10)	-	(73)	2	-	**(71)**
-	-	-	-	-	2,947	-	2,947	-	2,947	-	17,116	8	-	**17,124**
-	-	-	-	135	767	-	902	-	902	(114)	4,242	-	-	**4,242**
-	-	-	-	(10)	(277)	-	(287)	-	(287)	(5)	(1,059)	(33)	-	**(1,092)**
-	-	-	-	-	(14)	-	(14)	-	(14)	-	(27)	-	-	**(27)**
-	-	-	-	-	(44)	-	(44)	-	(44)	(19)	(751)	-	-	**(751)**
-	-	-	-	107	1,090	-	1,197	-	1,197	(119)	867	78	-	**945**
-	-	-	-	-	5	-	5	-	5	57	1,737	2,632	-	**4,369**
-	-	-	-	-	76	-	76	-	76	(50)	3,813	4	-	**3,817**
-	-	-	-	66	2,462	-	2,528	-	2,528	151	8,644	653	-	**9,297**
-	-	-	-	173	3,633	-	3,806	-	3,806	39	15,061	3,367	-	**18,428**
-	-	-	-	40.1	3.8	-	5.7	-	5.7	-	8.5	-	-	**8.5**
-	-	-	-	75.9	5.4	-	8.0	-	8.0	-	14.8	-	-	**-**
-	-	-	-	14	2,103	-	2,117	-	2,117	91	18,287	133	-	**18,420**

2 Joint Ventures

Joint Ventures are investments in companies in which the Group, together with others, has controlling influence. This type of collaboration is based on a specific agreement. The Group's involvement in the joint venture is accounted for by including its proportionate share of revenues, expenses, assets, liabilities and cash flows into its consolidated financial statements. The Group has more limited access to e.g. the liquidity of this type of company than to that of Group subsidiaries. Joint ventures may not, for example, participate in the Group cash pool system and normally have independent financing which is reported in their own balance sheet.

The Group currently has two major joint ventures, Elkem Aluminium ANS and Hjemmet Mortensen (HM). HM operates with the Danish company Egmont. Although the company is controlled on a 50/50 basis, Orkla's financial share is 40 % based on its share of the assets invested. Elkem Aluminium ANS operates on a 50/50 basis with Alcoa where Elkem is the managing partner. In 2004 and the first two months of 2005 (until the acquisition of Chips), Chips Scandinavian Company was regarded as a joint venture.

	Elkem Aluminium ANS[1]	Hjemmet Mortensen	
Amounts in NOK million	2005	2005	2004
Operating revenues	**2,333**	**661**	636
Operating profit	**491**	**122**	138
Profit for the year	**477**	**88**	103
Cash and cash equivalents	**33**	**132**	174
Total assets (before intangible)	**2,342**	**268**	293

[1] Joint and several liabilities are included in Note 23.

3 Payroll expenses

Payroll expenses are the total disbursements relating to remuneration of personnel employed by the Group and of Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. Any benefits in kind such as a company car, telephone or the like are reported as wages, but are presented as operating expenses according to the nature of the expense.

Amounts in NOK million	2005	2004
Wages and holiday pay	**(9,802)**	(6,367)
National insurance contributions	**(1,627)**	(908)
Pension costs	**(436)**	(363)
Other payments etc.	**(186)**	(56)
Payroll expenses	**(12,051)**	(7,694)

Pensions

The Group's pension costs show employees' accumulation of future pension entitlement in the accounting year. This may be in the form of an annual contribution to the employee's pension plan (contribution plan) or the accumulation during the year of entitlement to a specified future pension (defined benefit plan).

Defined benefit plans

The Group's present and former employees are covered by pension plans that are classified as funded benefit plans. In addition, present and former employees are covered by benefit plans that are paid from the companies' operations.

The Group's benefit plans are primarily concentrated in Norway, Sweden and the United States. These countries account for 30 %, 36 % and 25 %, respectively, of the Group's gross pension liability.

The plans in Norway are primarily "net plans" that do not link the Group's liability to changes in benefits from the Norwegian National Insurance Fund. The Group's legal obligations are not influenced by the accounting treatment.

Most employees in Norway are covered by contractual early retirement (AFP) schemes. It is assumed that 50 % of employees will utilise AFP schemes.

Pension costs for the year for the Group's defined benefit plans are calculated by independent actuaries and are based on information as of 1 January 2005.

Contribution plans

Contribution plans comprise plans whereby the companies make annual contributions to the employees' pension plans. The return on the plan assets of each employee will decide the ultimate pension benefit. Contribution plans also comprise pension plans common to several companies and where the pension premium is set independently of the demographic profile in the various companies (multi-employer plans).

Orkla replaced defined benefit plans in Norway with defined contribution plans from 1 January 2004 for employees under the age of 60. In 2005 Elkem decided to carry out a similar change in its Norwegian companies from 1 January 2006. As of 1 January 2006, all employees under 62 years of age in Norwegian companies in the Elkem Group had received a paid-up policy from the life insurance company corresponding to their accumulated pension rights on that date. The accounting liability that has been replaced by paid-up policies took into account anticipated future wage growth, and liabilities in excess of the value of the paid-up policies, amounting to NOK 77 million, were reversed as of 31 December 2005. Of this, NOK 62 million was taken to income in 2005, while a provision of NOK 15 million was made for liabilities in connection with the transition.

In 2005 the pension plan for employees in Norway who earn more than twelve times the national insurance basic amount (12G) in Orkla ASA, Orkla Foods, Orkla Brands, Orkla Media and Borregaard was changed from a defined benefit plan to a contribution based plan. Employees are credited with a contribution linked to the salary they earn in excess of 12G, and this contribution is recognised as a pension liability in the company's balance sheet. This liability will be regulated annually with a return that corresponds to the investment profile chosen by the individual employee. These liabilities amounted to NOK 127 million as of 31 December 2005.

Assumptions relating to defined benefit plans

The anticipated return on pension funds is determined on the basis of the composition of the pension funds. Risk relating to these funds is taken into account. The discount rate is set at the rate on corporate bonds with an especially high credit rating and with the same lifetime as the pension liabilities (AA-rated corporate bonds). In countries where there is no active corporate bond market, the government bond rate is used, adjusted for the actual lifetime of the pension liabilities.

	Norway		Sweden		USA	
	2005	2004	2005	2004	2005	2004
Discount rate	4-4.5 %	4.5-5 %	4 %	5 %	5.5 %	5 %
Future salary adjustment	2-3 %	2-3 %	2.5-3 %	2.5 %	4 %	2.5 %
G-multiplier	3 %	3 %	2.5-3 %	2.5 %	-	-
Adjustment of benefits	2 %	2 %	2 %	2 %	-	-
Expected return on pension plan assets	6.5-7 %	6.5 %	-	-	8.5 %	6 %
Actual return on pension plan assets	7.2 %	6.8 %	-	-	6.5 %	-

Changes in net pension liability during the year

Amounts in NOK million	2005	2004
Net pension liability 1 January	**(955)**	(978)
Net pension cost for the year	**(436)**	(363)
Contributions	**533**	388
Liabilities acquired in business combinations	**(1,060)**	(2)
Net pension liability 31 December	**(1,918)**	(955)

Breakdown of net pension costs

Amounts in NOK million	2005	2004
Current service cost (including national insurance contributions)	**(171)**	(85)
Interest cost on pension liability	**(300)**	(143)
Expected return on plan assets	**291**	128
Actuarial gains and losses	**(7)**	(2)
Net pension costs of benefit plans	**(187)**	(102)
Contribution plans	**(340)**	(261)
Contribution plans for salary above 12G	**(15)**	0
Curtailments and settlements[1]	**106**	0
Net pension costs	**(436)**	(363)

[1] Settlement consists of the effect of the transition to defined contribution plans at Elkem, which amounted to NOK 62 million, and the settlement of pension plans in connection with the sale of operations in Elkem USA, which amounted to NOK 44 million.

Breakdown of pension liability as of 31 December

Amounts in NOK million	2005	2004
Present value of the pension obligation	**(6,705)**	(3,048)
Pension plan assets (fair value)	**4,372**	2,215
Net pension liability	**(2,333)**	(833)
Unrecognised actuarial gains and losses	**415**	(122)
Net pension liability	**(1,918)**	(955)
Capitalised pension liability	**(2,049)**	(1,001)
Capitalised plan assets	**131**	46

Breakdown of pension plan assets (fair value) as of 31 December

	2005	2004
Cash and cash equivalents	**2 %**	4 %
Money market investments	**7 %**	4 %
Bonds	**51 %**	65 %
Loans	**3 %**	4 %
Shares	**33 %**	16 %
Property	**4 %**	7 %
Total pension plan assets	**100 %**	100 %

4 Other operating expenses

Other operating expenses consist of other expenses, the most important of which are specified below.

Amounts in NOK million	2005	2004
External freight costs	**(1,559)**	(1,356)
Energy costs (production and heating)	**(1,253)**	(894)
Advertising	**(1,455)**	(1,259)
Repair and maintenance costs	**(1,275)**	(652)
Rental/leasing	**(483)**	(450)
Operating expenses vehicles	**(541)**	(268)
Other operating expenses	**(4,251)**	(3,304)
Total other operating expenses	**(10,817)**	(8,183)

5 Other revenues and expenses

Other revenues and expenses are items substantially relating to other periods which are reported separately from ordinary operating profit/loss for the purpose of comparability. The items are specified below. Items that the Group classifies as "Other revenues and expenses" are substantial non-recurring items that are either unusual or irregular and that cannot be linked to normal operations. In a Group as large as Orkla, projects of varying scope will be carried out continuously with a view to rationalising day-to-day operations. This type of continuous improvement may also include structural changes, but as a rule will not qualify for recognition as "Other revenues and expenses", regardless of the financial scope of the project. Thus projects that qualify for such recognition are primarily projects that either culminate in the closure or winding-up of a business, production, etc. or that totally change the extent of or the way in which the business is run. Other items will be considered separately.

Amounts in NOK million	2005
Write-downs goodwill and restructuring Household Textiles	**(115)**
Write-downs goodwill and restructuring Direct Marketing	**(98)**
Restructuring in Elkem's Silicon business	**(75)**
Closure of factory Öland, Orkla Foods	**(24)**
Total	**(312)**
Of this: Write-downs/reallocation tangible assets	**28**
Write-downs intangible assets	**(159)**

Amounts in NOK million	2004
Restructuring and write-down Denofa	(515)
Restructuring and write-down Borregaard Synthesis (Italy, USA and China)	(250)
Restructuring Borregaard Sarpsborg	(50)
Repayment from strike fund and restructuring Berlingske	7
Orkla's 350th anniversary	(35)
Restructuring Bakehuset	(35)
Gain on sale of Karenslyst allé 12-14	188
Total	(690)
Of this: Write-downs tangible assets	(187)

6 Financial items, net

Net financial items consist of interest revenues and expenses relating to the Group's total financing. The net unhedged exchange-rate effects of the Group's receivables and liabilities in foreign currencies will also be reported as net foreign exchange gains/losses. Gains or losses on foreign exchange transactions may result from the fact that hedges are not 100 % effective. Any gains or losses on securities wich are reported in the Financial Investments division, will be included in other financial items.

Amounts in NOK million	2005	2004
Interest income	**216**	299
Interest expenses	**(668)**	(419)
Net interest	**(452)**	(120)
Net foreign exchange gains/losses	**6**	(1)
Other financial items, net	**(6)**	(22)
Financial items, net	**(452)**	(143)

7 Earnings per share

Earnings per share are one of several indicators that can be used in financial analyses to assess a company's performance. The key figure shows how much the profit/loss for the period amounts to per share and is calculated by dividing the profit/loss for the period by the average number of shares outstanding.

The Orkla Group has an option programme whereby certain management staff have the right in the future to buy a number of Orkla shares at a specified exercise price (see Note 24 "Payroll expenses"). As a result of this programme, shares outstanding may be diluted when options are exercised. In order to take into account this future increase in the number of shares outstanding, diluted earnings per share are calculated in addition to basic earnings per share. Average shares outstanding are then adjusted to take into account the diluting effect of the option programme.

Amounts in NOK million	2005	2004
Profit for the year after minority interests for continued operations	**5,798**	3,025
Gain discontinued operations	**-**	12,529
Profit for the year after minority interests	**5,798**	15,554

	2005	2004
Average no. of shares outstanding	**206,065,819**	205,924,518
Estimated dilution effect	**462,113**	331,108
Average no. of shares outstanding diluted	**206,527,932**	206,255,626

183,000 options were issued on 23 February 2006. Otherwise there have been no major transactions involving outstanding shares or options in the period between the balance sheet date and the date of completion of the annual report.

To estimate discontinued operations per share, use the line "Gain discontinued operations" in the income statement and the average number of shares outstanding from the table above.

8 Tangible assets

Tangible assets are various types of property and equipment that are necessary for the Group's operating activities. Unless there are significant changes in operating parameters, these assets will largely necessitate corresponding reinvestment over time. Tangible assets comprise items such as land, buildings, plants, machinery, fixtures and fittings, IT equipment and vehicles. Assets that are subject to wear and tear are depreciated over the period of useful life, while tangible assets that are not subject to wear and tear are presented at cost price (e.g. property sites). The residual value is taken into account in the calculation of annual depreciation. Annual depreciation is an indication of the extent of the need for corresponding reinvestment. Tangible assets are depreciated linearly at the following rates: buildings 2–4 %, machinery, fixtures and fittings 5–15 %, vehicles 15–25 % and EDP-equipment 16–33 %. The table in the note includes both directly acquired assets and excess values ascribed to underlying assets in purchased companies.

Amounts in NOK million	Land, buildings and other property[1]	Machinery and assets	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total
Book value 1 January 2005	4,258	4,017	490	569	**9,334**
Investments	469	988	1,264	276	**2,997**
Disposals	(896)	(93)	(69)	(58)	**(1,116)**
Companies acquired	2,924	4,361	360	161	**7,806**
Transferred from assets under construction	60	371	(452)	21	**0**
Impairments	30[2]	(30)	(2)	(16)	**(18)**
Depreciations	(359)	(1,386)	-	(275)	**(2,020)**
Currency translation	(24)	(21)	-	(26)	**(71)**
Book value 31 December 2005	6,462	8,207	1,591	652	**16,912**
Total cost 1 January 2005	6,891	12,724	493	2,361	**22,469**
Accumulated depreciations and write-downs	(2,633)	(8,707)	(3)	(1,792)	**(13,135)**
Book value 1 January 2005	4,258	4,017	490	569	**9,334**
Total cost 31 December 2005	9,146	17,771	1,693	2,384	**30,994**
Accumulated depreciations and write-downs	(2,684)	(9,564)	(102)	(1,732)	**(14,082)**
Book value 31 January 2005	6,462	8,207	1,591	652	**16,912**
Book value 1 January 2004	4,609	3,956	718	591	**9,874**
Investments	83	793	-	207	**1,083**
Disposals	(300)	(68)	-	(11)	**(379)**
Companies acquired	40	37	4	5	**86**
Transferred from assets under construction	74	152	(226)	-	**0**
Impairments	(29)	(156)	-	(2)	**(187)**
Depreciations	(210)	(689)	(6)	(214)	**(1,119)**
Currency translation	(9)	(8)	-	(7)	**(24)**
Book value 31 December 2004	4,258	4,017	490	569	**9,334**

[1] The Group has biological assets in the form of forests, the book value of which was NOK 164 million as of 31 December 2005. Forests are valued at fair value and an increase in value of NOK 26 million was recognised in operating profit in 2005.
[2] Related to reversal of write-downs in Borregaard in 2004.

9 Intangible assets

Intangible assets have largely been capitalised in connection with the acquisition of a business. Intangible assets, classified as non-amortisable have an indefinite life and it is impossible on the balance sheet date to foresee when the trademark will cease to have value. This type of strong trademark is not amortised. Other intangible assets are amortised over their useful life. Amortisation is reported on a separate line in the income statement. Expenses relating to internally generated intangible assets are essentially expensed as and when they are incurred. According to the transitional rules in IFRS 1, goodwill from before 2004 may continue to be reported at book value as of 31 December 2003. The content of goodwill before and after this date may therefore differ. IT consists of customised software and will differ from other intangible assets in terms of the need for reinvestment. Amortisation of these assets is therefore included in depreciation and write-downs of tangible assets. Amortisable intangible assets are amortised linearly at the following rates: Trademarks 10–20 %, power rights 4 % and IT 16–33 %.

Amounts in NOK million	Trademarks not amortisable	Trademarks amortisable	Masterheads amortisable	Power rights and other intangible assets	Development[4]	IT	Goodwill	Total
Book value 1 January 2005	42	-	39	18	-	212	3,506	3,817
Investments	-	-	-	-	29	93	70	192
Disposals	-	-	-	-	-	(16)	-	(16)
Companies acquired	1,679	6	2	4,575[2]	-	126	7,823	14,211
Impairments[1]	-	-	-	-	-	-	(181)[3]	(181)
Amortisations	-	(2)	(4)	(207)	(1)	(111)	-	(325)
Currency translation	(31)	-	-	(3)	-	2	(106)	(138)
Book value 31 December 2005	1,690	4	37	4,383	28	306	11,112	17,560
Total cost 1 January 2005	42	-	39	20	-	460	7,434	7,995
Accumulated amortisations and write-downs	-	-	-	(2)	-	(248)	(3,928)	(4,178)
Book value 1 January 2005	42	-	39	18	-	212	3,506	3,817
Total cost 31 December 2005	1,690	6	41	4,592	29	665	15,221	22,244
Accumulated amortisations and write-downs	-	(2)	(4)	(209)	(1)	(359)	(4,109)	(4,684)
Book value 31 December 2005	1,690	4	37	4,383	28	306	11,112	17,560
Book value 1 January 2004	-	-	-	-	-	254	3,113	3,367
Investments	-	-	-	-	-	36	-	36
Disposals	-	-	-	-	-	(1)	-	(1)
Companies acquired	42	-	39	20	-	-	414	515
Impairments	-	-	-	-	-	-	-	-
Amortisations	-	-	-	(2)	-	(63)	(5)	(70)
Currency translation	-	-	-	-	-	(14)	(16)	(30)
Book value 31 December 2004	42	-	39	18	-	212	3,506	3,817

[1] Impairment is explained in Note 22.
[2] Investments in other intangible assets largely consist of the allocation of excess values to power rights in connection with the acquisition of Elkem.
[3] This amount consists of write-down of goodwill amounted to NOK 159 million, recognised under "Other revenues and expenses", see Note 5, and other minor write-downs amounting to NOK 22 million.
[4] In additon Group companies have expensed NOK 512 million in research and development in 2005 (NOK 213 million in 2004).

10 Investments in associates accounted for under the equity method

Investments in associates accounted for under the equity method are investments of a strategic nature in companies in which the Orkla Group has significant influence by virtue of its ownership interest. This type of investment is accounted for by the Group presenting its share of the associate's profit/loss as a single-line item in the income statement and accumulating the results reported for the share on a single line in the balance sheet. Any excess values that are to be amortised are deducted from profit according to the same principles as for consolidated companies. Goodwill is not amortised. Dividends received from associates are reported against the booked value in the balance sheet and regarded as repayment of capital. The balance sheet value of associates thus represents the acquisition cost (= the fair value when acquired) plus profit accumulated up to the present, minus any amortisation of excess values and accumulated dividends received. Associates in the portfolio are presented in Note 16.

Amounts in NOK million	Elkem[1]	Jotun	REC	Chips[2]	Asker og Bærums Budstikke	Bergens Tidende	Others	Total from associates
Book value 1 January 2004	2,367	1,065	-	154	48	95	185	**3,914**
Additions/disposals in 2004	-	-	-	81	-	-	(27)	**54**
Additions/disposals in 2005	(2,624)	-	936[3]	(280)	-	-	26	**(1,942)**
Share of profit 2004	404	130	-	26	9	15	8	**592**
Share of profit 2005	-	139	0	3	13	24	17	**196**
Dividends/price adjustments 2004	(147)	(31)	-	16	(10)	(8)	(11)	**(191)**
Dividends/price adjustments 2005	-	(93)	-	-	(8)	(10)	(13)	**(124)**
Book value 31 December 2004	2,624	1,164	-	277	47	102	155	**4,369**
Book value 31 December 2005	0	1,210	936	-	52	116	185	**2,499**
Share owned 31 December 2005		42,5 %[4]	24,6 %[5]		30,8 %	28,5 %		

[1] Elkem is consolidated as a subsidiary from 1 January 2005.
[2] Chips is consolidated as a subsidiary from 1 March 2005.
[3] Including excess value related to acquisition of Elkem amounting to NOK 417 million.
[4] The Group has 38.2 % of the voting rights in Jotun.
[5] Ownership interest will be approximately 27.5 % if the convertible option is fully utilised. See Note 24.

Main figures (100 % figures):

Amounts in NOK million	Jotun 2005[1]	Jotun 2004	REC 2005
Operating revenuess	**6,710**	6,075	**2,454**
Operating profit	**535**	493	**601**
Profit after taxes and minority interests	**305**	295	**4**
Total assets	**5,121**	4,540	**6,118**

[1] Preliminary figures.

11 Geographical breakdown of capital employed, investments and number of man-years

Capital employed, investments and number of man-years are broken down by geographical markets based on the location of the companies. Capital employed is a measure of the enterprise's net booked "working capital". Investments are the sum of replacement and expansion investments. The number of man-years is the number of employees adjusted for the percentage of a full-time job in the respective positions represented in the reporting period. See Note 1.

	Capital employed		Investments		Number of man-years	
Amounts in NOK million	2005	2004	2005	2004	2005	2004
Norway	**18,338**	10,297	**1,711**	556	**9,036**	6,968
Sweden	**7,197**	2,985	**407**	166	**5,239**	2,881
Denmark	**2,022**	2,192	**227**	187	**3,347**	3,031
Finland and Iceland	**1,759**	277	**133**	29	**1,318**	494
Nordic region	**29,316**	15,751	**2,478**	938	**18,940**	13,374
Rest of Western Europe	**3,508**	888	**194**	74	**4,415**	835
Central and Eastern Europe	**2,898**	1,438	**201**	98	**8,072**	3,945
Asia	**465**	21	**67**	2	**699**	97
Rest of the world	**3,087**	330	**153**	7	**1,415**	169
Outside Nordic region	**9,958**	2,677	**615**	181	**14,601**	5,046
Total	**39,274**	18,428	**3,093**	1,119	**33,541**	18,420

12 Other non-current financial assets

Other non-current financial assets consist of financial investments of a long-term nature. The shareholdings presented here are of a strategic nature, but the size of the ownership interest and degree of influence do not qualify the shareholdings for presentation using the equity method. The shares are presented at fair value with changes in value charged directely against equity. This item also includes net pension premium reserves in companies that have greater pension premium reserves than pension liabilities, and other receivables falling due in more than one year's time.

Amounts in NOK million	2005	2004
Shares in other companies	**408**[1]	173
Interest in partnerships in other companies	**1**	1
Loans to employees	**50**	41
Pension funds	**131**	46
Interest-bearing receivables	**148**	4,446[3]
Other long-term receivables	**392**[2]	18
Total other non-current financial assets	**1,130**	4,725

[1] The book value of shares in Adresseavisen amounted to NOK 177 million. See also Note 16.
[2] NOK 233 million is related to advance payment in connection with the acquisition of the Slovakian company Alufinal. These funds are in a blocked account.
[3] NOK 4,209 million is a receivable in connection with the sale of the interest in Carlsberg Breweries. The receivable was redeemed in June 2005.

13 Inventories

The Group's inventories are specified in terms of both type of goods and business areas. Inventories comprise the Group's stocks of raw materials, work in progress and both internally manufactured finished goods and merchandise, valued at cost price or manufacturing cost. Any profit from internal sales has been eliminated. Inventories presented here should, as for cost of material, be goods that are or will be part of the finished product, including all packaging. Any redundant stock has been written down to its fair value (estimated future sales price).

Amounts in NOK million	2005	2004
Raw materials	**1,946**	1,020
Work in progress	**894**	182
Finished goods and merchandise	**3,215**	1,673
Total	**6,055**	2,875
Orkla Foods	**1,612**	1,411
Orkla Brands	**657**	409
Orkla Media	**68**	73
Elkem	**1,373**	-
Sapa	**1,600**	-
Borregaard	**726**	965
Head Office/unallocated	**19**	17
Total	**6,055**	2,875

14 Current receivables and liabilities

Current receivables

These receivables are both receivables relating to operations and interest-bearing receivables. Receivables relating to operations comprise trade receivables, prepayments and other current receivables. Trade receivables are continuously reviewed and losses have been calculated for receivables that have fallen due.

The difference between 1 January 2005 and 31 December 2004 in the balance sheet is entirely ascribable to hedge transactions recognised at fair value, amounting to NOK 286 million in current receivables and NOK 67 million in current liabilities. The counterpart is equity.

Amounts in NOK million	2005	2004
Accounts receivable	**7,939**	3,530
Advanced payment to supplier	**719**	191
Derivatives fair value	**173**	286
Interest receivables[1]	**744**	-
Other current receivables	**1,773**	762
Total current receivables	**11,348**	4,769

[1] Related to booked value of convertible bond issues to REC.

Current liabilities

Current liabilities are liabilities relating to operations (trade creditors, unpaid public taxes/charges, prepaid revenues, other accruals, etc.), financial liabilities (payable interest) and unpaid company taxes. All these items are interest-free borrowings. Capital employed only includes liabilities relating to operations. Dividends do not become liabilities until they have been approved by the General Meeting.

Amounts in NOK million	2005	2004
Trade accounts payable	**4,663**	1,745
Value added tax, employee taxes etc.	**1,563**	1,052
Derivatives fair value	**731**	67
Other current liablities	**3,967**	2,794
Total current liablities	**10,924**	5,658

15 Cash and cash equivalents and net interest-bearing liabilities

The Group's cash and cash equivalents must not be confused with its liquidity reserves and consist of liquid assets necessary for transactions and some short-term placements. The liquidity reserves are mainly held in the form of committed unutilised drawing facilities as disclosed in Note 21. The liquidity reserves are supplemented by the cash and cash equivalents.

Amounts in NOK million	2005	2004	Changes
Cash and cash equivalents	**1,902**	497	-
Restricted deposits	**14**	19	-
Group bank account system	**3**	481	-
Current placements	**492**	1,311	-
Total cash and cash equivalents[1]	**2,411**	2,308	103
Changes 2004 (Interest-bearing receivables 2003: 1,312)	**-**	-	996

[1] Including cash and cash equivalents in joint ventures. See Note 2.

Net interest-bearing liabilities

Amounts in NOK million	2005	2004	Changes
Non-current interest-bearing liabilities	**13,045**	4,246	8,799
Current interest-bearing liabilities	**5,703**	1,326	4,377
Repossessed net interest-bearing liabilities	**-**	-	(5,237)
Change interest-bearing own liabilities 2005	**-**	-	7,939
Non-current interest-bearing receivables	**148**	4,446	4,298
Current interest-bearing receivables	**744**	-	(744)
Change interest-bearing own receivables 2005	**-**	-	3,554
Changes 2004 (Interest-bearing liabilities 2003: 14,300)	**-**	-	(8,728)
Repossessed net interest-bearing liabilities	**-**	-	(81)
Changes own interest-bearing liabilities 2004	**-**	-	(8,809)
Changes 2004 (Interest-bearing receivables 2003: 180)	**-**	-	(4,266)
Net interest-bearing liabilities	**15,445**	(1,182)	16,627

See Note 21 Table 3 Unutilised commited credit facilities.

16 Portfolio investments

The Financial Investments division is one of the Group's three core areas. Orkla's Financial Investments division manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. The primary goal of the Financial Investments division is to maximise long-term yield, contribute to providing the Group with industrial options and to be one of the leading players in the fields of alternative investment in Norway. The main strategy for the investment portfolio is to identify and invest in value-creating companies.

Amounts in NOK million	Number of shares	Fair value	Unrealised gains	Industry	Ownership	Share of portfolio
Securities available for sale						
Listed securities Norway						
Storebrand	19,648,956	1,145	811	Insurance	7.6 %	7.1 %
DnB NOR	10,000,000	720	356	Bank	0.7 %	4.5 %
Steen & Strøm	3,161,635	648	468	Real estate	11.3 %	4.0 %
Rieber & Søn A	11,395,907	565	23	Consumer Goods	14.3 %	3.5 %
Norsk Hydro	802,480	556	233	Energy	0.3 %	3.4 %
Fast Search & Transfer	16,500,000	408	122	Software & Services	5.8 %	2.5 %
Schibsted	2,022,000	406	119	Media	2.9 %	2.5 %
Tomra	7,226,800	349	126	Industry	4.0 %	2.2 %
Opticom	1,770,000	235	56	IT	10.9 %	1.5 %
Oslo Børs Holding	499,500	200	154	Other finance	10.0 %	1.2 %
Nera	11,729,613	182	86	Technology Hardware & Equipment	9.5 %	1.1 %
Telenor	2,313,600	153	55	Telecommunication Services	0.1 %	0.9 %
Yara	1,484,500	146	8	Materials	0.5 %	0.9 %
Kongsberg Automotive	2,938,400	141	6	Automobiles & Components	6.6 %	0.9 %
Eltek	1,000,000	112	19	Technology Hardware & Equipment	3.1 %	0.7 %
Awilco Offshore	2,572,300	108	51	Energy Equipment & Services	2.2 %	0.7 %
Stolt Nielsen	451,650	100	(6)	Transportation	0.7 %	0.6 %
Others		692	95			4.3 %
Total		6,866	2,782			
Listed securities outside Norway						
Hennes & Mauritz	2,868,450	657	127	Retailing	0.4 %	4.1 %
Capio	4,275,500	511	368	Health Care Equipment & Services	5.1 %	3.2 %
Vimpelcom ADR	1,500,000	440	145	Telecommunication Services	0.7 %	2.7 %
Transocean Inc.	875,000	407	126	Energy Equipment & Services	0.3 %	2.5 %
Ericsson B	16,000,000	370	55	Technology Hardware & Equipment	0.1 %	2.3 %
Sampo	2,850,000	335	78	Insurance	0.5 %	2.1 %
AstraZeneca	900,000	297	78	Pharmaceuticals & Biotech	0.1 %	1.8 %
Amer	2,000,000	251	28	Consumer Goods	2.8 %	1.6 %
Nordea Bank	3,500,000	246	15	Bank	0.1 %	1.5 %
KCI Konecranes	732,720	242	150	Capital Goods	5.1 %	1.5 %
Electrolux B	1,160,800	204	49	Consumer Goods	0.4 %	1.3 %
Getinge Ind. B	2,152,600	200	44	Health Care Equipment & Services	1.1 %	1.2 %
Gambro A	2,390,000	176	(12)	Health Care Equipment & Services	1.0 %	1.1 %
Enter Sverige	164,251	160	78	Mutual fund	na	1.0 %
Nokian Renkaat	1,823,500	155	(21)	Automobiles & Components	1.5 %	1.0 %
Royal Caribbean Cruises	500,000	152	14	Hotels & Leisure	0.2 %	0.9 %
Enter Sverige Fokus	125,169	144	75	Mutual fund	na	0.9 %
Nordic Alpha Plc	135,000	140	31	Hedge fund	na	0.9 %
Danske Bank	500,000	119	44	Bank	0.1 %	0.7 %
Lebedyansky	277,080	118	44	Consumer Goods	1.4 %	0.7 %
Skistar	1,334,200	116	26	Hotels & Leisure	3.4 %	0.7 %
Gunnebo	1,717,500	115	(15)	Commercial Services & Supplies	3.9 %	0.7 %
Metro International	9,893,000	111	(7)	Media	3.8 %	0.7 %
Group 4 Securicor	5,500,000	104	5	Commercial Services & Supplies	0.4 %	0.6 %
Orkla Multistrategi	250,278	104	12	Hedge fund	na	0.6 %
Nordic Omega	563,000	102	2	Hedge fund	na	0.6 %
Others		1,018	185			6.3 %
Total		6,994	1,724			
Unlisted securities						
Industri Kapital 2000	-	425	33	Private equity fund	3.6 %	2.6 %
Industri Kapital 1997	-	239	(14)	Private equity fund	8.0 %	1.5 %
Carl Aller	6,450	186	137	Consumer Goods	3.6 %	1.2 %
Findus A+B[1]	33,175,916	170	57	Consumer Goods	14.7 %	1.1 %
Overseas Telecom A+B[2]	238,500	116	75	Telecommunication Services	13.1 %	0.7 %
Industri Kapital 2004	-	106	1	Private equity fund	5.0 %	0.7 %
Skandia Investment KS	-	77	42	Private equity fund	10.0 %	0.5 %
Ferd Private Equity	-	75	35	Private equity fund	5.0 %	0.5 %
Dynea	818,205	75	30	Materials	3.8 %	0.5 %
Others		417	38			2.6 %
Total		1,886	434			
Securities, with change in fair value reported in the income statement						
Håg	2,274,500	106		Industry	23.8 %	0.7 %
Northzone III (VP)	-	72		Private equity fund	30.0 %	0.4 %
Qubus Hotel Holding	66,772	67		Consumer Goods	20.5 %	0.4 %
Ncap	75,000	50		Private equity fund	44.4 %	0.3 %
Others		108				0.7 %
Total		403[3]	-			
Currency hedging, recorded in balance sheet			162			
Total portfolio investments		16,149[4]	5,102[5]			
Of this owned by Orkla ASA		16,102	5,103			

[1] Findus A: 9,769,885 shares, Findus B: 23,406,031 shares.
[2] Overseas Telecom A: 150,170 shares, Overseas Telecom B: 83,330 shares.
[3] Net profit 2005: NOK 329 million.
[4] In addition Orkla Media and Elkem have minor investments totalling NOK 28 million.
[5] See next page.

The portfolio largely consists of investments in large individual companies and will therefore be skewed in comparison with a market portfolio. 86 % of the portfolio consists of listed securities. Reference is made to the Report of the Board of Directors, where the return on the portfolio is described. The market value of listed securities is based on the latest buying price. Unlisted investments are valued at the best estimate of their fair value. When computing best estimates, emphasis is placed on external valuations as well as using recognised valuation methods.

Investments in companies in the portfolio where the Group has between 20 % and 50 % interest (associated companies) are presented at fair value with changes in value recognised in the income statement. In 2005 NOK 66 million in value changes of associates was recognised in the income statement on the line "Gains and losses/write downs portfolio investments".

NOK 2,157 million in realised portfolio gains has been recognised. In addition the value of securities has been written down by NOK 37 million.

Net unrealised excess values of NOK 1,427 million for the portfolio has been charged against equity. In addition the Group has investments presented as "Other non-current financial assets". See Note 12.

Amounts in NOK million	Portfolio	Group
Securities available for sale		
Equity effects 1 January 2005	2,325	2,320
Of this write-downs related to restatement accounts to IFRS	1,350	1,350
Opening balance unrealised gains	3,675	3,670
Change in unrealised gains	1,427	1,536
Closing balance unrealised gains	5,102	5,206
Realised gains/losses	1,898	
Write-downs	(37)	
Total gains and losses/write-downs portfolio investments	1,861	
Dividends received	990	
Total profit and loss	2,851	
Securities with change in fair value recognised in the income statement		
Change in fair value	66	
Realised gains/losses	259	
Total gains and losses/write-downs portfolio investments	325	
Dividends received	4	
Total profit and loss	329	

17 Change in share capital

Date/year	Number of shares	Nominal value (NOK)	Type of change	Amount (NOK million)	Ratio	Share capital (NOK million)
31 December 1996	48,747,241	25				1,218.7
31 December 1997	49,333,393	25	share issue	14.8		1,233.3
1998	49,366,359	25	share issue	0.9		1,234.2
1998	197,465,436	6.25	split		4:1	1,234.2
31 December 1998	197,465,436	6.25				1,234.2
1999	197,527,910	6.25	share issue	0.4		1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1,370.3
31 December 1999	219,246,336	6.25				1,370.3
31 December 2000	219,246,336	6.25				1,370.3
31 December 2001	219,246,336	6.25				1,370.3
2002	216,301,666	6.25	amortisation	(18.4)		1,351.9
31 December 2002	216,301,666	6.25				1,351.9
2003	213,909,416	6.25	amortisation	(15.0)		1,336.9
31 December 2003	213,909,416	6.25				1,336.9
2004	212,302,265	6.25	amortisation	(10.0)		1,326.9
31 December 2004	212,302,265	6.25				1,326.9
2005	208,286,194	6.25	amortisation	(25.1)		1,301.8
31 December 2005	208,286,194	6.25				1,301.8

Own shares

	Nominal value (NOK)	Number of shares
Shares owned by Orkla ASA	12,545,463	2,007,274

Own shares have been deducted from Group equity at cost.

Changes in own shares

	Number of shares
Balance 31 December 2004	6,516,071
Purchase of own shares	0
Purchased from Elkem	32,377
Redemption of options in own shares	(525,103)
Share purchase programme for Orkla employees	0
Reduction of share capital	(4,016,071)
Balance 31 December 2005	2,007,274

In addition, 1,588,075 options were outstanding, see Note 24 to the Group accounts.

Share purchases were made because the Board of Directors regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors has an authorisation granted on 14 April 2005 and valid until the Ordinary General Meeting in 2006 to increase the share capital by issuing new shares for a total of up to NOK 90,000,000 divided between up to 14,400,000 shares, with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

The General Meeting resolved on 14 April 2005 to give the Board authorisation to acquire shares in Orkla ASA limited to 18.0 million shares until the Ordinary General Meeting in 2006.

At the General Meeting on 27 April 2006 the Board will propose that these authorisations be renewed.

For further information about shareholders' equity, see "Shares and shareholders" on pages 55–57.

Dividend

The Board of Directors proposes a dividend of NOK 7.50 per share.

18 Minority interests

Minority interests consist of external ownership interests in subsidiaries and their subsidiaries. Minority interests in Orkla are primarily significant in Orkla Media and Elkem.

Amounts in NOK million	2005	2004
Minority interests' share of:		
Depreciation and write-downs	**68**	25
Operating profit	**146**	64
Ordinary profit before tax	**144**	63
Taxes	**44**	15
Changes in minority interests:		
Minority interests 1 January	**448**	420
Minority interests' share of profit[1]	**246**	71
Increase due to acquisition of new companies	**160**	3
Decrease due to further acquisition of shares in subsidiaries	**-**	(28)
Dividend to minority interests and translation differences	**(108)**	(18)
Minority interests 31 December	**746**	448
Minority interests relating to:		
Orkla Foods	**84**	57
Orkla Brands	**3**	3
Orkla Media	**366**	366
Elkem/Sapa	**266**	
Borregaard	**16**	16
Others	**11**	6
Total	**746**	448

[1] A specification of minority interests per business area may be found in Note 1. Minority interests' share of the profit in 2005 includes NOK 140 million because the shareholding in Elkem was 50.03 % in part of the first quarter.

19 Taxes

Taxes

The tax charge is computed on the basis of accounting profit and broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals. Tax is broken down into tax payable to Norway and tax payable to other countries.

Tax payable refers to taxable revenues in consolidated companies. The Group's share of profit from associates has been reported after tax. The share of tax paid by these companies has therefore not been presented as a tax charge in the consolidated financial statements.

Deferred tax on power plants has been computed by multiplying timing differences related to power plant taxation by the nominal tax rate of 27 %. Estimated deferred tax advantages have not been recognised in the balance sheet unless they can be expected to reduce the tax payable by the Group in the future.

Amounts in NOK million	2005	2004
Taxes payable in Norway	**(1,022)**	(205)
Taxes payable abroad	**(590)**	(438)
Total taxes payable	**(1,612)**	(643)
Change in deferred tax Norway	**295**	(91)
Change in deferred tax abroad	**155**	39
Total change in deferred tax	**450**	(52)
Total tax charge	**(1,162)**	(695)
Taxes as % of Ordinary profit before taxes	**16.1**	18.3

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the timing differences between tax accounting and financial accounting.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

No deferred tax related to withheld profit from subsidiaries and associates has been capitalised. Under the current tax regimes, the transfer of these profits to Orkla ASA will not give rise to tax liability.

Tax has been computed in connection with the acquisition of companies to the extent that excess values have been ascribed to intangible assets such as trademarks and hydropower rights. No deferred tax related to goodwill has been capitalised.

To the extent that changes in the value of individual assets or liabilities are charged directly against equity, the corresponding change in deferred tax will be reported directly in the balance sheet item "Deferred tax".

Comparable figures for 2004 are the figures in the balance sheet as of 1 January 2005.

Amounts in NOK million	2005	2004
Tax increasing/(reducing) timing differences		
Hedges charged against equity	**85**	235
Biological assets	**164**	138
Intangible assets	**6,284**	(104)
Tangible assets	**2,600**	909
Net pension liabilities	**(1,094)**	(447)
Gain and loss account	**1,273**	1,381
Other non-current items	**101**	86
Total non-current items	**9,413**	2,198
Current receivables	**(326)**	(66)
Inventories	**153**	136
Provisions	**(1,261)**	(305)
Other current items	**(755)**	68
Total current items	**(2,189)**	(167)
Losses carried forward	**(2,314)**	(748)
Basis for computation of deferred tax	**4,910**	1,283
Calculated deferred tax	**1,209**	312
Deferred tax liability power plants - tax regime	**449**	(7)
Deferred tax assets, not capitalised	**673[1]**	0
Net deferred tax	**2,331**	305
Change in deferred tax	**(2,026)**	(58)
Deferred tax charged in equity	**(82)[2]**	0
Purchase/sale of companies, translation differences etc.	**2,558[3]**	6
Change in deferred tax income statement	**450**	(52)

[1] Of this non-capitalised deferred tax assets in Elkem USA NOK 343 million.
[2] The amount is mainly deferred tax relating to hedges charged directly against equity.
[3] Of this acquisition of Elkem and Sapa NOK 1,987 million.

Amounts in NOK million	2005	2004
Net deferred tax presented in the balance sheet		
Deferred tax	**2,848**	493
Deferred tax assets	**517**	188
Net deferred tax	**2,331**	305

Reconciliation of the Group's total tax charge		
28 % of ordinary profit before taxes (Tax rate in Norway)	**(2,018)**	(1,061)
Effect of tax-free dividend compensations	**285**	154
Effect of tax-free capital gains	**435**	292
Effect of associates	**55**	166
Effect of amortisation/write-downs of Group goodwill	**(36)**	-
Effect of foreign activities	**117**	(246)
Total tax charge	**(1,162)**	(695)

Losses carried forward by expiry date

Amounts in NOK million	Norway	Denmark	Sweden	USA	Others	Total
2006	-	87	-	-	21	108
2007	-	-	-	-	3	3
2008	-	-	-	-	3	3
2009	-	-	-	-	78	78
2010	-	-	-	-	311	311
2011	-	-	-	-	34	34
2012 or later	61	-	-	-	99	160
Without expiry date	-	575	87	543	412	1,617
Total tax losses carried forward	61	662	87	543	961	2,314
Tax rate	28 %	28 %	28 %	39 %		

20 Provisions

Provisions includes pension liabilities and other provisions. Pension liabilities are disclosed in Note 3.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. This obligation may be self-imposed if the enterprise through its decisions and actions has created expectations of its assuming a financial liability in the future, e.g. in the form of a restructuring of parts of its operations. In such case, agreed severance pay for employees would be a natural part of the provision for restructuring. The liability will be reduced over time as the physical payments are made.

Amounts in NOK million	2005	2004
Pension liabilities[1]	2,049	1,001
Other provisions	902	563
Total	2,951	1,564

[1] Pension liabilities are classified as non-interest-bearing liabilities because the interest elements are presented with other pension expenses under "Payroll expenses".

Provisions per business area

Amounts in NOK million	Orkla Foods	Orkla Media	Borregaard	Elkem/ Sapa	Other minor provisions	Total
Opening balance 2004	144	121	57		7	329
Provisions	82	58	340		10	490
Utilised	(90)	(82)	(84)			(256)
Closing balance 2004	136	97	313		17	563
Provisions/acquired	42	76	50	500	191	859
Utilised	(95)	(115)	(193)	(45)	(72)	(520)
Closing balance 2005	83	58	170	455	136	902

Provisions largely comprise provisions in connection with restructuring projects. The provision in Borregaard was established in 2004 in connection with restructuring/closures at Denofa, Synthesis and Borregaard's central plants, see Note 5 "Other revenues and expenses". The provision represents remaining liabilities and is a best estimate. The main items under Elkem are related to licence fees and compensation for landowners (NOK 160 million), the counterpart entries being intangible assets and an environmental provision in the USA (NOK 118 million). Other provisions are linked to liabilities in connection with the sale of real estate properties by the Financial Investments division (NOK 37 million), while provisions in connection with earnout agreements related to acquisitions amounted to NOK 88 million.

21 Financial risk

This note describes the organisation of risk management, strategies for risk management by risk category, the use of derivatives and their recognition in the financial statements, and tables showing hedges and net exposure. The fair value of the various classes of derivatives is presented in Table 7.

Orkla operates internationally and is exposed to currency risk, interest rate risk, refinancing risk, liquidity risk and credit risk. Orkla uses derivatives and other financial instruments to reduce these risks in accordance with the Group's financial policy.

(i) The organisation of financial risk management

Orkla has a central Treasury. Its most important tasks are to ensure the Group's financial flexibility in the short and long term, and to monitor and hedge financial risk in cooperation with individual operational entities. The guidelines for the central Treasury are laid down in the Group's financial policy, which is reviewed by the Board of Directors yearly. The Group Executive Board monitors financial risk by means of continuous reporting and at meetings of the Treasury Committee. The central Treasury functions as the Group bank and is responsible for and executes all major borrowing and hedging transactions. Hedging of price risk for raw materials and products is managed by the operating entities.

(ii) Currency risk

The Group is exposed to currency risk because it manufactures and sells products in several different countries.

In the Speciality Materials area, the majority of Elkem's and Borregaard's sales are in foreign currency, primarily USD and EUR, while manufacturing is mainly based in Europe, with a large part in Norway. This represents the Group's largest currency exposure. On the cost side, Sapa is exposed to aluminium priced in USD, while on the income side sales mainly take place in local currency. Currency risk on the cost side can normally be reduced by changing the prices of finished products in step with changes in raw material costs.

There is less currency risk in the Branded Consumer Goods area. On the cost side, some raw materials and some finished products are imported, while sales mainly take place in local currency in the countries where the companies are based.

Orkla companies enter into forward contracts and option agreements to reduce currency risk relating to cash flows denominated in foreign currencies. The Group seeks to hedge monetary balance sheet items in their entirety. Currency exposure linked to future cash flows is hedged in accordance with the strategies of the individual companies, which are drawn up within the limits set by the Group. For highly probable future cash flows, the hedge horizon is normally 6-12 months. Borregaard and Elkem may hedge future cash flows for several segments for up to three years.

The Group's outstanding hedges of future cash flows as of 31 December 2005 are shown in Table 1.

TABLE 1: Foreign exchange contracts[1] linked to hedging of future cash flows as of 31 December 2005

Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	2,081	EUR	254	2006
NOK	347	EUR	42	2007
NOK	277	EUR	35	2008
NOK	655	USD	96	2006
NOK	62	JPY	1,020	2006
NOK	26	JPY	425	2007
NOK	56	CAD	10	2006
NOK	20	DKK	19	2006
SEK	639	EUR	69	2006
SEK	95	EUR	10	2007
SEK	157	NOK	132	2006
SEK	25	LTL	9	2006
CHF	29	USD	23	2006
CHF	19	EUR	12	2006
USD	21	NOK	137	2007
USD	21	NOK	136	2008
USD	4	NOK	24	2009
USD	14	SEK	105	2006
USD	10	DKK	59	2006
EUR	8	USD	9	2006
EUR	3	GBP	2	2006
DKK	46	GBP	4	2006

[1] In currency pairs where the net total of hedges is more than NOK 20 million.

In addition to the above hedges, Elkem has a USD/NOK hedge through price mechanisms in certain power contracts which results in higher power prices when USD/NOK increases. In the financial statements, this is recognised as an embedded derivative pursuant to IAS 39 and described in further detail under (vi).

As a result of the fact that the Group started using IAS 39 in 2005, all derivative contracts are recognised at fair value. When calculating fair value, the derivative contracts are measured against the observed forward exchange rate on the balance sheet date.

Orkla applies hedge accounting for most hedges of future cash flows. For cash flow hedges, the unrealised loss/gain on derivative contracts that are effective hedge instruments is recognised temporarily against equity and reported in the income statement together with the hedged transaction at the time of invoicing, while any ineffective part of the hedge is reported through the income statement. For fair value hedges, any changes in the value of derivative contracts are reported in the income statement. The same applies to the currency element of the underlying hedged items.

Orkla seeks to limit currency exposure in connection with ownership in for-

TABLE 2: Debt portfolio by currency and interest risk profile
(including hedging transactions of balance sheet items)

Amounts in NOK million	31.12.2005	Next interest rate adjustment 2006	2007	2008	2009	2010	After 2010	Average interest risk period[1]	Interest level borrowing rate[1]
NOK	**1,301**	336	43	17	89	800	16	2.6 years	2.7 %
SEK	**7,137**	5,859	213	-	1	638	426	0.8 years	1.8 %
EUR	**4,789**	3,947	8	425	7	-	402	0.6 years	2.8 %
USD	**3,147**	2,554	131	131	49	226	56	0.9 years	4.2 %
DKK	**701**	682	8	-	6	-	5	0.3 years	2.7 %
PLN	**513**	513	-	-	-	-	-	0.3 years	4.8 %
GBP	**245**	245	-	-	-	-	-	0.4 years	4.7 %
Others	**915**	852	-	63	-	-	-	0.6 years	5.7 %
Gross interest-bearing debt	**18,748**	14,988	403	636	152	1,664	905	0.8 years	2.9 %
Liquid assets	**(2,411)**								
Other interest-bearing receivables[2]	**(892)**								
Net interest-bearing debt	**15,445**								

[1] By way of comparison, at 31 December 2004 the average interest risk period for Orkla's gross interest-bearing liabilities (including hedging transactions) was 1.4 year and the borrowing interest rate level was 3.8 %.
[2] Of which NOK 744 million is related to convertible bond issues to REC.

eign subsidiaries by distributing the currency mix for the interest-bearing liabilities of the Industry division according to the relative importance of the individual currency and country for the Group's industrial activities. The targeted currency mix is the result of hedged and non-hedged internal loans and the level of net investment hedges of foreign subsidiaries.

The currency mix for the Group's interest-bearing liabilities is also affected by the Financial Investments division's currency hedging of its foreign share portfolio. The Financial Investments division has foreign currency debt that hedges 75-90 % of the market value of foreign shares.

The breakdown by currency of interest-bearing liabilities is shown in Table 2.

Orkla uses interest-bearing liabilities and receivables in foreign currencies, forward foreign exchange contracts, and interest and currency swap agreements as hedging instruments. Currency effects linked to the hedging of foreign net investments are temporarily recognised in equity and are not reported in the income statement unless or until the hedged investment is sold.

(iii) Interest rate risk

Orkla's interest rate risk is mainly linked to the Group's debt portfolio. This risk is managed at Group level. The Group's policy is that interest costs should follow the general trend in money market rates. Furthermore, steps are taken to mitigate the effects of short-term fluctuations in the interest rate market. Material decisions concerning hedges are made by the Treasury Committee. The interest rate profile of the debt portfolio (Table 2) is determined by selection of interest periods on the Group's loans and the use of interest rate swaps and FRAs. As of 31 December 2005, 20 % of the Group's net interest-bearing liabilities are at fixed interest rates exceeding one year.

In connection with the introduction of IAS 39, interest rate derivatives are defined as hedge instruments either in fair value hedges of fixed interest loans or as cash flow hedges of floating interest loans. All interest rate derivatives are recognised at fair value. The breakdown is shown in Table 7.

Based on interest-bearing financial instruments and interest rate derivatives existing as of 31 December 2005, a parallel upward shift in yield curves of 1 percentage-point would reduce profit by NOK 125 million, and increase the Group's equity by NOK 2 million due to the increase in the value of interest rate swaps recognised in equity.

(iv) Refinancing risk and liquidity risk in connection with Group liabilities

One of the most important goals of Orkla's financial policy is to ensure that the Group has sufficient financial flexibility in the short and long term to achieve its strategic and operational objectives.

Orkla's policy is to have sufficient unutilised, long-term, committed credit facilities to cover loans that fall due and known capital needs for the next 12 months, as well as a strategic reserve. This means that Orkla's credit facilities are normally refinanced one year before maturity. The above-mentioned measure also means that the Group has limited liquidity risk.

Orkla's most important sources of financing are bilateral loans from Orkla's relationship banks and loans in the bond market. The Orkla Treasury also has access to utilise other sources of financing. Commercial papers and money markets are also used, but in this case as a source of liquidity because this type of debt is backed up by unutilised, long-term, committed credit facilities.

In order to further reduce refinancing risk, Orkla seeks to ensure that the maturity of loans and credit facilities is evenly distributed. The breakdown of the Group's interest-bearing debt and unutilised, committed credit facilities by maturity and source is shown in Table 3.

Some of Elkem's and Sapa's long-term loan agreements include financial covenants regarding nominal equity, gearing and the ratio of book equity to net interest-bearing debt. In 2005 Elkem and Sapa complied with these covenants.

TABLE 3: Group interest-bearing debt and credit facilities by maturity and source

Amounts in NOK million	31.12.2005	Maturity 2006	2007	2008	2009	2010	After 2010
Commercial papers[1]	**3,500**	3,500	-	-	-	-	-
Bond issues[1]	**5,799**	351	1,152	762	1,485	920	1,129
Bank loans[2]	**8,666**	1,360	719	716	169	886	4,816
Others	**783**	492	91	122	10	3	65
Gross interest-bearing debt	**18,748**	5,703	1,962	1,600	1,664	1,809	6,010
Unutilised committed credit facilities[2]	**10,636**	1,070	1,584	744	4,079	551	2,608
Total loans and credit facilities	**29,384**	6,773	3,546	2,344	5,743	2,360	8,618

[1] Commercial papers and bonds are described separately in this note.
[2] The Group's bank loans are largely multi-currency loans in EUR and NOK.

As of 31 December 2005 the average time to maturity on the Group's interest-bearing debt was 5.3 years, compared with 3.9 years as of 31 December 2004. Corresponding figures for the Group's unutilised credit facilities were 3.6 years and 3.2 years, respectively.

The Group also has cash-pools and bank accounts with short-term credit lines. Amounts drawn as of 31 December 2005 are included in bank loans above, whereas unutilised credit lines on these accounts are in addition to the figure for unutilised drawing facilities in the table above.

TABLE 4: Commercial papers as of 31 December 2005

ISIN	Coupon	Term	Currency	Outstanding in ccy million	Debt in NOK million
NO 10265309	2.32 %	04.04.05-04.01.06	NOK	1,000	1,000
NO 10295108	2.51 %	09.12.05-01.02.06	NOK	500	500
NO 10291883	2.54 %	17.11.05-17.02.06	NOK	500	500
NO 10287659	2.54 %	13.10.05-13.03.06	NOK	500	500
NO 10265291	2.49 %	04.04.05-04.04.06	NOK	1,000	1,000
Total					3,500

TABLE 5: Bond issues as of 31 December 2005

ISIN	Coupon[1]	Term	Currency	Outstanding in ccy million[2]	Debt in NOK million
NO 10145881	7.60 %	2002/2007	NOK	650	652
NO 10145873	3.02 %	2002/2007	NOK	500	500
XS 170907124	3.17 %	2003/2008	EUR	10	80
NO 10198351[3]	3.24 %	2003/2008	NOK	575	575
NO 10167018	3.19 %	2002/2009	NOK	600	533
NO 10167000	7.15 %	2002/2009	NOK	800	714
XS 174791300	2.84 %	2003/2010	EUR	10	80
NO 10198369[3]	5.82 %	2003/2010	NOK	700	700
NO 10177538	6.54 %	2003/2013	NOK	1,500	562
NO 10219223[3]	3.44 %	2004/2014	NOK	400	400
Private placements					1,003
Total					5,799

[1] The nominal interest rate is not an expression of the Group's actual interest expense, since various interest rate swaps have been entered into. For actual interest expenses and the market value of fixed-interest positions, reference is made to Table 2. Some bonds have a floating interest rate, in which case the current interest rate is shown.
[2] The Group has a part of the outstanding amount in some bonds in own holdings which have been deducted from recognised liabilities. In book-value debt excess/deficite value which is amortised over the remaining repayment time, is included.
[3] Elkem AS is the debtor.

(v) Financial credit risk
Orkla considers its credit risk related to financial instruments to be low. Firstly, Orkla seeks to minimise the liquid assets deposited outside the Group. Secondly, relationship banks that provide long-term funding are the main counterparties for bank accounts and financial hedge transactions. Otherwise, for deposits of excess liquidity, Orkla has requirements relating to the bank's credit rating.

(vi) Price risk relating to input factors and products sold
The Group is exposed to price risks in respect of a number of raw materials and products sold. The following section describes price risks that are hedged by means of financial instruments. This applies primarily to aluminium, both as an input factor and as a product sold, and to power.

Aluminium
To increase the predictability of future cash flows, Elkem has, within given limits, sold forward a substantial portion of its aluminium production in the coming years by means of futures contracts on the London Metal Exchange (LME) and, to a lesser degree, through put options. As of 31 December 2005 Elkem had sold futures contracts for 215,000 tonnes at an average price of USD 1,635 per tonne. The contracts cover the period from the first quarter of 2006 to the end of the third quarter of 2009.

In 2005 Elkem recognised a loss of NOK 146 million on such contracts in the income statement. Elkem had an unrealised loss of NOK 641 million on outstanding positions as of 31 December 2005. This loss has provisionally been recognised in the statement of changes in equity.

When entering into contracts for the sale of metal to customers, Elkem hedges the margin between the sale price in the contracts and the LME price by entering into corresponding futures contracts to purchase metal on the LME. Elkem thereby ensures that revenues float with the LME price during the order period and avoids double hedging of the LME price for sales contracts that are covered by forward sales as described above.

As of 31 December 2005 Elkem had forward purchased 33,000 tonnes at an average price of USD 1,987 per tonne. The gain realised on such hedges in 2005 amounted to NOK 43 million. The capitalised value of such hedges as of 31 December 2005 was NOK 30 million. At year-end, the LME price for aluminium for delivery in three months was USD 2,277 per tonne.

For Sapa, the price of both products and metal purchases is affected by fluctuations in the LME price of aluminium. Sapa seeks to reduce this risk by buying metal futures when it enters into sales contracts. The company also hedges the value of metal stocks.

Power
Elkem and Borregaard both produce and consume electric power. The companies are net purchasers of power and have entered into long-term contracts with Scandinavian power producers. To meet their need for additional power and to optimise such factors as 24-hour variations, seasonal variations and their own level of production, Elkem and Borregaard enter into financial and physical contracts that are traded bilaterally or on an exchange. Furthermore, there is a mandate for trading, operating within specified limits.

In connection with the expiry of power contracts with Statkraft in 2007 and 2011, Elkem Aluminium entered into power contracts with Vattenfall in 1999 that will cover up to approximately 90 % of the company's anticipated power requirements up to 2020. In these contracts, the power price is linked to the price of primary aluminium and to the USD/NOK exchange rate. These contract elements help to reduce risk and are defined as embedded derivatives under IFRS. The amount of metal and USD that are implicitly sold each year has been calculated for each contract and the embedded derivatives are valued at fair value, defined as the difference between the current market prices of USD and metal and the corresponding market prices at the time the contracts were entered into. Future differences have been discounted to present value. The effects of embedded derivatives are treated as cash flow hedges and changes in value are reported in equity. As of 31 December 2005 Elkem had recognised a negative value of NOK 67.5 million for these embedded derivatives. Measured against the current long-term market prices of power, the contracts with Vattenfall are competitive.

Further information regarding power is provided in Note 25.

(vii) Fair value
The fair value of fixed rate loans recognised at amortised cost as of 31 December 2005 is NOK 917 million compared to the book value of NOK 884 million. The fair value of variable rate loans is negligible. Changes in credit margin are not reflected in the calculations. The fair value of derivatives is shown in Table 7.

TABLE 6: Changes in equity, hedging reserve

Amounts in NOK million	
Hedging reserve at 1 January 2005	199
Changes in hedging reserve 2005	(571)
Hedging reserve at 31 December 2005	(372)

TABLE 7: Fair value derivatives

All derivatives are booked at fair value. The original contracts are measured against the relevant market rates at year-end. Consequently, fair value is unrealised gain/loss on derivatives.

	31 December 2005			1 January 2005		
Amounts in NOK million	Fair value		Nominal value[1]	Fair value		Nominal value[1]
Fair value hedge						
Interest rate swaps	236		3,200	314		3,370
Currency forwards, currency swaps	30		6,320	45		4,437
Basis-swaps	0		0	52		4,275
Aluminium futures	(3)	263	68		411	
Cash flow hedge						
Interest rate swaps	(24)		5,102	(25)		1,159
Currency forwards, currency swaps	12		1,957	225		1,844
Currency options	41		355			
Embedded derivatives in energy contract (aluminium and USD)	(68)					
LME Component (aluminium)			1,952			
USD Component			1,726			
Aluminium futures	(624)		2,462			
Energy forwards	144	(519)	482	27	227	58
Net investment hedge of foreign group companies						
Currency forwards, currency swaps	(71)		6,108	(11)		305
Basis-swaps	48	(23)	217		(11)	
Other derivatives - Fair value change over income statement						
Energy forwards/futures/options	7		20			
Currency forwards, currency swaps	(125)		2,725	48		36
Interest rate swaps	2		1,300	3		1,800
FRA	0		994	(6)		725
Option element, convertible bond to REC	319					
Metal options	5		188	-		-
Total return swap - the Orkla share	36	244	89	20	65	69
Total		(35)			692	

[1] Total of absolute value for derivatives of the same class and type.

22 Business combinations

Acquired companies are presented in the financial statements from the date control transfers to the Group. The purchase price specified in the table is the sum of the fair value of the company's equity and the value of the net interest-bearing liabilities that have been taken over (enterprise value). The acquired companies have been reported in the consolidated financial statements at fair value, based on the purchase price actually paid. Goodwill is the residual value and generally consists of synergies and expectations of future earnings

Amounts in NOK million **Company**	Date of purchase	Interest bought (%)	Acquisition cost[1]
Elkem (including Sapa)	January	100	13,051
Chips	March	100	3,060
Collett Pharma	October	100	535
UC BV SladCo	January	100	713
Panda	June	100	494
Ardealul	April	100	112
Bæchs Conditori	April	100	67
Hallö	January	100	48
Netzeitung	June	100	53
n3sport	December	100	64
Other smaller acquisitions Orkla Foods			39
Other smaller acquisitions Orkla Media			111
Total business combinations			18,347[2]

[1] Including net interest-bearing liabilities taken over.
[2] In addition, an advance payment of NOK 233 million was made for Alufinal and shares in associates increased by NOK 92 million.

Amounts in NOK million **Acquired companies' balance sheet**	Fair value	Booked value in acquired company
Tangible assets	7,806	8,202
Intangible assets	6,388	316
Other non-current assets	710	710
Inventories	2,972	2,942
Receivables	5,273	5,233
Shares in other companies	942	628
Total	24,091	18,031
Provisions	4,360	2,185
Non-current liabilities non interest-bearing	302	302
Current liabilities non interest-bearing	4,402	4,259
Minorities	579	579
Total value net assets	14,448	10,706
Goodwill	7,823	
Cost of acquisition	22,271	
Reduced by purchase earlier (Elkem/Chips)	(2,904)	
Reduced by all-inclusive principle (Elkem/Chips)	(1,020)[1]	
Effect on cash flow	18,347	

[1] Minority interest is taken into account with NOK 425 million.

The largest acquired companies, Elkem and Sapa, were consolidated from 1 January. Chips was consolidated from 1 March, but much of this business is reported through the Group's interest (38 %) in the Chips Scandinavian Company (CSC) in the first two months. Elkem and Sapa are shown as separate segments in Note 1.

Intangible assets

Intangible assets largely consist of power rights and trademarks. Power rights and time-limited rights in various power plants refer to the acquisition of Elkem. Excess value was calculated by looking at the discounted value of the difference between the contract price and the market price of similar agreements at the time of acquisition. Excess values are amortised over the lifetime of the agreements and deferred tax is calculated on the basis of both ordinary tax and power plant tax. Trademarks largely refer to the acquisition of Chips and of the OLW and KiMs trademarks. Trademarks are valued using a royalty method, and the royalty rate is set at a percentage of discounted future sales. Further details concerning intangible assets may be found in Note 9.

Impairment testing of intangible assets

Intangible assets with an unpredictable or "indefinite" lifetime and goodwill are not amortised on a continuous basis. On the other hand, these assets must be subjected to an annual impairment test to ensure that the capitalised values are justifiable. An assessment must also be made of whether their value should be corrected if situations warranting such assessment arise, but regardless of any indicators the assets must be tested annually for impairment. The impairment test is carried out by measuring the discounted future cash flow against the unit's capital employed. If the resulting value is positive, this means that the value of the intangible asset or goodwill is intact. If the excess value is <20 % of capital employed, a further sensitivity analysis is carried out to check the value. The discount rate used is based on the Group's WACC. WACC will be adjusted for country and currency risk with start point at 9.7 % before tax.

Calculations of future cash flow are based on a number of estimates. This applies to both assumptions concerning economic trends and assumptions concerning the anticipated indefinite lifetime of important trademarks. Future cash flow is based on the budget and two forecast years.

On the basis of indicators, two areas were written down at the end of the second quarter. These were Household Textiles in Orkla Brands and Direct Marketing in Orkla Media. Goodwill was written down by NOK 159 million, while NOK 54 million was allocated for restructuring/written down inventories. All unamortised intangible assets and goodwill were subjected to impairment tests before Orkla reported the third quarter results. The tests did not result in further amortisation of intangible assets.

23 Commitments and contingencies

Several matters that are not covered by the actual concept of accounting may be crucial to the way in which the financial statements presented are understood. For instance, there may be matters relating to guarantees that have been provided or time-limited agreements that may have an impact on future earnings. There may be unresolved legal disputes that could have considerable effects if the judgment passed is not what was expected. The information below is intended to shed light on such matters and, in combination with the financial statements and other notes, to provide a correct overall picture of the Group's total earnings and financial position.

Leasing *shows the Group's current and non-current commitments arising from leasing contracts for tangible assets. Most leasing contracts are regarded as operational, and the leasing costs are shown only as operating expenses in the Group's income statement. Financial leasing agreements are capitalised. The resulting amounts will therefore not be directly reflected in the financial statements.*

Amounts in NOK million

		Lessee Operational leasing agreements			
Rented/leased tangible assets	**Machinery/assets**	**Land, building, property**	**Fixtures, vehicles etc.**	**Other assets**	**Total**
Cost in 2005	92	232	128	31	483
Cost in 2006	75	137	88	13	313
Total cost 2-5 years	128	349	169	33	679
Total cost after 5 years	19	215	45	11	290
Total leasing cost fixed assets	314	933	430	88	1,765

Amounts in NOK million

		Lessee Financial leasing agreements			
Rented/leased tangible assets	**Machinery/assets**	**Land, building, property**	**Fixtures, vehicles etc.**	**Other assets**	**Total**
Cost in 2005	21	11	2		34
Cost in 2006	19	11	1		31
Total cost 2-5 years	27	15	1		43
Total cost after 5 years	2	1			3
Total leasing cost	69	38	4	0	111
Discounted effect	9	6	1		16
Net present value leasing cost	60	32	3	0	95

Mortgages and guarantees *show how large a part of the Group's assets is pledged to mortgages in the event of a bankruptcy or a winding-up. Claims that have priority by law (taxes and charges, wages, etc.) must also be taken into account. The table shows that the book value of pledged assets is considerably higher than outstanding mortgage loans. Moreover, the Group's most important loan agreements are based on a negative pledge and therefore the Group can only to a very limited extent mortgage its assets to secure its liabilities.*

Amounts in NOK million	2005	2004
Liabilities secured by mortgages	**315**	204
Mortgaged assets[1]		
Machinery, vehicles, etc.	**346**	406
Buildings and plants	**108**	168
Other real property	**254**	135
Inventories, etc.	**75**	35
Total book value	**783**	744

[1] Chips Ab has mortgages shares in subsidiaries in the statuary accounts amounted to NOK 464 million.

Guarantee commitments *are made as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee liabilities cover different types of guarantees such as surety, rental guarantees and guarantees for other payments.*

Guarantees

Amounts in NOK million	2005	2004
Subscribed, uncalled limited partnership capital	**389**	611
Joint and several liabilities	**261**	-
Other guarantee liabilities	**60**	173
Total guarantee liabilities	**710**	784

Long-term cooperation agreements *are significant agreements with external cooperation partners under which the Group has the right to sell and market specific products for a limited period.*

The Unilever agreement

Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was renegotiated in 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

Other matters *cover items that have not been disclosed in other notes.*

In April 2001 Statkraft SF brought a determination claim against AS Saudefaldene alleging that AS Saudefaldene is obliged to carry out and pay for fulfilment of a demand by NVE to phase out specific forge-welded pipes which are used to carry water to the power stations Sauda I to III. NVE has set a deadline for phasing out these pipes of 1 January 2007. On 6 April 2004 Gulating Court of Appeal (Gulating Lagmannsrett) upheld the judgment of the Ryfylke City Court (RyfylkeTingrett) of 15 April 2002. The judgment was in favour of AS Saudefaldene. During appeal proceedings the disputed matters were reduced to an estimated value of NOK 190 million (NOK 277 million for the City Court) after Statkraft dropped parts of its original claim. The Court of Appeal's judgment is in force, but there is a dispute as to Statkraft's obligations pursuant to the judgment. Saudefaldene has therefore, pursuant to a write dated 1 March 2005, sued Statkraft claiming compensation totalling NOK 277 million for Saudefaldene's phasing out of the forge-welded pipes, and for various other improvement works at the power stations, during the planned renovation and expansion of the power plants in the Sauda river. The case is scheduled to come before the Oslo City Court (Oslo Tingrett) on 24 August 2006.

Elkem Energy is currently building a power-plant in Sauda, the total costs of which will amount to some NOK 1,6 billion. As of 31 December 2005 costs totalled NOK 424 million.

Orkla Foods has an obligation to purchase additional shares in Dragsbæk Margarinefabrik (50 %) and Margarinefabrikken Blume IS (50 %). The two companies are included in the consolidated financial statements. Orkla's current holdings were acquired in 1989 for approximately NOK 45 million. The price for additional shares will be based on an indexation of this amount, adjusted for the development in earnings during the three years prior to the obligation/right being exercised. Further purchases are expected to be made in 2006.

Power contracts. Through Elkem and Borregaard the Group has substantial power contracts. These are described in Note 25.

Other contracts. The Group has entered into contracts regarding the sale and purchase of goods, for instance in connection with the production of potatoes, vegetables, fish, cellulose, etc. These contracts are regarded as part of the Group's ordinary operations and are therefore not specified or indicated in any other way. The contracts are deemed to be pure sale/purchase contracts with no embedded derivatives.

24 Related parties

Two parties are deemed to be related if one party can influence the decisions of the other. Related party relationships are a normal feature of commerce and business. However, related parties are in a position to enter into transactions with the company that would not have been undertaken between unrelated parties. A company's profit or loss and financial position could in principle be affected by a related party relationship even if no transactions with related parties have actually taken place. The mere existence of the relationship may be sufficient to affect the way the company's other transactions are perceived. To ensure full access to all information of this nature, the following related party relationships are disclosed below.

Orkla ASA has direct and indirect control of 550 different companies in various parts of the world. Directly-owned subsidiaries are presented in Note 8 to Orkla ASA's financial statements, while other important companies are presented in the Group Directory on pages 97-99. Orkla ASA's internal relationship with these companies is shown on separate lines in the financial statements.

Internal trading within the Group is carried out in accordance with special agreements on an arm's length basis.

Orkla's largest shareholder is Canica (16.9 %). There have been no transactions between Orkla and Canica, and no form of loan relationship has been established. Canica and Orkla ASA both own shares in certain companies.

As of 31 December 2005 Orkla owned convertible bonds in REC. Under IFRS, changes in the value of the right of conversion are reported in the income statement. Since REC is an unlisted share, there is uncertainty as regards the value of the right of conversion. Orkla has used an estimate of NOK 345 per share as the basis for calculating the value of this right of conversion as of 31 December 2005. In the event of conversion, it is uncertain whether the increase in the value of the conversion right will be regarded as taxable revenue. The convertible bond issue to REC is presented as interest-bearing receivables in Note 14 and 21. Potential ownership interest will be approximately 27.5 % if the convertible option is fully utilised. See Note 10.

Bonus systems

The bonus system in the Industry division, which is linked to value creation, was maintained in 2005. Around 200 senior managers participate in the bonus system. As a rule, the bonus is weighted between the manager's own sphere of responsibility and that of the level above him. A certain bonus is also awarded for personal targets achieved.

To ensure a long-term perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to an individual bonus bank account, after which one third of the balance is paid out each year. If profit growth is negative, the employee's earned bonus may be negative, which will reduce the balance in the bonus bank account and the basis for bonus payments accordingly. Any future bonus will first be used to cover the negative balance before a bonus is paid out. If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out, nor will the employee be required to cover any negative balance.

In the consolidated financial statements for 2005, bonuses earned, including the employer's national insurance contributions, total around NOK 5 million. Individual negative bonuses are not capitalised.

Option programme

The Orkla Group has an option programme for key personnel. Options are normally issued at 110 % of the listed price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is the exception.

	2005		2004	
	No.	WAEP[1]	No.	WAEP[1]
Outstanding at the beginning of the year	**1,923,845[2]**	**148**	2,040,500	133
Granted during the year	**243,667**	**262**	439,000	196
Exercised during the year	**(566,770)[3]**	**131**	(474,155)[4]	129
Forfeited during the year	**(12,667)**	**148**	(81,500)	133
Expired during the year	**0**	**-**	0	-
Outstanding at year-end	**1,588,075[2]**	**172**	1,923,845	148
Exercisable options at year-end	**831,908**	**136**	840,679	133

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 1,288,000 options that have not been booked according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 231.
[4] Average share price when exercised was NOK 173.

The weighted average contractual life for the share options outstanding as of 31 December 2005 is 3.4 years.

Weighted average exercise price on outstanding options at the end of the year:

	2005			2004	
Expiry date	**WAEP[1]**	**No.**	**Expiry date**	**WAEP[1]**	**No.**
15 December 2006	**130**	**167,705**	15 December 2005	127	30,666
6 March 2007	**166**	**75,000**	31 December 2005	127	90,000
15 December 2007	**139**	**89,168**	15 December 2006	130	438,179
7 March 2008	**135**	**75,000**	6 March 2007	166	75,000
5 July 2008	**135**	**80,000**	15 December 2007	136	157,500
15 December 2008	**136**	**198,702**	7 March 2008	135	75,000
15 December 2009	**149**	**317,000**	5 July 2008	135	120,000
5 March 2010	**186**	**75,000**	15 December 2008	136	266,000
15 December 2010	**201**	**277,500**	15 December 2009	148	320,000
28 February 2011	**236**	**80,000**	5 March 2010	186	75,000
15 December 2011	**281**	**153,000**	15 December 2010	201	276,500
Total		**1,588,075**			1,923,845

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black & Scholes-model when estimating the value of the options. The following assumptions have been used:

	2005[1]	2004[1]
Expected return yield (%)	**10**	10
Expected volatility (%)	**25**	25
Historical volatility (%)	**25**	25
Risk-free return (%)	**4**	4
Expected life of option (year)	**5**	5
Weighted average share price (NOK)	**220**	168

[1] Assumptions for new allotments during the accounting year.

Effects of the options on the financial statements:

Description (NOK million)	2005	2004
Costs	**19**	19
Debt	**19**	35

Cash bonus programme

The cash bonus programme is hedged against a rise in the price of the Orkla share through a hedge agreement with a financial institution. There are 450,000 underlying shares with an average exercise price of NOK 195. Hedges amounting to NOK 16 million were taken to income in 2005 and NOK 20 million in 2004.

	2005		2004	
	No.	WAEP[1]	No.	WAEP[1]
Outstanding at the beginning of the year	**548,500[2]**	**77**	589,500	75
Granted during the year	**0**	**-**	17,500	138
Exercised during the year	**(128,000)[3]**	**45**	(55,500)[4]	75
Forfeited during the year	**0**	**-**	(3,000)	103
Expired during the year	**0**	**-**	0	-
Outstanding at year-end	**420,500[2]**	**86**	548,500	77
Exercisable at year-end	**60,000**	**75**	178,000	50

[1] Weighted average exercise price. Amounts in NOK.
[2] Including 238,000 options that have not been booked according to IFRS 2 since they were granted before 7 November 2002.
[3] Average share price when exercised was NOK 211.
[4] Average share price when exercised was NOK 176.

The weighted average contractual life of outstanding cash bonuses as of 31 December 2005 is 2.6 years.

Weighted average exercise price for outstanding options at the end of the year:

2005			2004		
Expiry date	WAEP[1]	No.	Expiry date	WAEP[1]	No.
15.12.2006	**68**	**42,000**	31.07.2005	27	100,000
15.12.2008	**104**	**133,500**	31.12.2005	94	18,000
01.03.2009	**75**	**195,000**	15.12.2006	68	42,000
15.12.2009	**99**	**32,000**	15.12.2008	107	143,500
30.10.2024	**94**	**18,000**	01.03.2009	75	195,000
			15.12.2009	99	32,000
			30.10.2024	94	18,000
Total		**420,500**			548,500

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black & Scholes-model when estimating the value of the cash bonuses. The following assumptions have been used:

	2005	2004
Expected return yield (%)	**10**	10
Expected volatility (%)	**25**	25
Historical volatility (%)	**25**	25
Risk-free return (%)	**3**	4
Expected life of option (year)	**5.5**	5.5
Closing price at 31 December 2005 (NOK)	**279.5**	199.0

Effects of the cash bonus programme on the financial statements:

Description (NOK million)	2005	2004
Costs[1]	**15**	23
Debt[1]	**51**	19

[1] Net effect of cash bonus programme and the hedge.

Remuneration and contractual arrangements

When Finn Jebsen resigned on 24 January 2005, Dag J. Opedal became Acting Group President and CEO, and was permanently appointed to the position as from 1 June 2005. Until 1 December 2005 the Group Executive Board also comprised Executive Vice President Halvor Stenstadvold and Executive Vice President Roar Engeland. With effect from 1 December 2005, the Group President and CEO appointed the following Group Executive Board:

Torkild Nordberg, Bjørn M. Wiggen, Ole Enger, Anders Berggren, Roar Engeland, Inger Johanne Solhaug (currently on maternity leave and will start work around 1 September 2006), Hilde Myrberg (commenced 1 February 2006) and Terje Andersen. Anders Berggren subsequently resigned from his position and is no longer a member of the Group Executive Board. For further information regarding the composition of the Group management, see pages 6–7.

The following salaries and remuneration were paid out in 2005:

Amounts in NOK	Remuneration of the Board of Directors		Total remuneration	Value of non-cash benefits	Pension-scheme contributions
Executives					
Dag J. Opedal[1]			3,708,485	199,154	514,179
Halvor Stenstadvold			2,610,469	182,264	675,147
Torkild Nordberg			3,708,141	159,098	217,637
Bjørn M. Wiggen			1,650,000	123,094	185,750
Roar Engeland			2,518,597	165,180	304,329
Ole Enger			4,343,494	112,539	1,603,455[2]
Terje Andersen			1,714,829	145,791	131,679
Hilde Myrberg		Commenced 1 February 2006			
Inger Johanne Solhaug		Maternity leave to around 1 September 2006			
Board of Directors, employees' representatives					
Jonny Bengtsson	230,000		240,000		
Aage Andersen	230,000		314,921	27,710	7,590
Kjetil Haanes	230,000		588,913	50,392	22,079
Other members of the Board of directors	2,077,331			11,090	
Combined remunerations of Board/Executives	2,767,331		21,397,849	1,176,312	3,661,845

[1] Loan, Dag J. Opedal NOK 308,324. The interest rate is the lowest rate at any given time that does not entail a taxable benefit on a low-interest loan pursuant to the rules of the Directorate of Taxes. Final monthly instalment at 15 December 2014.
[2] Defined benefit plan.

Options/cash bonus of the Group Executive Board as of 31 December 2005

	No.		Award date	Exercise price	Earliest exercise date	Expiry date
Dag J. Opedal	18,000	C	5 January 1998	93.93[1]	1 March 2001	30 October 2024
	12,000	C	24 June 1999	94.06[1]	20 February 2003	15 December 2006
	50,000	O	23 May 2001	133.00	Date after publishing Orkla's accounts for 2003 (Februaruy 2004)	15 December 2007
	40,000	O	5 July 2002	135.00	5 July 2005	5 July 2008
	40,000	C	28 February 2003	75.05	21 February 2006	28 February 2009
	40,000	O	3 March 2004	186.15	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	30,000	O	14 February 2005	233.70	Date after publishing Orkla's accounts for 2007 (February 2008)	28 February 2011
	20,000	O	1 June 2005	242.00	Date after publishing Orkla's accounts for 2007 (February 2008)	28 February 2011
Roar Engeland	10,000	C	22 February 2000	107.95[1]	20 February 2003	15 December 2006
	16,666	O	23 May 2001	133.00	Date after publishing Orkla's accounts for 2003 (February 2004)	15 December 2007
	40,000	O	5 July 2002	135.00	5 July 2005	5 July 2008
	40,000	C	28 February 2003	75.05	21 February 2006	28 February 2009
	40,000	O	5 March 2004	186.15	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	30,000	O	14 February 2005	233.70	Date after publishing Orkla's accounts for 2007 (February 2008)	28 February 2011
Exercised in 2005:	-18,000	C	5 January 1998	97.05	Share price when exercised: 228.00	
	-16,666	O	23 May 2001	133.00	Share price when exercised: 229.72	
	-16,666	O	23 May 2001	133.00	Share price when exercised: 257.31	
Halvor Stenstadvold	15,000	O	23 May 2001	133.00	Date after publishing Orkla's accounts for 2003 (February 2004)	15 December 2007
	40,000	C	28 February 2003	75.05	21 February 2006	1 March 2009
Exercised in 2005:	-35,000	O	23 May 2001	133.00	Share price when exercised: 216.56	
	-40,000	O	5 July 2002	135.00	Share price when exercised: 253.06	
Torkild Nordberg	3,334	O	22 February 2000	130.00	13 November 2003	15 December 2006
	13,333	O	5 November 2001	136.00	Date after publishing Orkla's accounts for 2004 (February 2005)	15 December 2008
	7,500	C	26 November 2002	102.55	Date after publishing Orkla's accounts for 2005 (February 2006)	15 December 2008
	5,000	O	21 November 2003	135.00	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	7,500	O	25 November 2003	135.00	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	5,000	O	23 November 2004	202.35	Date after publishing Orkla's accounts for 2007 (February 2008)	15 December 2010
	5,000	O	7 December 2004	200.70	Date after publishing Orkla's accounts for 2007 (February 2008)	15 December 2010
	5,000	O	8 December 2005	284.90	Date after publishing Orkla's accounts for 2008 (February 2009)	15 December 2011
Exercised in 2005:	-3,333	O	22 February 2000	130.00	Share price when exercised: 209.00	
	-6,667	O	5 November 2001	136.00	Share price when exercised: 209.00	
Terje Andersen	6,700	O	22 February 2000	130.00	13 November 2003	15 December 2006
	3,000	C	26 November 2002	102.55	Date after publishing Orkla's accounts for 2005 (February 2006)	15 December 2008
	3,000	O	21 November 2003	135.00	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	3,000	O	25 November 2003	135.00	Date after publishing Orkla's accounts for 2006 (February 2007)	15 December 2009
	3,000	O	23 November 2004	202.35	Date after publishing Orkla's accounts for 2007 (February 2008)	15 December 2010
Exercised in 2005:	-6,000	O	5 January 1998	127.00	Share price when exercised: 209.00	
	-6,000	O	5 January 1998	127.00	Share price when exercised: 253.06	
	-3,300	O	22 February 2000	130.00	Share price when exercised: 253.06	
	-6,000	O	5 January 1998	127.00	Share price when exercised: 244.51	
Inger Johanne Solhaug	6,666	O	20 December 2001	130.00	Date after publishing Orkla's accounts for 2004 (February 2005)	15 December 2008
	4,000	O	7 December 2004	200.70	Date after publishing Orkla's accounts for 2007 (February 2008)	15 December 2010
	4,000	O	8 December 2005	284.90	Date after publishing Orkla's accounts for 2008 (February 2009)	15 December 2011
Exercised in 2005:	-3,334	O	20 December 2001	136.00	Share price when exercised: 210.29	
Ole Enger	-					
Bjørn M. Wiggen	20,000	O	4 October 2004	193.55	Date after publishing Orkla's accounts for 2007 (February 2008)	15 December 2010

O=Option, C=Cash bonus. Amounts in NOK.
[1] The exercise price is linked to the consumer price index. Index as of 15 December 2005.

Dag J. Opedal is entitled to 50,000 options at 110 % of the market price of the Orkla share on the award date the day after Orkla's results are published in 2006 and 2007, respectively. Dag J. Opedal has a six-month period of notice and may retire at the age of 62. While he is between the ages of 62 and 67, Orkla will pay a pension equivalent to 60 % of his salary upon retirement. He will thereafter be paid from Orkla's defined contribution plan, to which a contribution of 15 % of salaries in excess of 12G (G = the national insurance basic amount), 4 % of salaries between 2 and 6G, and 8 % of salaries between 6 and 12G is made each year.

Ole Enger's retirement age is 65, but he is entitled to take partial retirement from the age of 60. His remuneration will then gradually be reduced from 90 % the first year to 60 % when he reaches the age of 65, on condition that he works on a 50 % basis during the five-year period. The ordinary pension to which he is entitled at the age of 65 amounts to 60 % of his ordinary salary coordinated with his benefits from the National Insurance scheme and the company's group pension plan. Ole Enger has a post-employment salary agreement, under which he will receive 100 % pay for the first six months and 80 % pay until he reaches the age of 60, after which the pension agreement will enter into force. If he takes up a post in another company, his post-employment salary agreement will expire six months after he takes up his new post, and not later than upon expiry of the post-employment salary period.

The other members of the Group Executive Board have a period of notice of six months. Their retirement age is 65 and they will receive a pension equivalent to 60 % of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75 % of any income from another permanent post will be deducted.

25 Power

Elkem and Borregaard[1] have the following power plants and power contracts, see Note 21 for financial information.

Plant, type, location/contract	Annual production capacity/Annual contract volum	Ownership status and remaining utilisation period/contract duration	Key financial terms and conditions
Power Plants			
Norway			
Sauda I-III Hydropower reservoir Rogaland	953 GWh	Leased by AS Saudefaldene from Statkraft until 2010. New agreement prolongs the leasing period until 2030.	Annual delivery obligation of 883 GWh to Eramet Norway AS until 31 December 2010, then 436 GWh. At the end of the lease, the plant must be in good working condition.
Sauda IV Hydropower reservoir Rogaland	304 GWh	Owned by AS Saudefaldene until 2009. From 1 January 2010 leased from Statkraft until 2030.	At reversion the plant must be in good working condition.
Svartkulp Power Plant Rogaland	23 GWh	Put into operation in November 2001. Owned by AS Saudefaldene until 2030.	On hand-over to Statkraft the plant must be in good working condition. Statkraft shall pay the residual value for tax purposes as at 1 January
Svelgen I, II Hydropower reservoirs Sogn og Fjordane	264 GWh	Leased by Elkem Energi Bremanger AS from Statkraft until 2010. New agreement prolongs the leasing period until 2030.	At the end of the lease, the plants must be in good working condition.
Svelgen III, IV Hydropower reservoirs Sogn og Fjordane	404 GWh	Owned by Elkem Energi Bremanger AS. Revert to the State of Norway respectively 2021 and 2029.	At reversion the plants must be in good working condition.
Siso Hydropower reservoir Nordland	912 GWh	Owned by Elkem Energi Siso AS. Reverts to the State of Norway 2026.	At reversion the plant must be in good working condition.
Lakshola Hydropower reservoir Nordland	121 GWh	Owned by Elkem Energi Lakshola AS. Reverts to the State of Norway 2056.	At reversion the plant must be in good working condition.
Borregaard Power Plant Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	167 GWh	100 % ownership, infinite licence period.	
Sarp Power Plant Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	270 GWh	50 % ownership, infinite licence period. The other ownership interest owned by Hafslund Production.	Hafslund Production has the operational responsibility.
Trælandsfos Power Plant Hydropower, run-of-river, Kvinesdal, Vest-Agder	28 GWh	100 % ownership, infinite licence period.	
USA			
Hawks Nest Glen Ferris Hydropower run-of-river, West Virginia	525 GWh 0 GWh	Owned by Elkem Metals Co. Alloy - L.P. Licence up for renewal in 2017. Required investments and operations of 9 GWh Glen Ferris facility is under review. Option agreement entered into for sale on 21 December 2005.	Annual licence fees amount to approximately USD 0.3 million.
Alloy Coal-fired West Virginia	110 GWh	Owned by Elkem Metals Co. Alloy - L.P. An agreement regarding sale was entered into on 21 December 2005.	Annual operating licence fee approximately USD 60,000.
Canada			
Centrale Hydropower run-of-river Chicoutimi, Quebec	240 GWh	Owned by Elkem Metal Canada Inc. Water rights expired 2005. Negotiations for extension are in progress.	
Power contracts			
Norway			
Statkraft (various contracts for various units)	4,003 GWh	Expire 2007-2011.	Varying degree of index adjustment, annual or multi-year interval.
Contracts with local/regional goverment-owned power producers (various contracts for various units)	148 GWh	Expire 2003-2019.	Partial index adjustment.
Vattenfall (Elkem ASA)	858 GWh	Expires 2019. Annual volume will be stepped up to 4,076 GWh in 2015.	Price adjustment formula contains LME aluminium price and NOK/USD exchange rate.
SiraKvina replacement power	35 GWh	Infinite.	Replacement for lost production in Trælandsfos.
DNN	845 GWh	Expires 31 December 2030.	Reduction of volume from 1 January 2007 and 1 January 2010.
Iceland			
Landsvirkjun (Icelandic Alloys Ltd)	1,055 GWh	Expires 2019.	The price is index-linked to Norwegian price indices. Loss of furnace 3, discount from 1 October 2005.
Canada			
Contract with commercial power producer (Elkem Metal Canada Inc)	280 GWh	Expires 2016. Contract with the public sector company Hydro Quebec.	
Sweden			
Agreement with commercial power producer (Fortum)	330 GWh	Contracts as of 31 December 2005: First quarter 2006: 100 % of consumption Second quarter 2006: 50 % of consumption Third and fourth quarter 2006: 40 % of consumption	

[1] Borregaard also has some smaller power plants in Norway (Mossefossen, Tou and Orkdal).

Power plant assets are depreciated over the shorter of useful economic life and remaining utilisation/lease period. In the excess value analyses Orkla has allocated NOK 4.4 billion to power rights in Elkem. In 2005 amortisation of these power rights amounted to NOK 203 million.

26 Restatement in accordance with IFRS

The Orkla Group has restated its balance sheet as of 31 December 2003 and figures for 2004 in accordance with IFRS. A detailed summary of the restatement is provided in a special transition document that may be found on Orkla's websites (published in April 2005). The statement of changes in equity in the consolidated financial statements shows the difference in equity reported in accordance with Norwegian accounting principles and equity reported in accordance with IFRS as of both 31 December 2003 and 31 December 2004. The following table shows the difference between the results reported in accordance with Norwegian principles and IFRS for 2004.

All in all, the transition to IFRS has not had a significant effect on the Group's operating revenues and operating profit before amortisation and other revenues and expenses. Ordinary profit before tax for 2004 improved by around NOK 800 million, primarily due to the elimination of linear goodwill amortisation (NOK 384 million) and to the presentation of Orkla's investment in Elkem in 2004 (39.8 % interest) as an associate (NOK 404 million). Furthermore, certain other portfolio investments representing an ownership interest of more than 20 % are recognised at fair value with changes in value reported in the income statement (on the line "Gains and losses portfolio investments").

In general, Orkla has not made use of transitional rules permitting the revaluation/write-up of fixed assets, except in the case of financial assets to which special rules apply, and has therefore largely maintained book values.

The balance sheet has been strengthened, primarily because the excess value in the investment portfolio is now included in assets and equity. In future, for the majority of the portfolio, changes in excess value will be regulated against equity and will not affect profit until they are realised or in the event that individual investments need to be written down.

Under IFRS, the dividend allocation must be reported as part of equity until it is approved by the General Meeting, whereas it was previously recognised as a current liability in the balance sheet at the end of the year. Consequently, book equity will be correspondingly higher under IFRS.

As a result of restatement in accordance with IFRS, book equity as of 1 January 2005 is NOK 5.3 billion higher than previously reported figures. Account has been taken of the effects of implementing IAS 39 Financial Instruments, which did not become effective until 1 January 2005.

Furthermore, the degree of consolidation of two Orkla Media companies has changed. Under IFRS, Presspublica is regarded as a subsidiary and, whereas it was previously consolidated as a joint venture in which Orkla Media owned 51 %, it is now consolidated as a subsidiary with minority interests. The basis on which Hjemmet Mortensen is consolidated has changed from 50 % to 40 %, which is equivalent to Orkla's financial interest in the company.

The cash flow statement has changed due to the effect of the change in the degree of consolidation of Hjemmet Mortensen and Presspublica, and to differences in the presentation due to changes in profit lines (e.g. operating profit). There is no change in underlying cash flow.

Differences in the income statement between IFRS and Norwegian Accounting Principles (NGAAP) in 2004

Amounts in NOK	IFRS 2004	NGAAP 2004	Change	Changes in the degree of consolidation	Other changes	Main explanations
Operating revenues	32,126	32,056	70	72	(2)	
Cost of materials	(12,329)	(12,297)	(32)	(32)	-	
Payroll expenses	(7,694)	(7,689)	(5)	(15)	10	Pension
Other operating expenses	(8,183)	(8,143)	(40)	(32)	(8)	Options and provisions
Depreciations and write-downs of tangible assets	(1,182)	(1,200)	18	(6)	24	Greater accounts is taken of residual values
Amortisation intangible assets	(7)	(391)	384	-	384	According to IFRS goodwill is not amortised
Other revenues and expenses	(690)	(655)	(35)	-	(35)	Restructuring Bakehuset, from excess value analyses
Operating profit	2,041	1,681	360	(13)	373	
Profit from associates	592	159	433	-	433	Elkem as associate, reversed goodwill amortisation
Dividends	551	698	(147)	-	(147)	Dividend Elkem
Gains and losses portfolio investments	750	627	123	-	123	Associates in portfolio at fair value
Financial items, net	(143)	(178)	35	36	(1)	Bond Hjemmet Mortensen
Ordinary profit before tax	3,791	2,987	804	23	781	
Taxes	(695)	(697)	2	-	2	
Ordinary profit after tax	3,096	2,290	806	23	783	
Gains/profit discontinued operations	12,529	12,529	-	-	-	
Profit for the year	15,625	14,819	806	23	783	
Minority interests' of profit for the year	(71)	(48)	(23)	(23)	-	Presspublica, change in degree of consolidation
Majority interests' of profit for the year	15,554	14,771	783	-	783	

FINANCIAL STATEMENTS FOR ORKLA ASA

In addition to all head office activities, the financial statements of the holding company Orkla ASA cover the Group's share portfolio, its real estate activities, which for business purposes are grouped under Real Estate and Peter Möller.

Activities at head office include the Group's senior management and staff functions in the following departments: information, legal affairs, corporate development, HR, accounting/finance and internal audit. The staff departments largely carry out assignments for the Group's other companies, and charge the companies for these services.

The Orkla Treasury department acts as a Group bank and is responsible for the Group's external financing, management of the Group's liquid assets and overall management of the Group's currency and interest risks.

The financial statements of Orkla ASA are presented in accordance with IFRS principles, while the notes are structured in accordance with the requirements of the Norwegian Accounting Act (Simplified IFRS §3-9). The explanations of the accounting principles and some of the notes for the Group therefore also apply to Orkla ASA. The comparative figures for 2004 have been restated in accordance with IFRS. The effect of applying IAS 39 Financial Instruments was included as of 1 January 2005 and thus has not been incorporated into the balance sheet as of 31 December 2004. The effects of IAS 39 mainly consist of recognition of the portfolio and currency hedges at fair value. Shareholdings in subsidiaries are presented at cost.

Income statement

Amounts in NOK million	Note	2005	2004
Revenues		69	63
Other operating revenues		78	14
Other operating revenues, Group companies		477	432
Cost of materials		(78)	(66)
Payroll expenses	1	(166)	(166)
Other operating expenses		(251)	(256)
Depreciations tangible assets	6	(11)	(16)
Other revenues and expenses		-	(35)
Operating profit		118	(30)
Income from investments in other companies		979	685
Financial income, Group companies (including Group contributions)		9,518	2,382
Other financial income		834	151
Financial expenses, Group companies		(341)	(143)
Other financial expenses		(370)	(668)
Net foreign exchange gains		947	306
Gains and losses/write-downs portfolio investments		2,118	700
Ordinary profit before tax		13,803	3,383
Taxes	9	(205)	(573)
Profit for the year		13,598	2,810
Proposed dividend (not provided for)		(1,547)	(1,960)

Cash flow

Amounts in NOK million	2005	2004
Operating profit	118	(30)
Depreciations and write-downs	11	16
Changes in net working capital	(317)	109
Cash flow from operations before investments	(188)	95
Net replacement expenditure	112	(9)
Cash flow from operations	(76)	86
Dividends received	9,850	1,010
Financial items, net	924	365
Taxes paid	(137)	(200)
Cash flow from operations after tax	10,561	1,261
Net replacement expenditure transferred	(112)	9
Dividends transferred	(9,850)	(1,010)
Cash flow from operating activities	599	260
Sales of tangible assets	121	-
Replacement expenditure	(9)	(9)
Acquired trademarks	(41)	-
Net change in investments in subsidiaries	(9,945)	80
Net purchase/sale of portfolio investments	313	(529)
Dividends received	9,850	1,010
Received Group contribution etc.	(691)	1,695
Cash flow from investing activities	(402)	2,247
Cash flow before financing activities	197	2,507
Dividends paid	(1,957)	(5,985)
Net share buy-back	63	(1,209)
Net paid to shareholders	(1,894)	(7,194)
Change in other interest-bearing liabilities	10,811	(6,469)
Change in interest-bearing own receivables	(9,243)	10,970
Change in net interest-bearing liabilities	1,568	4,501
Cash flow from financing activities	(326)	(2,693)
Change in cash and cash equivalents	(129)	(186)

Balance sheet

Assets

Amounts in NOK million	Note	2005	2004
Intangible assets	7	47	-
Deferred tax assets	9	267	8
Tangible assets	6	83	140
Investments in subsidiaries	8	21,781	9,800
Loans to Group companies		11,582	1,770
Shares and investments in other companies		3	263
Other financial assets		9	55
Non-current assets		33,772	12,036
Inventories		44	35
Receivables		209	918
Loans to Group companies		535	829
Portfolio investments	See Note 16 Group	16,102	12,312
Cash and cash equivalents		278	407
Current assets		17,168	14,501
Total assets		50,940	26,537

Equity and liabilities

Amounts in NOK million	Note	2005	2004
Paid in equity	See Statement of changes in equity page 21	2,010	2,007
Earned equity		24,800	9,460
Equity		26,810	11,467
Non-current liabilities to Group companies		0	2,170
Provisions		4	16
Other non-current liabilities		8,557	3,874
Non-current liabilities		8,561	6,060
Certificate loans		3,500	0
Tax payable		468	170
Current liabilities to Group companies		10,603	7,404
Other non-current liabilities		998	1,436
Current liabilities		15,569	9,010
Equity and liabilities		50,940	26,537

NOTES FOR ORKLA ASA

1 Wages and pension-related items

Amounts in NOK million	2005	2004
Wages and holiday pay	**(98)**	(104)
National insurance contribution	**(37)**	(22)
Remuneration of the Board, Corporate Assembly and other related costs[1]	**(25)**	(36)
Net pension costs	**(6)**	(4)
Payroll expenses[2]	**(166)**	(166)

[1] Including costs relating to discounted sales of shares to employees totalling NOK 8 million in 2004.
[2] See note 5.

Breakdown of net pension costs

Amounts in NOK million	2005	2004
Current service cost (including national insurance contributions)	**(1)**	(5)
Interest cost on pension liability	**(7)**	(8)
Expected return on plan assets	**12**	12
Actuarial gains and losses	**(2)**	-
Net pension costs defined benefit plans	**2**	(1)
Contribution plans for salary over 12G	**(5)**	-
Contribution plans	**(3)**	(3)
Net pension costs	**(6)**	(4)

Breakdown of net pension liability 31 December

Amounts in NOK million	2005	2004
Present value of the pension obligation	**(218)**	(189)
Plan asset (fair value)	**190**	183
Net pension liability	**(28)**	(6)
Unrecognised actuarial gains and losses	**28**	-
Net pension liability	**0**	(6)

Breakdown of plan assets (fair value) 31 December

	2005	2004
Cash and cash equivalents	**6 %**	6 %
Money market investments	**5 %**	5 %
Bonds	**59 %**	59 %
Real estate	**10 %**	10 %
Shares	**20 %**	20 %
Total plan assets	**100 %**	100 %

2 Guarantees and mortgages

Amounts in NOK million	2005	2004
Subscribed, uncalled limited partnership capital	**389**	611
Guarantees to subsidiaries	**3,809**	9,553

3 Restatement in accordance with IFRS

The financial statements of Orkla ASA are presented in accordance with IFRS principles, while the notes are structured in accordance with the requirements of the Norwegian Accounting Act §3-9. The effects of the change in principles are shown in the statement of changes in equity for the Group, see page 21, and in Note 26 "Restatement to IFRS". Comparable figures have been correspondingly restated.

The restatement of the 2004 balance sheet for Orkla ASA in accordance with IFRS is largely a question of nullifying the estimate variance for pensions and reducing the pension assets by NOK 60 million (NOK 43 million against equity after tax). The recording of options is reworked according to IFRS 2 "Sharebased payment", which reduces the short-term liabilities by NOK 16 million. In addition, dividend is not a liability according to IFRS, and the first year's instalment is reported as current liability under IFRS. Group contribution is deferred by one year for accounting purposes, as it does not fulfil the criteria for capitalisation.

4 Loans to employees

Other receivables include loans to employees in the Group totalling NOK 10 million.

5 Remuneration and contractual arrangements

Remuneration of the Board of Directors and Corporate Assembly
Remuneration of the Board of Directors in 2005 amounted to NOK 2,767,331 in fees and NOK 11,090 in other compensation. Remuneration of the Corporate Assembly totalled NOK 660,000 in fees and NOK 22,753 in other compensation.

In 2005 the Board of Directors had an unusually high number of board meetings and board committee meetings. The total remuneration paid out to the Board of Directors in 2006 will be NOK 533,500 for the additional meeting activity in 2005.

Remuneration rates 2005

Amounts in NOK	
Chairman of the Board of Directors (annual fee)	450,000
Deputy Chairman of the Board of Directors (annual fee)	330,000
Members of the Board (annual fee)	230,000
Employee-elected Board observer (annual fee)	115,000
Deputies to employee-elected members (per meeting)	20,000
Deputies to observers (per meeting)	20,000
Chairman of the Corporate Assembly (annual fee)	110,000
Deputy Chairman of the Corporate Assembly (annual fee)	27,500
Chairman, deputy chairman, members, deputy members and observers Corporate Assembly (per meeting)	5,500

An arrangement was established in 2004 whereby members of the Board of Directors receive additional remuneration per meeting, equivalent to the attendance fees received by members of the Corporate Assembly, if they participate in more than 12 Board or committee meetings per calendar year.

Share ownership of the members of the Board of Directors is presented on page 95.

Fees to Group external auditor	2005	2004
Parent company (NOK 1,000)		
Statutory audit	**2,842**	1,035
Other attest services	**236**	13
Audit related services	**259**	-
Tax consultancy services	**899**	1,536
Other non-audit services	**20**	-
Group (NOK million)		
Statutory audit	**31**	25
Other attest services	**1**	1
Audit related services	**1**	-
Tax consultancy services	**4**	4
Other non-audit services	**1**	-
Total fees to Ernst & Young	**38**	30
Statutory audit fee to other auditors	**13**	3

6 Tangible assets

Amounts in NOK million	Land, buildings and other property	Machinery and assets	Assets under construction	Total
Book value 1 January 2005	103	33	4	**140**
Investments	1	3	(1)	**3**
Disposals	(49)	0	-	**(49)**
Depreciations	(4)	(7)	-	**(11)**
Book value 31 December 2005	51	29	3	**83**
Total cost 1 January 2005	168	131	4	**303**
Accumulated depreciations and write-downs	(65)	(98)	-	**(163)**
Book value 1 January 2005	103	33	4	**140**
Total cost 31 December 2005	120	132	3	**255**
Accumulated depreciations and write-downs	(69)	(103)	-	**(172)**
Book value 31 December 2005	51	29	3	**83**

7 Intangible assets

In 2005 trademarks amounting to NOK 40 million were bought and software totalling NOK 7 million was capitalised.

8 Shares in subsidiaries, directly owned

Amounts in NOK million	Book value	Group's share of capital
Procordia Food AB	5,469	100 %
Orkla Foods AS	517	100 %
Bakers AS	249	100 %
Lilleborg AS	87	100 %
Sætre AS	11	100 %
Swebiscuits AB	512	100 %
Nidar AS	110	100 %
Orkla Media AS	1,262	100 %
Borregaard Industries Limited		
Ordinary shares	271	100 %
Preference shares	43	99.9 %
Elkem ASA	8,893	100 %
Chips Ab	2,880	100 %
Collett Pharma AS	338	100 %
Denofa AS	92	100 %
Borregaard NEA AS	101	100 %
Borregaard Skoger AS	3	100 %
Orkla Finans ASA	56	100 %
Orkla Eiendom AS	244	100 %
Chr. Salvesen & Chr. Thams's Comm. AS	44	100 %
Vfot AS	27	100 %
Viking Askim AS	56	100 %
NINO AS	25	100 %
Nordstjernen Holding AS[1]	453	100 %
Orkla Invest AB	38	100 %
Total	21,781	

1) Changed name from Scan-TV AS.

Only directly owned subsidiaries are included in the above table. The Group also has indirect ownership in approximately 550 subsidiaries, of which the profit/loss and equity are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the Group Directory at the end of the annual report.

Oktav Invest AS, Rederiaktieselskapet Orkla, Drammen Kjexfabrik AS, Nora AS, Karenslyst Holding AS, Reach AS and Exex AS were liquidated as of 30 November 2005.

9 Relationship between profit before tax and the year's tax base

Amounts in NOK million	2005	2004
Ordinary profit before tax	**13,803**	3,383
Change in non-recognised taxable Group contribution	**515**	(1,288)
Change in timing differences	**110**	(62)
Permanent differences:		
Non-deductible expenses	**4**	37
RISK adjustments for shares sold	**-**	(32)
Tax-free dividends, Group contributions and capital gains	**(11,514)**	(1,178)
Write-downs of shares in subsidiaries	**-**	137
Non-deductible interest and, other permanent differences	**-**	105
Total permanent differences	**(11,510)**	(931)
Total taxable income	**2,918**	1,102
Calculated deferred tax	**(455)**	(149)
Withholding tax foreign dividends	**(16)**	(15)
Correction due to differences in tax estimates in previous years	**36**	10
Total tax payable	**(435)**	(154)
Change in deferred tax	**230**	(419)
Tax	**(205)**	(573)

Deferred tax assets

Amounts in NOK million	2005	2004
Financial derivatives	**(80)**	66
Tangible assets	**(10)**	(15)
Net pension liability	**-**	(6)
Other non-current items	**52**	5
Current receivables	**(133)**	-
Group contributions not recognised	**(625)**	2
Other current liabilities	**(157)**	(81)
Base deferred tax assets	**(953)**	(29)
Deferred tax assets	**267**	8
This year's change in deferred tax	**259**	(229)
Deferred tax charged against equity	**3**	-
Deferred tax reported in balance sheet	**(32)**	(190)
Change in deferred tax income statement	**230**	(419)

Reconciliation of the total tax charge

	2005	2004
28 % of ordinary profit before tax	**(3,865)**	(947)
Effect of tax-free dividend compensations, Group contributions and tax-free capital gains	**3,224**	330
Effect of other permanent differences	**(1)**	(69)
Effect of Swiss branch	**368**	169
Effect of withholding tax foreign dividends	**(16)**	(15)
Effect of changes previous years	**85**	(41)
Total tax charge for Orkla ASA	**(205)**	(573)

AUDITOR'S REPORT FOR 2005

To the Annual General Meeting of Orkla ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2005, showing a profit of NOK 13,598 million for the parent company and a profit of NOK NOK 6,044 million for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the parent company and the group. The financial statements of the parent company comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. The financial statements of the group comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the parent company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Group President and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the company as of 31 December 2005, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9

- the financial statements of the group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the group as of 31 December 2005, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU

- the company's management has fulfilled its duty to properly record and document the accounting information as required by law and bookkeeping practice generally accepted in Norway

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Oslo, 2 March 2006
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

STATEMENT FROM THE CORPORATE ASSEMBLY

To the Annual General Meeting of Orkla ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2005 for Orkla ASA and the Group and recommends that the Annual General Meeting approve the annual report and financial statements and the proposal of the Board of Directors for the allocation of profit for 2005.

Oslo, 2 March 2006
The Corporate Assembly of Orkla ASA

Harald Arnkværn
Chairman of the Corporate Assembly

KEY FIGURES*)

	Note		2005	2004	2003	2002	2001
INCOME STATEMENT							
Operating revenues		(NOK million)	**55,304**	32,126	30,160	28,463	29,874
Operating profit before amortisation and other revenues and expenses		(NOK million)	**4,805**	2,738	2,422	2,299	2,374
Amortisation intangible assets**)		(NOK million)	**(236)**	(7)	(391)	(388)	(355)
Other revenues and expenses		(NOK million)	**(312)**	(690)	(790)	(134)	20
Operating profit		(NOK million)	**4,257**	2,041	1,241	1,777	2,039
Operating margin before amortisation and other revenues and expenses	1	(%)	**8.7**	8.5	8.0	8.1	7.9
Ordinary profit before taxes		(NOK million)	**7,206**	3,791	1,986	1,550	1,048
Gains/profit discontinued operations		(NOK million)	**0**	12,529	574	463	1,800
Profit for the year		(NOK million)	**6,044**	15,625	1,936	1,639	2,301
CASH FLOW							
Net cash flow		(NOK million)	**(16,855)**	14,051	2,288	(1,679)	2,168
RETURNS							
Return on capital employed (Industry division)***)	2	(%)	**11.3**	14.8	13.0	13.2	13.0
Return on portfolio investments		(%)	**38.4**	21.6	29.8	(14.8)	(15.3)
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**74,609**	45,555[1]	41,424	41,286	41,755
Market capitalisation	3	(NOK million)	**57,655**	40,951	30,722	24,579	32,025
Equity ratio****)	4	(%)	**50.8**	69.6[1]	49.4[2]	43.9	46.9
Net interest-bearing debt	5	(NOK million)	**15,445**	(1,182)	12,843	14,372	13,272
Interest coverage ratio	6		**16.9**	32.6	4.8	3.5	2.2
Average borrowing rate		(%)	**3.3**	3.7	4.3	4.9	5.9
Share of floating interest-bearing debt	7	(%)	**80**	77	76	88	81
Average time to maturity, non-current debt		(year)	**5.3**	3.9	3.4	3.3	3.4
SHARES[3]							
Average number of shares outstanding diluted		(x 1,000)	**206,528**	206,256	206,513	209,538	211,371
Average number of shares outstanding		(x 1,000)	**206,066**	205,925	206,513	209,538	211,371
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**279.5**	199.0	149.0	118.0	152.0
Earnings per share diluted	8	(NOK)	**28.1**	75.4	9.2	7.7	10.7
Earnings per share diluted, adjusted	9	(NOK)	**30.1**	17.4	16.2	10.6	12.8
RISK per share	10	(NOK)	**3.05**	(8.04)[4]	(20.26)	7.21	(0.15)
Ordinary dividend per share (proposed for 2005)		(NOK)	**7.50**	4.50[5]	4.00[5]	3.40	3.25
Payout ratio	11	(%)	**26.7**	30.6[6]	43.5	44.2	30.4
Price/earnings ratio	12		**9.9**	13.5[6]	16.2	15.3	14.2
PERSONNEL							
Number of employees			**34,829**	19,649	19,276	20,407	21,020
Number of man-years			**33,541**	18,420	18,004	18,645	19,469

*) The historical figures for 2001-2003 have been restated, with Orkla Beverages presented on a separate line. 2004 figures have been restated to IFRS.
**) 2001-2003 mainly goodwill.
***) Restated historically due to change of definition (including net pension liabilities).
****) Under IFRS unrealised gains are included in equity. Unrealised gains are included in the figures for 2001-2003.

1) As of 1 January 2005.
2) Before additional dividend.
3) See also page 57.
4) RISK 2004 has been changed from NOK -7.85 to NOK -8.04.
5) The additional dividend for 2004 and 2003 amounted to NOK 5.00 and NOK 25.00 per share.
6) Before gain on sale of Orkla's interest in Carlsberg Breweries (NOK 60.7 per share).

1 Operating profit before amortisation and other revenues and expenses/Operating revenues
2 (Operating profit before amortisation and other revenues and expenses + Profit from associates)/(Average net working capital + Average tangible assets + Average intangible assets at cost + Average investments in associates - Average net pension liabilities - Average deferred tax excess values)
3 Market capitalisation is calculated on the basis of number of shares outstanding x Average share price at year end
4 Book equity/Total assets
5 Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
6 (Ordinary profit before tax + Net interest expenses)/(Net interest expenses)
7 Debt with remaining fixed interest for less than one year
8 Profit for the year/Average number of shares outstanding diluted at year end
9 Profit for the year (adjusted for amortisation, other revenues and expenses and the gain on the sale of shares in Carlsberg Breweries in 2004)/Average number of shares outstanding diluted at year end
10 RISK: regulation of input value of taxable value of shares. The RISK amount as of 1 January 2006 is estimated to be NOK 3.05 and will be paid to Norwegian shareholders as of 1 January 2006
11 Ordinary dividend per share/Earnings per share diluted
12 Share price/Earnings per share diluted

VALUE CREATION AT ORKLA

Orkla is committed to creating superior, long-term value for shareholders, employees and the communities in which the Group operates. Orkla's aim is to operate more efficiently and grow more quickly than its competitors.

INVESTING IN THE ORKLA SHARE

ORKLA'S GOAL AND LONG-TERM VALUE CREATION

Orkla's goal is to achieve long-term value creation that is greater than for relevant, competitive investment alternatives. For shareholders, this is expressed in terms of the long-term performance of the Orkla share and the dividend paid out.

There is a long-term connection between the return on the Orkla share and the underlying value created through efficient operations. Orkla gradually improves its underlying operations, which in turn results in higher cash flow and thereby long-term value creation for shareholders. For Orkla and for investors with a long investment horizon, it will therefore be important to measure value creation in terms of the performance of the Group's underlying operations. This is discussed in further detail in the section entitled "Underlying value creation".

THE ORKLA SHARE

Over time, Orkla shareholders have received a good return on their shares. In the period from 1 January 1996 to 31 December 2005, the average annual return was 19.0 %, while the average return on the Oslo Stock Exchange was 12.6 %. In 2005, the price of the Orkla share, excluding dividends, increased by 40.5 %. Including dividends, the return for Orkla shareholders was 46.3 %, while the Oslo Stock Exchange Benchmark Index increased by 40.5 % in the same period.

At the end of 2005, the Orkla share was listed at NOK 279.50. The market value was therefore NOK 57.6 billion, which is NOK 16.6 billion higher than on 31 December 2004.

ORKLA SHARE PRICE 2005

Amounts in NOK	
Closing at 30.12.2004	199.00
High	284.50
Low	195.50
Closing at 30.12.2005	279.50

SHAREHOLDER AND DIVIDEND POLICY, INCLUDING BUYBACKS OF OWN SHARES

Over time, Orkla's shareholders must receive a competitive return on their shares through a combination of the dividend that is paid out and the increase in the share price. As long as Orkla's underlying growth is satisfactory, shareholders will experience a steady, stable increase in the dividend that is paid out at the same time as the dividend level is increased. For Orkla, the interests of existing shareholders are of paramount importance. In the past three years, Orkla has paid out an ordinary dividend that has averaged 31 % of earnings per share. This dividend is supplemented by buybacks of Orkla shares at times when the price of the Orkla share is considered to be favourable. On average, in the past five years Orkla has bought back 0.6 % of outstanding shares each year. The average buyback price has been at the low end of the share price interval in the year concerned.

The Board of Directors proposes a dividend of NOK 7.50 per share for 2005. The dividend will be paid out on 11 May 2006 to registered shareholders on the date of the Annual General Meeting.

ORDINARY DIVIDEND PER SHARE


9
6
3
NOK
0.85
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
4.00¹
4.50²
7.50³
'92 '94 '96 '98 '00 '02 '04 '05

¹ Additional dividend NOK 25.00 per share
² Additional dividend NOK 5.00 per share
³ Proposed dividend

AVERAGE ANNUAL RETURN ON THE ORKLA SHARE


25
20
15
10
5
%
16.8
11.8
19.0
12.6
16.0
11.2
'91-'05 '96-'05 '01-'05

The Orkla share (dividend reinvested*)
Oslo Stock Exchange Benchmark Index
* Dividend reinvested on first trading day after Orkla's Annual General Meeting

MARKET CAPITALISATION (31.12.1982–31.12.2005)


60,000
40,000
20,000
NOK million
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04'05

SHARE PERFORMANCE (31.12.1995–31.12.2005)


6
5
4
3
2
1
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05

Orkla OSE Index (OSEBX)
Index 31.12.1995 = 1

YIELD ON NOK 1 (31.12.1982–31.12.2005)


250
200
150
100
50
NOK
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04'05

Orkla Oslo Stock Exchange

UNDERLYING VALUE CREATION

There is a long-term connection between the return on the share and the underlying value that is created by efficient operations. For Orkla, it is therefore important to measure the progress and value creation of the Group's operations.

The return on capital employed is a good measurement of the value that is created in relation to the capital that is spent on running the company. Orkla's Industry division has a capital cost before tax of 9.7 %. This is based on a long-term capital structure in which the relative ratio of equity capital to borrowed capital is 60/40. The return on capital employed in relation to Orkla's cost of capital gives a picture of the financial excess value that has been created. Orkla's incentive systems are based on the development in the financial excess value. For several years in succession, Orkla has achieved a return on capital employed that is well above the required return. Despite major acquisitions and investments in 2005, the return was 11.3 %. The return on capital employed for all segments is shown on pages 24–27.

GROUP STRATEGY AND VALUE CREATION

Orkla seeks to achieve growth and long-term value creation by actively exploiting all the competitive advantages at its disposal. Information on the Group's strategy and competitive advantages is provided in the article "Orkla's Strategy for Value Creation" on pages 86–89.

TOP-LINE GROWTH

Orkla has an ambitious strategy for industrial growth. An industrial company whose business concept is based on specialised products naturally aims to create top-line growth. Orkla seeks to achieve growth both organically and through acquisitions. Over time, acquisitions will be Orkla's main source of growth.

Orkla's wide range of competencies gives the Group a good starting point for growth which must meet three requirements. Growth must:

- be based on differentiable products that hold number one or number two market positions, or have the potential to achieve such positions
- be within the Group's core competencies
- be within the geographical areas on which Orkla focuses

Orkla has the discipline to stay within the above limits in its expansion strategy and, with this as the basic prerequisite, selects candidates for industrial expansion solely on the basis of profitability and potential return on investment. Within these limits, synergy gains are made in terms of structural organisation and operational expertise, thus increasing the value of both existing and acquired businesses.

Establishing number one positions is an important

RETURN ON CAPITAL EMPLOYED BY THE INDUSTRY DIVISION*



18
15
12
9
6
3
%
14.2
12.6
11.7
13.2
13.0
13.2
13.0
14.8
11.3
9.7
'97
'99
'01
'03
'05

— Cost of capital before tax
*Excl. Orkla Beverages. See definition on page 50

SALES GROWTH FOR THE INDUSTRY DIVISION*



80
20
15
10
5
%
20
0
-2
2
0
4
2
3
0
79
'01
'02
'03
'04
'05

Growth through acquisitions
Organic growth

* Excl. Orkla Beverages

MARKET POSITIONS 2005

Products	Norway	Sweden	Denmark	Finland	Central and Eastern Europe
Orkla Foods					
Frozen pizza	●	●	◔	◑	◑
Ketchup	●	●	◑	●	◑
Herring	○	●	◑	●	◑[1]
Cod roe spread	○	●	○	●	●[2]
Jam and marmelade	●	●	●	◔	◑[1]
Cordials and soft drinks	●	●	◔	●	○
Preserved vegetables	●	●	●	●	◔
Dressings	●	●	○	◑	◔
Frozen ready meals	◔	◑	◔	○	◑[3]
Orkla Brands					
Household detergents	●	○	○	○	○
Personal hygiene/cosmetics	●	○	○	○	○
Dietary Supplements and Health Products	●	◔	◔	●	◔
Snacks	◑	●	●	●	◔
Household Textiles	●	●	○	◔	○
Biscuits	●	●	○	◔	○
Confectionery	◑	○	○	○	○

[1] Applies only in Poland
[2] Applies only to seafood spreads in tubes in Poland
[3] Applies only in the Czech Republic

● STRONG: No. 1, clearly stronger than no. 2
◑ GOOD: No. 1 or no. 2, same size as no. 1 or no. 2
◔ PRESENT: No. 2 or weaker, clearly weaker than no. 1
○ NOT PRESENT

COST EFFICIENCY PROGRAMMES AT ORKLA FOODS 2003–2005



NOK million
110
90
200
20
10
50
40
20
540
Stabburet
Abba Seafood
Procordia Food
Beauvais
Felix Abba
Orkla Food Ingredients
Orkla Foods International
Bakers
Total Orkla Foods

THE GROUP'S COST EFFICIENCY PROGRAMMES 2006–2008



NOK million
500
200
300
300
400
300
2.000
Orkla Foods
Orkla Brands
Orkla Media
Elkem
Sapa
Borregaard
The Orkla Group

prerequisite for growth. The fact that Orkla manages to achieve this for most of its products is a sign of successful growth through innovation and structural acquisitions over time. More than 80 % of sales in the Branded Consumer Goods business are related to number one brands. This percentage has increased in the Nordic markets in the past few years.

ENHANCING COST EFFECTIVENESS AND CAPITAL EFFICIENCY

The acquisition and integration of smaller companies generate synergy effects that also contribute to improved efficiency. This is important for future profitability and margin growth. Examples of "smaller" acquisitions in 2005 are Orkla Foods' purchase of Panda, Ardealul and Bæchs Conditori, Sapa's acquisition of Alufinal, Orkla Brands' purchase of Collett Pharma and Orkla Media's acquisition of Riksnytt, Kvinneguiden, Netzeitung and Hardware Online.

Orkla's focus on efficient operations applies to both revenues and costs throughout the value chain. The Group's competitiveness must be strengthened by means of continuous focus on cost-effectiveness. The most comprehensive projects in this area, which have been named "Redesign", have been implemented in the fields of procurement and manufacturing/logistics. An example of a Redesign project is the programme established at Orkla Foods in 2003, which aimed at reducing costs by NOK 500 million by the end of 2005. This goal was achieved and resulted in an improvement of more than NOK 200 million in operating profit during the programme period.

The companies that made the most significant contribution to cost reductions in 2005 were Procordia Food and Stabburet within Orkla Foods.

Reducing fixed and indirect costs as a percentage of operating revenues and operating margins before amortisation has had the following positive impact on the Branded Consumer Goods business in the past three years:

BRANDED CONSUMER GOODS	2005	2004	2003
Fixed and indirect costs as a percentage of operating revenues	28.3 %	29.2 %	30.2 %
Operating margin before amortisation and other revenues and expenses	9,5 %	9,7 %	9,2 %

In the next three years Orkla aims to reduce costs by NOK 2 billion. This goal is to be achieved by combining two complementary programmes that will cover all of the Group's global activities, Orkla's Redesign programme and Elkem's Business System programme.

In 2003 Orkla implemented a methodology for permanently improving the efficiency of current capital. In addition to this, the Group aims to ensure that, over time, replacement investments are lower than depreciation. The table below shows the development of current capital in relation to operating revenues and replacement investments in relation to depreciation for the Industry division in the last five years.

INDUSTRY DIVISION	2005	2004	2003	2002	2001
Average current capital as a percentage of operating revenues	17.1 %*	15.5 %	16.9 %	18.1 %	18.3 %
Replacement investments as a percentage of depreciation	111 %	90 %	98 %	120 %	95 %

* The increase in current capital is related to the acquisition of Elkem and Sapa, which have a higher current capital than the Branded Consumer Goods area

ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities.

The main data necessary for valuation of Orkla's assets are set out below. On this basis, and on the basis of own assumptions, an investor will be able to assess the value of the various assets in order to undertake a valuation of the Group.

ASSOCIATES
Orkla owns interests in a number of companies that are reported as associates. The largest of these are Jotun AS and REC ASA. The key figures for these companies are shown in Note 10 to the consolidated financial statements (Investments in associates accounted for under the equity method).

SECURITIES PORTFOLIO
As of 31 December 2005, the Group's securities portfolio had a market value of NOK 16,149 million. Unlisted shares accounted for 14 % of the portfolio while foreign shares accounted for 53 %. Most of the unrealised gains are in the Norwegian portfolio. Realisation of these gains is not subject to tax in Norway. For further details, see Note 16 to the consolidated financial statements (Portfolio investments) and "Financial Investments" on pages 82–85.

ORKLA FINANS
Orkla Finans is a financial management and insurance brokerage company. As of 31 December 2005, the company had approximately NOK 10 billion in customer assets under management, approximately NOK 4 billion higher than in 2004. Brokered insurance volume totalled around NOK 850 million. Profit from Orkla Finans is reported under the Financial Investments division.

NON-CURRENT FINANCIAL ASSETS
Net interest-bearing liabilities include "Interest-bearing receivables" of NOK 148 million, but do not include the other items amounting to NOK 982 million under "Other non-current financial assets" in Note 12 to the consolidated financial statements.

REAL ESTATE
Real Estate's total rental revenues amounted to NOK 25.4 million in 2005. Commercial properties developed by Orkla were sold in 2005 and the section's activities are now concentrated on development projects. The capitalised value of Orkla's real estate investments as of 31 December 2005 was NOK 444 million. The book value of development projects was NOK 332 million. In 2005 development potential increased by 40,000 m^2 to 130,000 m^2 in 2005, and the first sixty apartments in the Ringnes Park project were completed and turned over to their new owners in autumn 2005. Profit from Real Estate is reported under the Financial Investments division.

FORESTS
The Group owns about 110,000 hectares of forest, of which approximately 80,000 hectares are productive. Forests have a capitalised value under "Property, plants and equipment" of NOK 101 million. Approximately 100,000 m^3 is harvested annually. The average market price for comparable timber in 2005 was approximately NOK 333 per m^3. Profit from forestry operations is reported under the Financial Investments division.

In autumn 2005, forest properties in the central area of south-eastern Norway were sold at prices of between NOK 500 and NOK 2,500 per 0.1 hectare, depending on the state of the forest and its geographical location.

ELECTRIC POWER
Operating profit before amortisation from the sale of electricity from the Group's own power plants is reported under Elkem Energy and Borregaard Energy. In 2005 this amounted to NOK 728 million. An agreement was entered into concerning the sale of the power plants in USA. In a normal year, the Group will produce around 3.7 TWh of hydroelectric power after the sale. The Orkla Group owns power plants in Sarpsborg, Trælandsfos, Saudefaldene, Svelgen, Siso and Lakshola in Norway, and Centrale run-of-the-river plants in Canada. There are also external contracts totalling approximately 7.5 TWh. Electric power is sold internally within the Group and externally on the power market on short-term and long-term contracts. Capitalised intangible assets include excess values totalling NOK 4.2 billion in power contracts relating to the acquisition of Elkem. See note 25.

SHARES AND SHAREHOLDERS

TRADING IN THE ORKLA SHARE

The Orkla share is listed on the Oslo Stock Exchange and traded under the ticker code ORK. All shares have equal rights and the shares are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for 7.3 % of the Oslo Stock Exchange Benchmark Index at the end of 2005. The Orkla share may also be traded through Orkla's Level-1 ADR programme in the USA.

A total of 824 million Orkla shares were registered as transferred by the Norwegian Central Securities Depository in 2005, equivalent to four times the number of shares outstanding. This is about 39 % higher than in 2004. The value of Orkla shares traded on the Oslo Stock Exchange in 2005 amounted to NOK 41.8 billion, equivalent to 2.8 % of the Exchange's total turnover. An average of 0.7 million Orkla shares were traded daily in 2005.

Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, OM Stockholm and OMLX London, options are also available on these markets.

SHAREHOLDER STRUCTURE

As of 31 December 2005, Orkla had 34,076 shareholders, compared with 35,667 the year before. At year-end, 46.5 % of the shares were owned by foreign investors, compared with 41.3 % at the beginning of the year. A number of Nordic and some international brokerage houses follow the Orkla share. A list of brokerage houses and analysts that keep track of Orkla ASA's financial performance may be found on page 100.

SHARES BY SIZE OF SHAREHOLDING AS OF 31 DECEMBER 2005

No. of shares	No. of shareholders	% of capital
1-100	13,784	0.3 %
101-1.000	16,017	2.7 %
1.001-10.000	3,618	4.7 %
10.001-100.000	484	7.3 %
100.001-500.000	114	12.0 %
Over 500.000	59	73.0 %

VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual

THE TWENTY LARGEST SHAREHOLDERS AS OF 31 DECEMBER 2005

Shareholder	No. of shares	% of capital
Canica[1]	35,248,550	16.9 %
Folketrygdfondet	23,205,882	11.1 %
Franklin Mutual Advisers c/o Bank of N.Y.[1]	19,576,931	9.4 %
State Street Bank (NOM)	11,912,344	5.7 %
JPMorgan Chase Bank, GBR (NOM)	7,158,669	3.4 %
Storebrand[1]	5,362,702	2.6 %
Oslo Pensjonsforsikring	4,500,000	2.2 %
Mellon Bank, USA (NOM)	3,681,550	1.8 %
DnB NOR[1]	3,615,043	1.7 %
Morgan Stanley & Co (NOM)	3,126,397	1.5 %
UBS AG, London Branch (NOM)	3,023,825	1.5 %
Investors Bank & Trust, USA (NOM)	2,861,987	1.4 %
The Northern Trust Co (NOM)	2,427,482	1.2 %
JPMorgan Luxembourg, Mutual Funds (NOM)	2,407,265	1.2 %
DnB NOR Kapitalforvaltning[1]	2,111,902	1.0 %
Bank of New York., Brüssels Br., Caymanøyene (NOM)	2,063,650	1.0 %
Orkla[2]	2,007,274	1.0 %
Deutsche Bank AG, London	1,583,706	0.8 %
Skandinaviska Enskilda Banken (NOM)	1,450,901	0.7 %
Capital Research c/o JPM Chase[1]	1,371,428	0.7 %
Total shares	**138,697,488**	**66.6 %**
Total all Orkla shares	**208,286,194**	**100.0 %**
Number of outstanding shares	**206,278,920**	

[1] Comprising several legal entities in the same Group

[2] Shares owned by Orkla carry no voting rights. 4,016,071 shares were amortised in August 2005

OWNERSHIP BY FOREIGN INVESTORS


50
40
30
20
10
%
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
Capital
Votes

General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. If the shareholder is unable to attend the General Meeting and vote in person, he or she may vote by proxy. Notice of attendance at the General Meeting must be received by Orkla no later than 3.00 p.m. on 24 April 2006.

ISSUE OF SHARES

The Board of Directors holds an authorisation, granted on 14 April 2005 and valid until the Ordinary General Meeting in 2006, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. The authorisation may be utilised for one or more share issues. The purpose of the authorisation is to give the Board of Directors freedom to carry out relevant business transactions. Such authorisations have regularly been granted by previous General Meetings. The Board of Directors proposes renewing the authorisation until the Ordinary General Meeting in 2007.

REDUCTION OF CAPITAL THROUGH REDEMPTION OF SHARES

On 14 April 2005, the General Meeting adopted a resolution to reduce the company's share capital by NOK 25,100,443.75 by redeeming (amortising) 4,016,071 shares owned by Orkla ASA in accordance with the provisions of the Public Limited Companies Act. The number of shares in the company was thereby reduced from 212,302,265 to 208,286,194. With the exception of 2,500,000 shares, the number of shares that were amortised was equivalent to the Group's own shareholding as of 31 December 2004 which could be amortised without tax effect.

OWN SHARES

On 14 April 2005, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA, up to a maximum of 18,000,000 shares, until the Ordinary General Meeting in 2006. Orkla has purchased no shares in Orkla ASA in 2005. Buybacks equivalent to 1.1 % and 0.5 % of shares outstanding were made in 2003 and 2004 respectively.

At the General Meeting, the Board will propose renewing the Board's authorisation to purchase Orkla shares until the Ordinary General Meeting in 2007. Use of the authorisation will be determined by the extent to which the Board of Directors deems the buyback of Orkla shares to be advantageous for the company's shareholders at any given time. Shares acquired according to the authorisation are presumed to be amortised or utilised in incentive programmes for the employees.

EMPLOYEE SHARE PURCHASE PROGRAMME

To encourage employees to make a long-term commitment to the Group, for several years Orkla has offered employees the opportunity to purchase Orkla shares at a 20 % discount on the market price. Due to the ongoing process concerning the decision on the role of Speciality Materials in the Orkla Group at that time, it was difficult to continue the programme in autumn 2005. Orkla therefore decided to postpone the employee share purchase programme until spring 2006. All employees in Norway, Sweden, Denmark, Finland, Austria, Switzerland, Poland and the USA have now received an offer to purchase up to 120 shares each in Orkla ASA at a 20 % discount, based on the market price of NOK 287.50 on 20 February 2006. The postponement in offering employees this opportunity entails no change in Orkla's positive attitude towards facilitating "shares for employees" in future years.

OPTION PROGRAMME

The Orkla Group has an option programme for approximately 120 senior managers under which each manager will in future be entitled to buy a number of Orkla shares at a specified exercise price. At year-end, 1,588,075 options had been issued. The scope of the option programme is moderate, equivalent to less than 1 % of outstanding shares. Reference is otherwise made to Note 24 to the consolidated financial statements (Related parties).

RISK REGULATION

With the introduction of the exemption method, RISK (regulation of cost price due to taxed company income) has had no direct significance for company shareholders since 2004. Out of consideration for

personal shareholders, companies must nevertheless calculate RISK for 2004 and 2005. RISK applies only to personal shareholders.

The RISK amount for 2004 was NOK -8.04 per share, while the corresponding amount for 2005 is provisionally estimated to be NOK +3.05 per share. The final RISK amount for 2005 will not be published until after 1 January 2007. Shareholders who are not liable to tax in Norway are not affected by the Norwegian RISK rules.

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. A primary goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

WWW.ORKLA.COM

Orkla publishes all financial information on its own website. Presentations, quarterly reports, annual reports, other financial information, notices to the stock exchange and press releases are posted on Orkla's website as and when they are made public.

CALCULATION OF RISK

Amounts in NOK

Year of purchase	The year's RISK at 1 January	Accumulated RISK 2006 for the year of purchase	Dividend paid out	Dividend date
Including 1992	-	21.11	0.85	14.5.1992
1993	(0.60)	21.71	0.94	15.5.1993
1994	3.90	17.81	1.03	10.5.1994
1995	3.23	14.58	1.25	10.5.1995
1996	3.84	10.74	1.50	8.5.1996
1997	6.21	4.53	1.75	7.5.1997
1998	5.16	(0.63)	2.13	7.5.1998
1999	2.40	(3.03)	2.25	6.5.1999
2000	5.27	(8.30)	2.50	4.5.2000
2001	9.89	(18.19)	3.00	3.5.2001
2002	(0.15)	(18.04)	3.25	2.5.2002
2003	7.21	(25.25)	3.40	30.4.2003
2004	(20.26)	(4.99)	29.00	29.4.2004
2005	(8.04)	3.05	9.50	14.4.2005
2006	3.05		7.50*	27.4.2006

* Proposed dividend

The table shows accumulated RISK for the Orkla share at different purchase dates. When calculating taxable gain on sale in 2006, accumulated RISK for the year of purchase is adjusted for the following factors:

- If the share was bought in 1992 or 1993 after the dividend for the year was paid out it can be added.
- If the share was bought before the dividend was paid out in a year from 1994 to 2005, the unpaid dividend in the year of purchase must be deducted.
- RISK at 1 January 2006 is Orkla's estimate. If the estimate varies from the finally determined RISK, the figure must be adjusted for the variance.

For Orkla shares bought before 1 January 1989 the cost price as at 1 January 1992 is adjusted upwards to:
- Free A share NOK 39.08
- A share NOK 38.20
- B share NOK 35.98

AVERAGE NUMBER OF SHARES OUTSTANDING DILUTED

	2005	2004	2003	2002	2001
Average no. of shares issued	210,805,866	213,351,743	215,404,572	218,142,085	219,246,336
Average no. of own shares	-4,740,047	-7,427,225	-8,891,778	-8,603,661	-7,875,710
Average no. of outstanding shares	206,065,819	205,924,518	206,512,794	209,538,424	211,370,626
Estimated dilution effect[1]	462,113	331,108	-	-	-
Average no. of outstanding shares diluted	206,527,932	206,255,626	206,512,794	209,538,424	211,370,626

[1] Orkla has issued a total of 1,588,075 options to senior managers. Reference is made to Note 24 to the consolidated financial statements (Related parties)

At Nordic breakfasts it's easy to choose products from Orkla Foods' companies







MAIN EVENTS IN 2005

- Acquisitions in Russia, Finland and Romania
- Challenging operating parameters in the grocery sector, especially in Sweden
- Stronger focus on improvement programmes
- Increased launch rate, especially in the fields of nutrition and health


OPERATING REVENUES*
16,000
12,000
8,000
4,000
NOK million
11,133
11,062
11,913
12,711
13,650
'01 '02 '03 '04 '05


OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*
1,500
1,200
900
600
300
NOK million
952
902
1,030
1,164
1,213
'01 '02 '03 '04 '05

* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP

FOCUS IN 2006

- Increase the number of major innovations and intensify focus on brand-building
- Stronger focus on improvement programmes
- Improve competence throughout the organisation
- Maintain trust and consumer confidence
- Continue structural growth

KEY FIGURES

NOK million	2005	2004	% change
Operating revenues	13,650	12,711	7.4
Operating profit*	1,213	1,164	4.2
Sales outside Norway	9,057	7,983	13.5
Operating margin*	8.9 %	9.2 %	-0.3 %-p
Return on capital employed	14.9 %	16.4 %	-1.5 %-p
Number of man-years	10,324	7,066	46.1

* Before amortisation and other revenues and expenses













ORKLA FOODS

Orkla Foods is a leading developer, marketer and supplier of food products in the Nordic region, Central and Eastern Europe and Russia. Operations are concentrated around the company's own strong brands and concepts. Orkla Foods is divided into three main areas: Orkla Foods Nordic, Orkla Foods International and Orkla Food Ingredients.

OPERATING REVENUES BY PRODUCT GROUP



Pizza/pies	9 %
Ready Meals	10 %
Beverages	4 %
Sauces	7 %
Vegetables	4 %
Seafood	12 %
Baking Ingredients	23 %
Potato products	2 %
Desserts and snacks	4 %
Jam and marmelade	5 %
Sweet spreads	1 %
Chocolate	8 %
Bread and bakery products	11 %

Total operating revenues NOK 13,650 million

Orkla Foods produces pizzas/pies, sauces, small hot meals, ready meals, fruit and berry-based products, preserved vegetables, seafood, processed potato products, baking ingredients, bakery products, margarine and chocolate.

Orkla Foods Nordic largely holds number 1 and number 2 positions in its domestic markets. Orkla Foods International has strong market positions in the Baltic States, the Czech Republic, Austria, Poland, Romania and Russia. Orkla Food Ingredients is a leading supplier of baking ingredients in the Nordic region. At the end of 2005, Orkla Foods had 67 production plants in 15 countries and employed a workforce equivalent to 10,324 man-years.

RESULTS

Operating revenues amounted to NOK 13,650 million, equivalent to 7 % growth compared with 2004. Operating profit before amortisation totalled NOK 1,213 million, an increase of NOK 49 million or 4 %. The improvement in profit was largely due to structural growth. Underlying[1] profit performance was slightly weaker than in 2004.

Orkla Foods has initiated a number of improvement programmes. In the period 2005–2007, the cost base will be reduced by approximately NOK 500 million, equivalent to a workforce reduction of around 10 %. Compared with 2002 the workforce will then have been reduced by around 25 %.

2005 was the first full year of operation for the Orkla Food Safety Standard. To ensure that the standard is complied with, 65 audits were carried out at Orkla Foods factories. The audit reports are used actively in the factories' improvement activities.

Employees at all levels of the organisation have taken part in a number of human resource development programmes. The most important of these are the courses on management and various specialised disciplines run by the Orkla Academies and the Orkla Foods Management Programme.

ORKLA FOODS NORDIC

Orkla Foods Nordic consists of Stabburet and Bakers (Norway), Procordia Food and Abba Seafood (Sweden), Beauvais (Denmark) and Panda and Felix Abba (Finland).

Orkla Foods Nordic posted operating revenues of NOK 8,864 million, compared with NOK 9,114 million in 2004. Operating profit before amortisation amounted to NOK 997 million, compared with NOK 1,036 million in 2004. The decline was largely due to difficult market conditions, especially on the Swedish grocery market.

Many cost reduction programmes have been implemented in the Swedish companies. In the past three years, Procordia Food has reduced its workforce from 1,515 to 1,286 man-years, while Abba Seafood has reduced its workforce from 577 to 409 man-years.

In 2005, Orkla Foods launched a record number of new products on the Nordic grocery market. Nordic consumers are more concerned about nutrition and health than ever before. Sugar-free Felix ketchup in Sweden and Nora's juices in Norway were among the new launches that were well received by the market.

Stabburet largely maintained its strong positions on the Norwegian grocery market. On the catering market, Stabburet has increased its focus on the Chef service concept that serves petrol stations, street stalls and large kiosks.

Beauvais introduced a large number of new products on the Danish grocery market. In just one year, Fresh Light has become the fourth largest branded product on the Danish cordials and soft drinks market.

In May, Orkla Foods took over the Finnish company Panda, which manufactures and supplies liquorice and other confectionery products. Panda has developed in accordance with the assumption.

In December, the company bought the Norwegian bakery company Martin Nordby, which is an important supplier of fresh bread and bakery products in the Oslo region. The company will be amalgamated with Bakers.

[1] Excluding acquisitions, divestments and currency translation effects

ORKLA FOODS INTERNATIONAL

Orkla Foods International consists of SladCo (Russia), Kotlin and Superfish (Poland), Guseppe (Czech Republic), Felix Austria (Austria), Orkla Foods Romania, Põltsamaa Felix (Estonia), Spilva (Latvia) and Suslavicius-Felix (Lithuania).

Orkla Foods International reported operating revenues of NOK 2,312 million, compared with NOK 1,182 million in 2004. Operating profit before amortisation was NOK 73 million, NOK 62 million higher than in 2004.

The Russian Company SladCo achieved growth in its first full year of operation. Sales were gradually re-oriented towards chocolate products with a stronger brand image and the company achieved significant sales growth in Moscow, the South Volga region and North-West Russia. The company increased its operating profit. SladCo has strengthened its senior management, established new sales channels and initiated several cost reduction measures. In cooperation with Nidar, work has begun on improving production technology at SladCo's two factories and increasing the rate of innovation.

Orkla Foods also achieved revenue growth in the Baltic States, where its performance in Latvia was especially positive. Sales were on a par with 2004 in Poland, while they declined in the Czech Republic.

Orkla Foods has signed an agreement to purchase Royal Brinkers (margarine), which will strengthen Orkla Foods Romania's position as an important supplier to the country's grocery retail sector. This acquisition is dependent on the approval of the competition authorities. Orkla Foods also took over the remaining 30 % of shares in Suslavicius-Felix in September, and increased its shareholding in Kotlin from 68 % to 89 % in November.

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients reported operating revenues of NOK 2,743 million, compared with NOK 2,640 million in 2004. Operating profit before amortisation totalled NOK 143 million, compared with NOK 117 million in 2004.

Most of the companies in Ingredients achieved sales and profit growth. Improvement programmes have been initiated in the companies that did not perform as well. The strongest profit growth was achieved by KåKå (Sweden), Odense Marcipan (Denmark) and Credin (Denmark, Poland and Portugal).

Dragsbæk continued to grow in Denmark, where the total market for margarine is declining. The Dragsbæk company in Iceland also performed well. Credin Bageripartner did not achieve satisfactory profitability on the Danish bakery ingredients market, which is affected by over-capacity.

The companies in Ingredients outside the Nordic region achieved profit growth. Apart from Credin, the best performances were achieved by Sedba Baking (Czech Republic) and Rigas Raugs (Latvia). MiNordija (Lithuania) and LaNordija (Latvia) developed well. Both companies are in a start-up phase and have not yet achieved satisfactory profit.

Ingredients acquired several companies in 2005:

- Fine confectionery: Bæchs Conditori in Denmark
- Accessories and toppings for the ice-cream industry: Nimatopaal and Candeco in Sweden
- Powdered products: Credin Poland (the remaining 40 % of the shares)

All the acquired companies have developed in accordance with the plans that were made at the time of acquisition.

OPERATING REVENUES*

	2005	2004
Stabburet (NOK million)	2,848	2,892
Bakers (NOK million)	1,503	1,623
Procordia Food (SEK million)	3,080	3,278
Abba Seafood (SEK million)	1,027	957
Beauvais (DKK million)	551	532
Felix Abba (EUR million)	101	70
Orkla Foods Nordic (NOK million)	8,864	9,114
Orkla Foods International (NOK million)	2,312	1,182
Orkla Food Ingredients (NOK million)	2,743	2,640

* Including internal sales between segments

NET SALES BY MARKET



■ Norway	33 %
■ Sweden	28 %
□ Denmark	10 %
□ Russia	8 %
Finland	6 %
□ Poland	4 %
□ Rest of the world	11 %

Net sales NOK 13,561 million

OPERATING REVENUES BY SEGMENT



■ Retail	65 %
■ Catering sector	10 %
□ Industry/Export/Other	25 %

Total operating revenues NOK 13,650 million

KiMs Delivio is a tasty success for people with a sense for that extra something



eliv



MAIN EVENTS IN 2005

- Acquisition of Chips and Collett Pharma
- Several successful launches, but weak top-line growth
- High raw material and purchasing costs, especially for Confectionery and Lilleborg
- Difficult market situation in Sweden

OPERATING REVENUES*

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


8,000
6,000
4,000
2,000
NOK million
4,527
4,500
4,739
4,787
6,336
'01 '02 '03 '04 '05
1,200
900
600
300
NOK million
648
787
929
951
1,049
'01 '02 '03 '04 '05

* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP

FOCUS IN 2006

- Continue to focus on innovation and sales activities
- Strengthen position with consumers by concentrating innovation and marketing on important brands and products with good growth potential
- Improve competitiveness by focusing continuously on the entire value chain. The largest factories will undergo extensive improvements
- Realise synergy gains from the acquisitions of Chips and Collett Pharma

KEY FIGURES

NOK million	2005	2004	% change
Operating revenues	6,336	4,787	32.4
Operating profit*	1,049	951	10.3
Sales outside Norway	2,580	1,342	92.3
Operating margin*	16.6 %	19.9 %	-3.3 %-p
Return on capital employed	20.0 %	35.7 %	-15.7 %-p
Number of man-years	3,142	2,066	52.1

* Before amortisation and other revenues and expenses



BRANDED CONSUMER GOODS
ORKLA BRANDS
PAGES 62-65

ORKLA BRANDS

Orkla Brands comprises companies in the detergents, personal care, snacks, confectionery, biscuits, household textiles, dietary supplements and health products segments. Based on solid, long-standing traditions, the companies develop, manufacture and market leading branded consumer goods that have a strong identity and position, both in terms of consumer loyalty and among retailers. Orkla Brands comprises Orkla's most advertising and marketing-intensive products.

OPERATING REVENUES BY BUSINESS AREA



■ Lilleborg	23 %
■ Confectionery	16 %
□ Biscuits	12 %
□ Snacks	32 %
Lilleborg Professional	6 %
□ Household Textiles	5 %
□ Dietary Supplements and Health Products	6 %

Total operating revenues NOK 6,336 million

CONFECTIONARY MARKET (VALUE) NORWAY


7,000
6,000
5,000
4,000
3,000
2,000
1,000
NOK million
'01 '02 '03 '04 '05

Source: ACNielsen

Orkla Brands' product portfolio includes strong, well-known brands such as Jif, Omo and Define (Lilleborg), Stratos and Nidar Favoritter (Confectionery), Ballerina and Café Cookies (Biscuits), Möllers Dobbel and Gerimax (Dietary Supplements and Health Products), OLW and KiMs (Snacks) and LaMote (Household Textiles).

Orkla Brands' strategy is to focus and concentrate innovation and market support on strong brands. Orkla Brands intends to further develop the Nordic region as its domestic market and expand in selected markets in Eastern Europe. In 2005, 93 % of operating revenues came from the Nordic market. Orkla Brands' companies largely hold Number 1 positions on the markets in which they operate. Lilleborg has an agreement with Unilever concerning detergents, personal care products and cosmetics for the Norwegian market. The agreement was originally signed in 1958 and was last renegotiated in 1995. Under the renegotiated agreement, cooperation will continue as before in accordance with the same business principles until 2014. Chips and Collett Pharma were incorporated into Orkla Brands in 2005. As of 31 December 2005, Orkla Brands had a workforce equivalent to 3,142 man-years.

RESULTS

Orkla Brands' operating revenues amounted to NOK 6,336 million in 2005, equivalent to underlying[1] growth of 1 %. Household Textiles continued to report declining revenues, while the results for the other businesses were on a par with or slightly higher than in 2004. Several successful new launches contributed to growth, but there was stronger competition from private labels. This particularly applied to the Swedish markets. Systematic, targeted efforts are still being made to increase innovation, which is regarded as the main source of profit growth and the best means of dealing with increased competition. Operating profit before amortisation amounted to NOK 1,049 million, compared with NOK 951 million in 2004. The improvement was ascribable to expansion. Only Lilleborg Professional and Dietary Supplements and Health Products achieved underlying profit growth. The largest decline was related to Confectionery, due to higher raw material costs, and Biscuits, due to difficult market conditions in Sweden. Chips was consolidated from 1 March 2005 and profit from this business was somewhat weaker than anticipated, mainly due to weaker sales for the Swedish snacks business. Collett Pharma was consolidated from 1 October 2005. It will be important to realise synergy gains from these acquisitions.

The continued focus on innovation resulted in several launches of new products in 2005, the most comprehensive of which was Sunsilk from Lilleborg. Other important launches included Cookie Bites (Biscuits), Stratos Nøtter (Confectionery) and KiMs Delivio Chips (Snacks).

LILLEBORG

Lilleborg is the leading producer and marketer of branded consumer goods for cleaning and personal care in Norway. Despite tougher competition and pressure on prices from private labels, sales were on a par with 2004. Growth in the hair care category continued in 2005 as a result of the launch of the new Sunsilk hair care range. At the same time the company experienced a drop in export sales to Unilever. This situation will intensify in 2006, although work is in progress on alternative export possibilities. Operating profit was somewhat lower in 2005 than in the previous year, mainly due to higher purchasing costs for laundry detergents. All in all, market shares were strengthened slightly.

LILLEBORG PROFESSIONAL

Lilleborg Professional is Norway's leading total supplier of cleaning and hygiene systems for the professional market. Lilleborg Professional's operating revenues were 4 % higher than in 2004. Operating profit was on a par with the previous year.

CONFECTIONERY

Operating revenues for Confectionery were 1 % higher than in 2004. The main innovations were Nidar Favoritter Mørkerød (Nidar Favourites Dark Red) and Stratos Nøtter (Stratos Nuts). However, lower margins due to higher cocoa and almond prices, higher internal cost deviations/scrap, reductions in prices for seasonal retail sales and insufficient provisions for discounts in 2004 had a significant negative impact on profit. Market share increased by one percentage point.

[1] Excluding acquisitions, divestments and currency translation effects

BISCUITS

There was a 1 % underlying[1] decline in operating revenues for the Biscuits business compared with 2004. Although this was largely related to the Swedish market, there was also a slight drop in revenues in Finland. The decline in operating revenues was ascribable to tougher competition from private labels in Sweden, although the Ballerina "election" led to a temporary increase in sales. Falling sales and higher advertising investments resulted in lower profit. Market shares were somewhat weaker in Sweden and Finland but increased slightly in Norway. The sales functions for the biscuits and snacks businesses in Sweden have been merged in the same way as in Norway, which has had a short-term negative impact on sales.

SNACKS

Orkla formerly controlled 40 % of the Chips Scandinavian Company (CSC), which consisted of the snacks businesses in Norway, Denmark and Sweden and the natural snacks companies Parrots in Sweden and Trope in Denmark. The remaining 60 % was controlled by Chips Ab, which also runs a snacks business in Finland. In 2005 Orkla took over all the shares in Chips Ab and the company was consolidated from 1 March 2005. In addition to its snacks activities in the Nordic region, Chips is also involved in snacks in the Baltic States and Russia. Chips also has interests in the food sector, selling its own branded products in Finland and Sweden, and owns a wholesale company in Finland.

The Snacks business posted underlying[1] growth of 1 % compared with 2004. The companies in Denmark and Norway achieved satisfactory growth in terms of revenues, while revenues in Sweden declined slightly due to increased competition from private labels. Profit was on a par with 2004. Chips confirmed its position as market leader in the Snacks segment in the Nordic region and increased its market shares by one percentage point during the year.

HOUSEHOLD TEXTILES

Underlying[1] operating revenues for Household Textiles were 11 % lower than in 2004. They declined in all countries, but mainly in Sweden. Weaker distribution (Sweden) and the reduced effect of previous campaigns are the main reasons for the decline. Due to the long-term weak performance of this business, write-downs totalling NOK 115 million were made in the second quarter, mainly related to goodwill. An entirely new product range was launched in February 2006 featuring two "new" brands: Pierre Robert and AXE.

DIETARY SUPPLEMENTS AND HEALTH PRODUCTS

This business consists of Peter Möller and Collett Pharma, which have been merged under the name MöllerCollett. Collett Pharma was consolidated in the financial statements from 1 October 2005. This acquisition was an important element of efforts to establish a Nordic position in the Dietary Supplements and Health Products category.

Underlying[1] operating revenues for Dietary Supplements and Health Products were 8 % higher than in 2004. The business maintained its strong position on the Norwegian market. Peter Möller launched three varieties of the "Godt For" (Good For) range in 2005, of which "Godt For Leddene" (Good For Joints) made the strongest contribution to top-line growth. Export sales, especially to Finland and the USA, continued to grow in 2005. Peter Möller launched some of its products on the Swedish market in 2005. All in all, market shares for this category were maintained in 2005.

Work is in progress on further integration of Peter Möller and Collett Pharma in order to realise potential synergies, primarily in the fields of sales and manufacturing.

OPERATING REVENUES*

NOK million	2005	2004
Lilleborg	1,473	1,470
Lilleborg Professional	384	371
Confectionery	1,034	1,024
Biscuits	783	823
Snacks	2,024	544
Household Textiles	290	335
Dietary Supplements and Health Products	342	229

* Including internal sales between segments

BISCUITS MARKET (VALUE)


1,500
1,200
900
600
300
NOK million
'01 '02 '03 '04 '05
Norway
Sweden
Finland

Source: ACNielsen

SNACKS MARKET (VALUE)


3,000
2,500
2,000
1,500
1,000
500
NOK million
'01 '02 '03 '04 '05
Norway
Denmark
Sweden
Finland

Source: ACNielsen

DETERGENTS MARKET/ PERSONAL CARE PRODUCTS MARKET (VALUE) NORWAY


4,500
3,500
2,500
1,500
500
NOK million
'01 '02 '03 '04 '05*

* New definition of what the total market includes
Source: Estimate based on ACNielsen, GKF and KLF


Like its herb sake, camomile, Ka
magazine ai ergise and relax it
NYTT MAGASIN
Kamille



MAIN EVENTS IN 2005

- Significant profit growth for Berlingske in Denmark
- Higher advertising revenues and positive profit growth for newspapers in Central and Eastern Europe
- Good growth in advertising revenues in Denmark and Norway
- Restructuring following poor performance of Direct Marketing
- Extensive product development and new launches for Newspapers Norway, but also higher costs


OPERATING REVENUES*
10,000
8,000
6,000
4,000
2,000
NOK million
7,453
7,079
7,378
8,280
8,677
'01 '02 '03 '04 '05
OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*
500
400
300
200
100
NOK million
294
148
242
371
425
'01 '02 '03 '04 '05

* 2004–2005 in accordance with IFRS, while 2001–2003 are in accordance with Norwegian GAAP

FOCUS IN 2006

- Growth based on established brands and platforms
- Develop the digital sector
- Improve strategic core competencies
- Complete ongoing and identified cost reduction programmes

KEY FIGURES

NOK million	2005	2004	% change
Operating revenues	8,677	8,280	4.8
Operating profit*	425	371	14.6
Sales outside Norway	5,356	5,236	2.3
Operating margin*	4.9 %	4.5 %	0.4 %-p
Return on capital employed	10.2 %	8.6 %	1.6 %-p
Number of man-years	7,068	6,947	1.7

* Before amortisation and other revenues and expenses



BRANDED CONSUMER GOODS
ORKLA MEDIA
PAGES 66-69



ORKLA MEDIA

Orkla Media has four main businesses: newspaper operations with related digital activities in Norway, Denmark and Poland and magazine operations in Norway and Sweden. The Group is also increasingly involved in the digital media sector in the Nordic countries and Germany, direct marketing operations and the newspaper sector in Lithuania and Ukraine.

The newspaper business in Norway consists of local newspapers with number 1 positions, which together represent a 15 % share of national circulation. The Berlingske Group is the largest player on the Danish newspaper market, with market shares of 31 % of the daily and 42 % of the Sunday newspaper market. Orkla is a leading player on the Polish newspaper market, with a market share of 19 %. Through its 50 % stake in Hjemmet Mortensen, Orkla Media is the biggest player on the Norwegian magazine market and the fourth biggest player on the Swedish market.

RESULTS

Operating revenues totalled NOK 8,677 million in 2005, equivalent to underlying[1] growth of 4 %. Operating profit before amortisation was NOK 425 million, compared with NOK 371 million in 2004. The newspaper business in Denmark achieved significant profit growth, mainly due to a combination of the rise in advertising revenues and the implementation of cost reduction programmes. Newspapers in Poland also reported profit growth compared with 2004 due to higher advertising revenues. Despite the improvement in advertising revenues for Newspapers Norway, profit declined slightly in this area as a result of substantial investments in product development and innovation. Underlying profit growth for Magazines was on a par with 2004. There was a high level of activity in 2005 in connection with new launches and acquisitions. Direct Marketing reported a drop in profit, mainly due to a decline in new sales in Sweden.

OPERATING REVENUES BY SECTOR



■ Berlingske	45 %
■ Newspapers Norway	28 %
□ Newspapers Central and Eastern Europe	14 %
□ Magazines	8 %
Direct Marketing	5 %

Total operating revenues NOK 8,677 million

BERLINGSKE

Operating revenues showed underlying[1] growth of 6 %. As in 2004, this was mainly due to the rise in advertising revenues and a higher level of activity in the fields of printing and distribution. Berlingske initiated a turnaround operation in 2001 which entailed the establishment of joint service centres, the implementation of efficiency improvement processes, increased focus on sales, and editorial focus on the newspapers' readers. This turnaround operation continued to significantly boost profit growth in 2005. Advertising revenues increased by 10 %, compared with an increase of 9 % on the total market for paid newspapers (as of November 2005). There was a rise in advertising volume for text and classified advertisements. The improvement in advertising revenues for Berlingske Tidende was largely ascribable to the job market. The circulation of Berlingske's newspapers declined. The decline was on a par with the total market on Sundays and marginally less than the total market on weekdays.

The good growth of Berlingske's free newspapers continued in 2005, with Urban in particular delivering high growth rates. Berlingske's other free newspapers are still developing positively, although competition intensified in 2005. The media houses, including Jydske Vestkysten and De Bergske Blade, which serve newspapers, radio and the Internet, continued to develop, with stronger focus on digital media. Jydske Vestkysten has completed a successful transition from broadsheet to tabloid format. Berlingske is intensifying its activities on the digital classified markets are intensified, and growth rates are still high.

NEWSPAPERS NORWAY

Operating revenues showed underlying[1] growth of 5 %, while profit declined slightly in comparison with 2004. The year's performance reflected the rise in advertising revenues and, conversely, the rise in costs in connection with the stronger focus on product development and new initiatives. The advertising volume for Orkla Media's Norwegian newspapers increased by 7 %. Circulation for Orkla Media's newspapers in Norway, was down slightly but improved compared with the total market.

The launch of local neighbourhood newspapers in Oslo was intensified throughout the year and since January 2006 neighbourhood newspapers are distributed to all households in Oslo once a week. Mediasite has been established and further developed as a sales organisation targeting the central advertising market and is one of the two largest collaborative advertising systems in the country, with almost 1.5 million readers. Construction of a new printing plant in Ålesund to cover North-Western Norway is under way and will be completed in May 2006. The distribution business has been further developed by introducing electronic books for

[1] Excluding acquisitions, divestments and currency translation effects

delivery staff and increasing the portfolio through Mediapost.

Improvement projects have been initiated to rationalise advertising production, customer services and editorial production for the local media houses.

NEWSPAPERS CENTRAL AND EASTERN EUROPE

Operating revenues showed underlying[1] growth of 3 %, mainly due to the rise in advertising revenues, and operating profit grew accordingly.

There is still strong focus on product development, such as new product packages in connection with advertising sales and the development of joint supplements, sections and magazines/feature pages. More competition is anticipated from new launches on the Polish newspaper market, which will entail intensified marketing activities and product development. Circulation growth was still negative, but better than for the total market.

MAGAZINES

Underlying[1] operating revenues were up 2 %, while profit was on a par with 2004. Competition on the magazine market increased significantly in 2005 and several new titles were launched. Hjemmet Mortensen strengthened its market position in the course of the year and generated new growth with the launch of the women's magazine Kamille and the acquisition of Ditt Bryllup (Your Wedding) and Bo Bygg og Bolig (Living, Buildings and Homes). The latter titles represent an interesting new type of niche product which is a combination of magazine and catalogue.

HM Interaktiv was established as a new business area for Internet activities following the acquisition of three established Internet companies. The combination of these companies with Internet activities related to established magazines and the Doktor Online health service will provide a platform for an important new business area.

In order to facilitate innovation, product development and growth, the publishing units were reorganised in autumn 2005. The media business in Norway is now divided into five business areas: Family Magazines, News Magazines, Magazines, HM Specialised Media and HM Interaktiv.

DIRECT MARKETING

The underlying[1] decline in operating revenues was 6 % and profit fell in comparison with the previous year. The negative trend was due to lower revenues and ongoing restructuring in Sweden. In 2005 the Swedish organisation centralised its sales, production and IT operations and amalgamated its operational units into a single company. The Norwegian business achieved good sales growth but reoriented its activities towards products with a lower contribution margins. Efforts to create a common profile on the Scandinavian market and increase the focus on sales of advisory services will continue in 2006.

OPERATING REVENUES*

NOK million	2005	2004
Berlingske	3,865	3,790
Newspapers Norway	2,440	2,263
Newspapers Central and Eastern Europe	1,234	1,091
Magazines	661	636
Direct Marketing	464	508

* Including internal sales between segments

BREAKDOWN OF OPERATING REVENUES


Berlingske
Newspapers Norway
Newspapers Central and Eastern Europe
Magazines
100
80
60
40
20
%
22
45
33
25
48
27
13
42
45
8
26
66
Circulation revenues
Advertising revenues
Other revenues

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


6
5
4
3
2
1
%
3.9
2.1
3.3
4.5
4.9
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP

Measuring levels in the electrolytic furnace at Elkem Aluminium Mosjøen





MAIN EVENTS IN 2005

- High market prices and stable development for primary aluminium
- Good supply of resources and high prices for the energy business. Work begun on developing the Saudefaldene hydropower plant
- Restructuring of silicon operations through conversion of capacity and sale or closure of smelting plants
- Increased focus on solar energy. Good progress on own development project and increased ownership interest in the Renewable Energy Corporation (REC)

Elkem was consolidated from 1 January 2005. Figures for 2001-2004 are from Elkem's accounts.


OPERATING REVENUES*
12,000
10,000
8,000
6,000
4,000
2,000
NOK million
9,259
8,052
8,309
9,334
9,128
'01 '02 '03 '04 '05
OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*
1,500
1,200
900
600
300
NOK million
1,042
921
1,057
1,261
1,154
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP



FOCUS IN 2006

- Further investment in the solar energy industry
- Complete restructuring of the silicon business
- Ensure stable, improved operations at production units
- Continue development of the Saudefaldene hydropower plant and construction of an anode production facility in Mosjøen that is owned with Alcoa

KEY FIGURES

NOK million	2005	2004
Operating revenues	9,128	9,334
Operating profit*	1,154	1,261
Sales outside Norway	7,694	7,930
Operating margin*	12.6 %	13.5 %
Return on capital employed	10.3 %	na
Number of man-years	3,056	3,257

* Before amortisation and other revenues and expenses





ELKEM

Elkem has operations in the primary aluminium, energy, silicon metal, foundry products, microsilica, carbon, calcium carbide and solar energy industries. Its markets are largely major industrial countries and to a growing degree newly industrialised countries, while its production plants are located in Europe, North America, South America and Asia.

NET SALES BY MARKET



■ Norway	13 %
■ Other Nordic countries	5 %
□ Other European countries	52 %
□ Asia	8 %
America	20 %
□ Rest of the world	2 %

Net sales NOK 8,843 million

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


15
12
9
6
3
%
11.3
11.4
12.7
13.5
12.6
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP

RESULTS

Elkem's operating revenues totalled NOK 9,128 million in 2005, compared with NOK 9,334 million in 2004. The energy business reported strong growth in operating revenues due to a high level of hydropower production in Norway. In the aluminium business, operating revenues were largely at the same level as in 2004. Higher market prices for aluminium were offset by marginally lower sales volumes and the effects of the metal and currency hedging programme. The decline in operating revenues for the silicon-related units is due to poorer market conditions for silicon metal and ferrosilicon.

Operating profit before amortisation for 2005 amounted to NOK 1,154 million, down NOK 107 million from the year before. Both the energy business and primary aluminium achieved strong results in 2005. The energy business's performance improved as regards both hydropower production and trading, while the primary aluminium business benefited from high market prices and improved operations. The silicon-related units posted significantly lower profit in 2005. The markets for silicon metal and ferrosilicon weakened considerably during the year due to stronger competition from low-cost countries like China. At the same time, raw material prices, particularly for power and coal, were higher than in previous years, making it necessary to reduce capacity by closing down smelting furnaces. Focus on the production of high-purity silicon metal for the solar cell industry was further intensified in 2005.

PRIMARY ALUMINIUM

Through its 50 % interest in Elkem Aluminium ANS, Elkem is one of Europe's leading primary aluminium producers in high-margin niches. Production takes place at the plants in Mosjøen and at Lista.

The primary aluminium business achieved operating profit before amortisation of NOK 452 million, up from NOK 430 million in 2004. This improvement is largely due to strong market prices and improved operational efficiency.

The market for aluminium strengthened significantly in the course of the year. The average price for aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 1,900 (USD 1,721 in 2004). Volumes delivered to customers totalled 317,000 tonnes, which is a reduction of 2,000 tonnes compared with the previous year. This decline is ascribable to more difficult conditions on the aluminium profiles market.

The price of aluminium varies considerably over time. To increase the predictability of future cash flows, Elkem Aluminium hedges the prices of both the USD and metal for future delivery. As of 31 December 2005, 215,000 tonnes of metal were sold forward at an average price of USD 1,635 per tonne. Losses realised on metal hedges in 2005 amounted to NOK 146 million (NOK 142 million in 2004). Unrealised losses at the end of the year amounted to NOK 641 million (NOK 272 million in 2004), spread over the period 2006-2009. Gains realised on USD hedges in 2005 totalled NOK 170 million (NOK 190 million in 2004). At year-end the unrealised gain on currency hedges was NOK 17 million.

At the start of 2005, work began on expansion of an anode production facility in Mosjøen, Norway. Total investments in this facility will amount to around NOK 2.2 billion. The plant will meet the need for anodes at Elkem Aluminium Mosjøen and Alcoa's new aluminium plants in Iceland. Elkem Aluminium will provide 36 % of the investment, which is equivalent to its share of planned production.

ENERGY

The energy business consists of hydropower production and power trading. Elkem's Norwegian hydropower plants are located in Salten, Bremanger and Sauda. Elkem also owns a 50 % interest in Industrikraft Midt-Norge. Its energy operations also include power plants in West Virginia, USA. An option agreement has been entered into for the sale of the plants in the first half of 2006.

The energy business reported operating profit before amortisation of NOK 571 million in 2005, which is a rise of NOK 171 million. Power production was substantially higher than normal due to high inflow in western and northern Norway. The company produced a total of 3,324 GWh of

power in Norway, up 597 GWh from 2004. Annual production at the run-of-the-river plant and coal-fired power plant in West Virginia, USA, totalled 656 GWh (794 GWh in 2004). The price of power on the Norwegian spot market averaged 23.5 øre/KWh, compared with 24.2 øre/KWh in 2004.

Work commenced on upgrading the Saudefaldene hydropower plant in the first half of 2005. Elkem originally applied for a licence to produce approximately 1,050 GWh of new power, but the project was scaled back to around 490 GWh of new power during the processing of the licensing application. Work on the project has progressed well during the year and construction is expected to be completed in 2008.

SILICON-RELATED

The silicon-related business comprises silicon metal products, foundry products, microsilica, carbon, calcium carbide and solar-grade silicon.

Elkem is one of the world's largest producers of silicon metal used for applications in the chemical, aluminium and electronics industries. At year-end the company's production base consisted of five smelting plants in Norway. Elkem's foundry products comprise specialised products for the foundry industry and standard ferrosilicon for the steel industry. Production of carbon products takes place in Kristiansand, Norway, and at two plants in Brazil, a plant in China and a plant in North America. Elkem Materials sells microsilica products based on raw materials from Elkem's silicon metal and ferrosilicon plants and on raw materials purchased from smelting plants in every region of the world. Elkem Solar also reports under the silicon-related business area. Elkem's stake in REC is consolidated as an associate. This reporting area also covers Elkem's central technology function, R&D activities and logistics.

The silicon-related units reported operating profit before amortisation of NOK 131 million, compared with NOK 431 million in 2004.

Several structural measures were implemented in 2005 to improve Elkem's profitability and strategic position in the silicon metal industry. At Elkem Thamshavn in Sør-Trøndelag, Norway, investments were made in the first half of 2005 to convert a large smelting furnace to silicon metal. This is now the largest silicon metal furnace in the world. In December, the plant in Alloy, West Virginia, was sold to Globe Metallurgical. At the same time an option agreement was entered into for the sale of the associated hydropower plant to the D.E. Shaw investment fund. In the fourth quarter of 2005 a decision was also made to wind up the Elkem Fiskaa silicon metal plant in Kristiansand. It has also been decided to wind up the Elkem Meraker silicon metal plant in Nord-Trøndelag County, Norway. The winding-up processes have begun and will be completed in the first half of 2006. Restructuring provisions of NOK 75 million were made in the fourth quarter in relation to these processes.

Market conditions for silicon metal were extremely difficult in 2005. Sales prices for silicon metal declined significantly during the year, while raw material prices were poorer than in previous years. Smelting furnaces were closed in Norway in order to reduce the company's exposure. The market price of ferrosilicon used in foundry products declined substantially in 2005. The smelting plant in Iceland also had operational problems. The microsilica business performed well in 2005, mainly due to increased volumes and a larger percentage of special products. Results for the carbon business were stable in 2005, while the calcium carbide business improved strongly as a result of the restructuring measures that have been implemented.

A great deal of work was done in 2005 on Elkem's project to manufacture high-purity silicon metal for the solar cell industry. A total of NOK 144 million was invested, of which NOK 59 million was capitalised during the year.

PRODUCTS AND APPLICATIONS

Primary aluminium
Rolling ingots for the packaging and transport industries, extrusion billets for the construction and transport industries and foundry billets for foundries that cast components for the automotive industry.

Energy
Major consumer and producer of power in Norway and one of the main players on the Nordic power market.

Silicon-related
Silicon: Production of metals used by the chemical industry to produce silicones, by the electronics industry as a basis for the manufacture of semiconductors, and by the aluminium industry as an alloying meta.
Foundry products: Production of special alloys for the foundry sector. The main customer groups are the automotive industry, pipe manufacturers and other mechanical industries.
Microsilica: Used as an additive in concrete, structural and refractory materials for drilling in the petroleum industry and for tunnel sealing.
Carbon: Production of electrically calcinated anthracite and Søderberg electrode paste for use in the metallurgical processing and other industries.
Calcium carbide: Used in the industrial gas, iron and steel industries.
Solar: A research project for the manufacture of high-purity silicon metal for the solar cell industry. REC is involved in the entire value chain for the production of solar cells.

OPERATING REVENUES*

NOK million	2005	2004
Energy	1,473	1,265
Primary aluminium	2,333	2,328
Silicon-related	6,469	6,814

* Including internal sales between segments

OPERATING REVENUES BY BUSINESS AREA



■ Energy	14 %
■ Primary aluminium	23 %
□ Silicon-related	63 %

Total operating revenues NOK 9,128 million

TOTAL INVESTMENTS*


1,400
1,200
1,000
800
600
400
200
NOK million
853
884
512
348
1,134
'01 '02 '03 '04 '05

* Replacement expenditures and expansion investments in own capacity

Long-distance ice skates are among the products made from Sapa aluminium profiles





MAIN EVENTS IN 2005

- Fragmented, but generally weak European market for extrusions
- US demand for extrusions continues to grow
- Pressure on margins for Profiles due to strong increases in raw material prices for aluminium and increased import competition in Western Europe
- Profit improvement for Building Systems despite continued difficulties in Portugal
- Continued growth for Heat Transfer, but lower volumes and profit due to increased competition in Europe and the USA
- Increased focus on improvement programmes

Sapa was consolidated from 1 January 2005. Figures for 2001-2004 are from Sapa's accounts.

OPERATING REVENUES*


18,000
15,000
12,000
9,000
6,000
3,000
SEK million
11,600
11,090
11,803
13,990
14,541
'01 '02 '03 '04 '05

OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


800
700
600
500
400
300
200
100
SEK million
440
547
704
696
591
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS

FOCUS IN 2006

- New and expanded improvement programmes
- Integration and development of Profiles in Slovakia
- Stronger focus on marketing to utilise expanded capacity in Profiles
- Stronger focus on price management due to metal-price trend
- Restructuring of the manufacturing process and start-up of vertical anodising for Profiles in Sweden
- Start-up of major new plant for Heat Transfer in China

KEY FIGURES

SEK million	2005	2004
Operating revenues	14,541	13,990
Operating profit*	591	696
Sales outside Norway	14,346	13,821
Operating margin*	4.1 %	5.0 %
Return on capital employed	6.4 %	na
Number of man-years	7,925	7,904

* Before amortisation and other revenues and expenses





SPECIALITY MATERIALS
SAPA
PAGES 74-77



SAPA

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat transfer strips in aluminium. Its business concept is based on close cooperation with customers, who are largely located in Europe, North America and Asia. Its largest customer segments are the construction, transport and engineering industries and the domestic and office sectors. Sapa's core businesses are Profiles, Building System and Heat Transfer.

OPERATING REVENUES BY MARKET



■ Nordic countries	19 %
■ Other European countries	64 %
□ Asia	4 %
□ America	13 %

Total operating revenues SEK 14,541 million

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*


8
6
4
2
%
3.8
4.9
6.0
5.0
4.1
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS

Profiles is the world's leading producer of extruded aluminium profiles and has production facilities in eleven European countries, the USA and China. Building System is one of the three largest European suppliers of construction systems based on aluminium profiles and has operations in some 20 European countries. Heat Transfer is one of the world's leading manufacturers of heat transfer strips for different types of heat exchangers for the automotive industry. Production takes place at plants in Sweden and China.

RESULTS

Delivered volumes in 2005 totalled 383,815 tonnes, down 1 % from the year before. Operating revenues increased 4 % to SEK 14,541 million. Currency effects from translation to SEK increased operating revenues by 2 %. The main reason for the growth in operating revenues was the upswing in aluminium prices, which rose by more than 10 % in 2005. In the last quarter, the average metal price was 30 % higher in SEK and 24 % higher in EUR. Operating profit before amortisation amounted to SEK 591 million, down SEK 105 million from 2004. Most of the negative difference is attributable to the decline in profit from Profiles.

In Orkla's consolidated financial statements, Sapa's operating revenues totalled NOK 12,517 million in 2005 and operating profit before amortisation amounted to NOK 496 million.

PROFILES

Profiles has extensive operations in aluminium profile processing, including surface treatment, hydroforming, friction-stir welding and CNC-processing. Aluminium profiles are used in design solutions in almost every sector. The construction and transport industries account for about 65 % of sales, while the engineering industry and household and office products account for about 10 % each. Profiles comprises three strategic business segments: Sapa Automotive, Sapa Mass Transportation and Sapa TeleCom. These segments coordinate the Group's resources to meet the requirements of customers in the automotive, rail, marine and telecom industries in an optimal manner.

Weak market conditions in Europe, particularly the UK, resulted in a 2 % volume decline for profiles. This was estimated to be in line with the decline for the market as a whole. During the year, energy-related costs rose sharply and, combined with steadily increasing aluminium prices, put pressure on margins. Consequently, profit for Profiles in Europe was considerably weaker than in 2004. The cost increases were countered by the improvement programmes being implemented in all European units.

In the USA, demand for aluminium profiles improved and the market is estimated to have grown about 3 % in 2005. Volumes for Profiles rose 4 % in the US but profit was slightly lower than in 2004, mainly due to increased pressure on margins.

During the year, Profiles UK decided to close the Holmewood plant, which will entail a workforce reduction of around 20 employees. In December, Profiles in Sweden decided to reorganise its manufacturing operations, resulting in a reduction of up to 50 employees. The closure of the plant in Etten Leur, Netherlands, will result in a reduction of 34 employees.

Eastern Europe is an important growth market for Sapa. In Poland, where Sapa has approximately 25 % of the profiles market, press capacity was doubled during the year through investment in a third press. The new press, which was put into operation at the beginning of 2006, will enable the plant to make larger profiles of up to 280 mm in diameter. This will expand the company's product range and enable it to reach new customer groups. Sapa has expanded eastwards through the acquisition of Alufinal, a profiles company in Slovakia. Located close to markets showing strong growth and near the large, established markets in Central Europe, Alufinal is a strategically important acquisition. With sales of approximately EUR 35 million and about 300 employees, Alufinal holds a strong position on the Slovakian and Czech markets. Sapa's focus on added value is further emphasised by its SEK 200 million investment in the construction of a vertical anodising plant in Vetlanda, Sweden, which will

be completed in the first half of 2006. The plant's automated production will ensure greater efficiency and improve the working environment.

BUILDING SYSTEM

Sapa's building systems are developed in close collaboration with architects and contractors, resulting in solutions that facilitate the construction process and ensure a high level of quality. The systems are used in both residential and commercial buildings. Today, the markets for building systems are largely local, since they are subject to local regulations and standards. Consequently, proximity is important. There is a tendency towards growing European regulation of construction projects, the European Union being one of the driving forces. In Building System, Sapa has a coordinated organisational structure that ensures optimal conditions for developing the necessary technical solutions, while exploiting synergies in purchasing, marketing, sales and IT.

Taking into account exchange rate fluctuations and the impact of high metal prices, sales for Building System remained virtually unchanged compared with 2004. The most successful markets were Scandinavia and France, while the British residential market sector, which is Sapa's main sales segment in the UK, remained on a par with 2004. The UK commercial market improved and substantial efforts were made to increase Sapa's market share. The Portuguese market for construction systems showed no signs of growth and stronger competition led to reduced margins. This situation was compounded by high metal prices. Although Sapa's business in Portugal continued to report a loss, it improved its results compared with 2004 due to the continued restructuring program. The strong trend for Building System in Sweden and France and the reduced loss in Portugal led to an improvement in operating profit in 2005, albeit not to a satisfactory level. Further improvement programmes have been launched.

HEAT TRANSFER

Heat Transfer produces heat transfer strips for various types of heat exchangers for the automotive industry such as radiators, oil coolers, charge-air coolers and air-conditioning plants.

Volumes for Heat Transfer dropped 1 % in 2005. The Swedish business, which serves the European and US markets, saw volumes decrease by 5 %, all during the second half of the year, when demand softened somewhat and competition intensified. Operations in China continued to show strong growth and volumes increased 22 %. Due to the marginally lower volumes and problems with production yield in Swedish operations, operating profit for Heat Transfer was lower than in 2004 but still satisfactory. In China, investments have been made in expansion in parallel with normal operations. When in place, from around mid-2006, this investment will double the annual capacity of the Chinese operations to 44, 000 tonnes.

OPERATING REVENUES*

SEK million	2005	2004
Profiles	9,657	9,287
Building System	2,940	2,842
Heat Transfer	2,446	2,383

* Including internal sales between segments

OPERATING REVENUES BY BUSINESS AREA



■ Profiles	64 %
■ Building System	20 %
☐ Heat Transfer	16 %

Total operating revenues SEK 14,541 million

TOTAL INVESTMENTS*


700
600
500
400
300
200
100
SEK million
517
303
352
512
576
'01 '02 '03 '04 '05

* Replacement expenditures and expansion investments in own capacity

The construction industry is an important market for many of Borregaard's products





BORREGAARD

MAIN EVENTS IN 2005

- High oil-related costs and unfavourable currency rates
- Challenging market conditions for cellulose
- Good profit growth in the fine chemicals and energy businesses
- Restructuring proceeding as planned
- New improvement programme established


OPERATING REVENUES*
8,000
6,000
4,000
2,000
NOK million
6,581
5,726
6,048
6,217
4,358
'01 '02 '03 '04 '05
OPERATING PROFIT BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*
700
600
500
400
300
200
100
NOK million
569
537
344
356
299
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP

FOCUS IN 2006

- Increase the proportion of speciality products in the cellulose business
- Strengthen innovation programmes to secure market positions and increase added value
- Implement improvement programmes to compensate for unfavourable currency rates and high oil prices
- Utilise existing positions as a platform for further growth

KEY FIGURES

NOK million	2005	2004	% change
Operating revenues	4,358	6,217	-29.9
Operating profit*	299	356	-16.0
Sales outside Norway	3,800	5,076	-25.1
Operating margin*	6.9 %	5.7 %	1.2 %-p
Return on capital employed	8.2 %	8.0 %	0.2 %-p
Number of man-years	1,794	2,117	-15.2

* Before amortisation and other revenues and expenses



SPECIALITY MATERIALS
BORREGAARD
PAGES 78-81

BORREGAARD

Borregaard is the world's leading company in the field of wood-based speciality chemicals, in addition to holding strong positions in the ingredients, fine chemicals and energy industries. The company has developed unique expertise over more than a century of operations and offers a range of increasingly specialised, added-value products. Borregaard is an international company and has production plants and sales offices in the main industrial markets.

NET SALES BY MARKET



■ Norway	10 %
■ Other Nordic countries	3 %
□ Other European countries	45 %
□ Asia	21 %
America	20 %
□ Rest of the world	1 %

Net sales NOK 4,204 million

OPERATING MARGIN BEFORE AMORTISATION AND OTHER REVENUES AND EXPENSES*



10
8
6
4
2
%
8.6
9.4
5.7
5.7
6.9
'01 '02 '03 '04 '05

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP

Borregaard's unique competence and long-term focus on wood-based chemicals has positioned the company as the world's largest player in the field of lignin-based binding and dispersing agents and a global leader in selected segments of the speciality cellulose market. The manufacture of vanillin, yeast products and bio-ethanol ensures high utilisation of raw materials and provides a platform for a broader product portfolio, including ingredients for food products. Borregaard also hold attractive positions on the electric power market and as a supplier of fine chemicals for the pharmaceutical industry. The company has production plants and sales offices in most of the important industrial markets in Europe, Asia, America and Africa.

As a result of the restructuring of much of the company's non-core business, Borregaard's operations are now more focused and better defined than before. The restructuring programme was largely completed in the course of 2005 and within the budgets allocated for this purpose.

To compensate for poorer operating parameters, a new improvement programme was established with effect from 1 January 2006 for all of Borregaard. The programme aims at an annual improvement of NOK 400 million by the end of 2007.

In June, a scrubber at Borregaard's plant in Sarpsborg, Norway, was identified as the source of the epidemic of Legionnaire's Disease in the region. The company deeply regrets that this has resulted in death or illness for many people. In cooperation with the authorities, an extensive monitoring and operating programme has been initiated to prevent similar situations in relevant facilities.

RESULTS

Borregaard's operating revenues for 2005 totalled NOK 4,358 million, which is equivalent to 2 % underlying[1] growth. Operating profit before amortisation amounted to NOK 299 million, compared with NOK 356 million in 2004. This decline is ascribable to weaker results from the cellulose and lignin businesses, while the energy, ingredients and fine chemicals businesses reported good growth. Difficult market conditions for cellulose, high oil-related costs and unfavourable currency factors (a stronger NOK and reduced effect of currency hedges) were partly offset by the good impact on profit of restructuring and improvement programmes.

Macro-economic factors continued to affect Borregaard's results negatively in 2005. In addition to weak, unstable markets for parts of the company's businesses, the USD continued to weaken during the year, putting pressure on profitability. The EUR also weakened against the NOK, but this had a somewhat lesser effect. The long-term currency hedges for the USD, which were entered into at favourable exchange rates in 2001-2002, had on the whole been terminated by the end of the year and made a far lower contribution to profit in 2005 than in previous years, particularly in the second half of the year. Furthermore, high oil-related costs (energy, freight and certain raw materials) reduced margins for key parts of the business.

Denofa's fat factory was closed down at the start of the year. The soya business has continued to operate under improved framework conditions and external majority shareholders. Borregaard's fine chemicals operations outside Norway have been restructured, entailing the sale of the factory in the USA and closure of the production plant in Madone, Italy. The fine chemicals plant in China was also sold in January 2006. In Sarpsborg, production at the sulphuric acid plant was wound up. The provisions made for the restructuring programme in 2004 are considered to be sufficient.

SPECIALITY CHEMICALS

Borregaard's speciality chemicals business is based on utilisation of the various components in timber as raw materials for highly processed products. The speciality chemicals business consists of Borregaard LignoTech and Borregaard ChemCell.

With production plants in eleven countries, Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents. In 2005 the business reported a 2 % decline in operating revenues compared with 2004. Profit was somewhat lower than in the year before, primarily due to higher oil-related costs (freight and energy), less favourable currency rates and a slightly weaker product mix. In terms of volume, sales rose 5 %, largely driven by the improved performance of products for the construc-

[1] Excluding acquisitions, divestments and currency translation effects

tion industry. Sales of animal feed binders remained stable, while speciality products reported a slight decrease. This is ascribable to a decline in the oil-drilling segment and structural changes in the dyestuff and kraft lignin segments, which led to the closure of the plant in Bäckhammar, Sweden. Lignin production in Vargön, Sweden, will be phased out in 2006 since operations have become unprofitable due to the loss of a local source of raw material. In 2006, Borregaard LignoTech will focus on maintaining volumes and improving profitability through price adjustments, more optimal utilisation of capacity, further rationalisation of operations and an improved product mix.

Borregaard ChemCell is the leading European supplier of speciality cellulose for chemical applications and a global leader in selected niche markets. This business area has production plants in Norway and Switzerland. Operating revenues for underlying[1] operations were 5 % lower than in 2004. The marked decline in profit in 2005 can primarily be ascribed to high oil-related costs, unfavourable currency rates and lower volumes and prices for textile cellulose in Asia. This market slump was partly a correction due to a substantial increase in capacity in Asia and partly a result of restrictions on textile imports from China. With regard to speciality cellulose, both volumes and prices have risen and new contracts will take effect in 2006. The ethanol business achieved profit on a par with 2004 results. The improvement programmes implemented in Norway and Switzerland contributed to lower costs and higher productivity.

INGREDIENTS AND PHARMACEUTICAL PRODUCTS

Borregaard's business in ingredients and pharmaceutical products consists of supplying advanced products that meet high standards of quality and hygiene. Total operating revenues for underlying[1] operations were 5 % higher than in 2004.

Since 1 January 2006, Borregaard has grouped its activities in the food ingredients and selected animal feed segments in a new business area, Borregaard Ingredients. This area has its own production plants in Norway and Switzerland and comprises aroma products (vanillin and ethyl vanillin), speciality oils (omega-3 products and fish oils) and the yeast business (yeast and yeast extract). The Ingredients area's overall performance improved to a certain degree compared with 2004, primarily in the aroma chemicals segment where sales were higher and prices better, while profitability in the yeast business remained weak.

Borregaard Synthesis is a leading supplier of fine chemicals for X-ray contrast media and other selected niche markets in the pharmaceutical industry. Operating profit was significantly higher than in previous years, mainly due to successful restructuring and improved market conditions. Increased volumes, higher prices and a better product mix more than offset rising raw material costs and a weaker USD. Intermediates for the pharmaceutical industry performed well in 2005 and new products are helping to ensure high capacity utilisation at the Norwegian plants in 2006. The diphenol business based at the Ravenna plant in Italy also improved.

ENERGY AND OTHER BUSINESSES

Borregaard Energy comprises the production and supply of power and trading on the Nordic power market. Production facilities are located in Sarpsborg, Moss and Kvinesdal. Power supplies are also ensured through long-term contracts. Operating revenues in 2005 increased by 13 % compared with 2004. In 2005 Borregaard Energy's own plants produced 501 GWh (normal yearly production 475 GWh) and had total power supplies of 1,457 GWh. Combined with good results from financial power trading, this led to improved profit. At the beginning of 2006, the energy business was strengthened by the purchase of the minority shareholding in Mossefossen, in which Borregaard already owned a 61 % stake. This acquisition ensures the company a new supply of power totalling 5 GWh.

Øraveien Industripark, in which the remaining operations (real estate rentals and development, etc.) have been grouped after the restructuring of the former company Denofa, produced positive results.

PRODUCTS AND APPLICATIONS

Speciality Chemicals
Lignin: Additives, such as flow-regulating agents, for use in concrete, textile dyestuffs, ceramics, crop protection chemicals, batteries and oil drilling. Binding agents for animal feed, briquetting and gravel roads.
Speciality cellulose: Speciality cellulose for products used in the construction and petroleum industries and in the manufacture of food products, tablets, cosmetics and personal hygiene products, paint, varnish and printing ink. Other cellulose qualities are used in textiles, plastics and paper.
Bioethanol: Bioethanol (produced by the fermentation of wood sugars) is used for technical applications in the pharmaceutical industry, paint and varnish, car care products, etc.

Ingredients and pharmaceutical products
Ingredients: Vanillin products, speciality oils and yeast products for use in food products, and selected animal feed products.
Pharmaceutical products: Intermediates for X-ray contrast media (diagnostic applications) and medicines.
Diphenols: Intermediates for aroma chemicals, agrochemicals, photo chemicals and pharmaceutical products and applications.

Energy and other businesses
Electric power: Power production and financial trading in electric power.
Business development: Industrial premises and rentals to businesses in Fredrikstad.

OPERATING REVENUES*

NOK million	2005	2004
ChemCell	1,511	1,598
LignoTech	1,425	1,461
Ingredients and pharmaceutical products	1,047	1,001
Energy	343	304

* Including internal sales between segments

OPERATING REVENUES BY BUSINESS AREA



Specialty chemicals 64 %
Ingredients and pharma 23 %
Energy 8 %
Other 5 %
Total operating revenues NOK 4,358 million

RETURN ON CAPITAL EMPLOYED*



15
12
9
6
3
%
13.9
13.2
7.2
8.0
8.2
'01 '02 '03 '04 '05

* See definition on page 50

TOTAL INVESTMENTS*



600
500
400
300
200
100
NOK million
347
518
443
302
333
'01 '02 '03 '04 '05

* Replacement expenditures and expansion investments in own capacity

Behind the success of Orkla Finans is a highly competent team





MAIN EVENTS IN 2005

- High value creation, with a 38.4 % return and a market value of the portfolio of NOK 16.1 billion
- Strong growth in the number of customers, operating revenues and profit for Orkla Finans
- Real Estate's development projects proceeding according to plan and the potential for real estate development has increased

ORDINARY PROFIT BEFORE TAX*



4,000
3,000
2,000
1,000
0
NOK million
-110
340
1,280
1,919
3,484
'01 '02 '03 '04 '05

NET ASSET VALUE[1]*



25,000
20,000
15,000
10,000
5,000
NOK million
12,558
10,240
13,636
16,702
21,609
17,042 2
'01 '02 '03 '04 '05

[1] Market value - debt
[2] Reduced by NOK 4,567 million in connection with the transfer of Elkem to the Industry division

* 2004-2005 in accordance with IFRS, while 2001-2003 are in accordance with Norwegian GAAP

FOCUS IN 2006

- Increased focus on the contribution of the investment portfolio to the industrial development of the Group
- Continue the profitable growth of Orkla Finans
- Realise further value and increase the number of projects in the Real Estate portfolio

KEY FIGURES

NOK million	2005	2004
Operating revenues	1,004	431
Operating profit*	306	44
Ordinary profit before taxes	3,484	1,919
Net asset value	17,042**	16,702
Percentage foreign investments	53 %	35 %
Unrealised gains	5,102	3,675

* Before amortisation and other revenues and expenses
** Reduced by NOK 4,567 million in connection with the transfer of Elkem to the Industry division



FINANCIAL INVESTMENTS PAGES 82-85

FINANCIAL INVESTMENTS

Financial Investments manages Orkla's share portfolio, which is one of the largest portfolios in Norway. Besides the securities portfolio, the division consists of the Orkla Finans Group, which is engaged in investment management, insurance broking, financial advisory services and pension counselling, Real Estate, which develops property, and Borregaard Skoger, which manages Orkla's forest properties.

THE PORTFOLIO

Results

The return on the investment portfolio was 38.4 %. Ordinary profit before tax from the portfolio was NOK 3,131 million, compared with NOK 1,649 million in 2004. Of this, realised portfolio gains amounted to NOK 2,186 million while dividends received totalled NOK 994 million. Unrealised gains increased by NOK 1,427 million to NOK 5,102 million. The actual profit on the portfolio, measured as the change in net asset value, was NOK 4,908 million. As of 31 December 2005 the net asset value was NOK 17,042 million.

Net sales of shares totalled NOK 309 million in 2005. With dividends received, this means that cash flow from the portfolio was NOK 1,303 million.

In connection with Orkla's takeover of 100 % of the shares in Elkem, the portfolio's 39.8 % stake in Elkem was transferred to the Industry division. The transferred amount was NOK 4,634 million, NOK 2,010 million more than the cost price.

At year-end, 47 % of the portfolio was invested in Norwegian securities, compared with 65 % in 2004.

Market situation

The global markets in 2005 were characterised by economic growth, high commodity prices and a solid increase in company earnings. However, with the exception of the key interest rate in the USA, interest rates remained relatively low. There was therefore a strong rise on global stock markets in 2005 (the FTSE World Local Currency Index dividend-adjusted rose 17.2 %). The stock markets in Europe and the emerging markets rose significantly more strongly than in the USA (the S&P 500 dividend-adjusted was up 4.9 %). In Europe, the Nordic stock exchanges were especially strong (the MSCI Nordic Local Currency Index rose 36.3 %), driven by high raw material prices, good export markets and continuing low interest rates. Rising oil prices and higher rates in the oil services industry contributed to the strong rise on the Oslo Stock Exchange (OSEBX rose 40.5 %).

INVESTMENT STRATEGY

The main strategy is to identify and invest in individual companies that create value. The portfolio must take clear positions and will therefore be skewed in comparison with a market portfolio. In addition to creating substantial value, the investment portfolio has played an important role in the Group's industrial development by providing financial freedom of action and industrial options. The investment in Elkem is an example of this strategy.

Efforts will be made to pursue an active investment strategy, focusing on larger shareholdings combined with a more targeted approach to investments in unlisted companies.

ORKLA FINANS

The Orkla Finans Group achieved strong growth in the number of customers, operating revenues and profit. At year-end the company had offices in Oslo, Bergen, Stavanger and Trondheim and a total of 110 employees. There was strong demand for the company's investment products, especially in the field of alternative investments. Structured products amounted to NOK 3.0 billion, while NOK 1.7 billion was invested in real estate projects. Assets under management in unit trusts and hedge funds increased by NOK 1.0 billion to a total of NOK 3.2 billion. The return on the company's unit trusts in the Nordic region and Norway amounted to 34.5 % and 45.5 % respectively, well above the respective reference indices, where the return was 30.2 % (Enskilda Nordic Index) and 39.8 % (OSEFX). Orkla Finans was named the best supplier in Norway in the field of structured products in the annual survey by Euromoney magazine. The hedge fund Nordic Alpha, which Orkla Finans established in 2003, has been a success. In the same Euromoney survey, Orkla Finans came in second place for hedge funds.

In 2006 the company will intensify its focus on alternative investments and also plans to increase its activities targeting private and institutional investors throughout the country. The insurance broking business grew significantly in terms of the number of contracts and customers. The company was cho-

GROWTH OF NOK 1 (31.12.1982–31.12.2005)


50
40
30
20
10
NOK
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04'05
Orkla's portfolio
Oslo Stock Exchange
Money market

MARKET VALUE AND NET ASSET VALUE 1982–2005


Equity of NOK 4,567 million transferred to Orkla ASA relating to the transfer of Elkem to the Industry division
25,000
20,000
15,000
10,000
5,000
NOK million
'82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04'05
Market value
Net asset value

sen as adviser for several large companies that wish to change their pension arrangements, and anticipates a strong demand for contribution-based pension schemes in the months and years ahead.

Operating revenues totalled NOK 329 million, an impressive 83 % higher than in 2004.

REAL ESTATE

Orkla's real estate company focuses on property development and is involved to only a limited extent in the management of developed property. The most important development projects are the Ringnes Park, Idun and Fornebu projects, which, measured in terms of Orkla's stake, have a development potential of approximately 130,000 m^2.

Operating revenues increased from NOK 88 million to NOK 487 million as a result of current revenues from property development and, to a lesser extent, rental income and pure gains on sales.

BORREGAARD SKOGER

Borregaard Skoger manages Orkla's forest properties. The total area is 108,000 hectares, of which 78,000 hectares is productive forest. The main activities of the company are related to the management of forests, real estate and uncultivated land. The volume of timber harvested in 2005 was just under 100,000 m^3, marginally lower than the previous year. Operating revenues amounted to NOK 189 million, compared with NOK 165 million in 2004. The accounting gain on the value of forest properties in 2005 was NOK 26 million. Adjusted for the sale of forest properties and change in fair value of forest in 2004, this is on par with the previous year.

LARGEST TRANSACTIONS 2005

Net sales	Net purchases
DnB NOR	Hennes & Mauritz
Telenor	Sampo
Storebrand	Nordea Bank
Carema	Fast Search & Transfer
SCA B	Tomra
Nokia A	Transocean Inc.
Dyno Nobel Holding	Schibsted
Norsk Hydro	Opticom
Capio	Nokian Renkaat
	Ericsson B

ORDINARY PROFIT BEFORE TAX

NOK million	2005	2004
Portfolio	3,131	1,649
Orkla Finans	97	28
Real Estate	219	228
Borregaard Skoger	37	14

MAIN SHAREHOLDINGS 31.12.2005

Security	Share of portfolio	Ownership	Market value (NOK million)
Storebrand	7 %	7.6 %	1,145
DnB NOR	4 %	0.8 %	720
Hennes & Mauritz	4 %	0.4 %	657
Steen & Strøm	4 %	11.3 %	648
Rieber & Søn A	4 %	14.3 %	565
Norsk Hydro	3 %	0.3 %	556
Capio	3 %	5.1 %	511
Vimpelcom ADR	3 %	0.7 %	440
Industri Kapital 2000[1]	3 %	3.6 %	425
Fast Search & Transfer	3 %	5.8 %	408
Total	**38 %**		**6,075**

[1] Not listed

PORTFOLIO STRUCTURE
31.12.2005



■ Norwegian listed shares	43 %
■ Foreign listed shares	43 %
□ Norwegian unlisted shares	4 %
□ Foreign unlisted shares	10 %

Market value NOK 16,149 million

ORKLA'S STRATEGY FOR VALUE CREATION

2005 has been a year of change for Orkla. In the past year, as a result of acquisitions, Orkla has grown strongly and has significantly changed the composition of its business portfolio. This development is in many ways in line with Orkla's historical development and does not entail any fundamental change in the Group's strategic focus.

STRUCTURAL DEVELOPMENT

In the early 1980s, towards the end of 333 years of continuous mining operations, Orkla began its transition from mining to industrial activities. Its current structure and main strategic direction were determined by the merger with Borregaard in 1986. Since then, Orkla has had a dual structure, divided between the Industry division, which covers Branded Consumer Goods and Chemicals/Speciality Materials, and the Financial Investments division. Within this framework, the Group has grown through a combination of organic development and improvement combined with major structural moves.

The figure below illustrates this by showing the development of operating revenues and operating profit since 1982. As illustrated in the figure, Orkla's growth has been strong and profitable.

DEVELOPMENT OF OPERATING REVENUES
INDUSTRY DIVISION



NOK billion
6.9
16.7
25.7
33.4
45.0
31.7
54.3
Break-down of sales %
Elkem
Sapa
Borregaard
Media
Beverages
Brands
Foods
'86
'92
'96
'00
'03
'04
'05
Speciality Materials
Branded Consumer Goods

Orkla's structure has provided, and still provides, a broad frontier of opportunity for both structural changes in and the organic growth of existing operations. Capital is allocated pragmatically to the projects with the best growth potential, regardless of where in the Group's core areas they occur. In the 1980s and 1990s the opportunities for profitable, acquisition-based growth were greater in the Branded Consumer Goods area than in Speciality Materials. Consequently, Branded Consumer Goods' share of Orkla's total turnover grew strongly. The great opportunities for value creation provided by the sale of Orkla's interest in Carlsberg Breweries in 2004 and the acquisition of Elkem and Sapa in 2005 have changed this picture in a short period of time. As in 1986, Speciality Materials and Branded Consumer Goods now account for almost equal proportions of Orkla's sales.

Also in the future Orkla will continue to exploit the frontier of opportunity provided by the Group's structure and market positions to allocate capital

DEVELOPMENT OF OPERATING REVENUES AND OPERATING PROFIT



Establishment of Carlsberg Breweries
Acquisition of Elkem and Sapa
Acquisition of Berlingske
Sale of share in Carlsberg Breweries
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba Seafood, Procordia Food, and establishment of Pripps Ringnes with Volvo
Merger with Nora Industrier
Merger with Borregaard
NOK billion
NOK billion
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
'05
Operating profit before amortisation and other revenues and expenses Industry division (left axis)
Operating revenues Industry division (right axis)

and management capacity pragmatically and commercially to those parts of the organisation that are considered to offer the best opportunities.

Acquisitions made in 2005 show in practice how this scope of possibilities contributes to development. For a fairly long time, Orkla has had a major shareholding in Elkem and has held the position of Chairman of the Board. During this time, Elkem's operations have improved significantly, while the company has pursued a clear strategy of specialisation. When an opportunity arose to take over control of Elkem and at the same time create substantial value by combining the management capacity, operational strength and financial resources of Elkem and Orkla, this was a natural step in Orkla's history of ownership in the company.

Most of Orkla's acquisitions take place in familiar sectors, partly in existing markets (such as the acquisition of the Martin Nordby bakery chain in Norway) and partly in new markets (such as the acquisition of the confectionery companies Panda and SladCo). In such cases there will be competence synergies in the fields of purchasing, production, product development, sales and marketing. Depending on the geographical overlap, there will also be cost synergies, which often will affect other categories as well. Orkla will also undertake acquisitions that create new categories or expand existing ones in order to position itself in relation to changes in customer preferences. The acquisition of Collett Pharma is an example of a strong increase in the breadth of the Group's exposure in the field of dietary supplements and health-related products.

Orkla has substantial financial strength for further structural growth. The figure below shows the value of Orkla's investment portfolio, net liabilities and operating profit before interest, taxes, depreciation and amortisation (EBITDA). By deducting the value

FINANCIAL STRENGTH – FIGURES AS OF 31 DECEMBER 2005



20
15
10
5
NOK billion
15.4
16.1
7.0
Net interest-bearing debt
Market value of investment portfolio
EBITDA

of the portfolio from net interest-bearing debt it is possible to gain an indication of normal borrowing capacity. The company's financial strength is therefore equivalent to its normal borrowing capacity in relation to EBITDA (roughly 3x EBITDA).

STRATEGIC THINKING

Orkla's strategic focus is based on the Group's primary goal of long-term value creation. Orkla wishes to create more value than its competitors. This is a very demanding challenge.

Orkla believes that the winning strategy over time is to adopt a proactive approach to the fact that the competitive picture and the frontier of opportunity are constantly changing. The Group's development is affected by many trends and patterns of change. It is critical for Orkla to understand and recognise them. Examples of such trends are consumers' increasing focus on health and nutrition, the growing use of private labels on the Nordic retail market and a more professional market for the acquisition and sale of companies. The ability to adapt on the basis of an understanding of trends and market developments is a minimum requirement. If Orkla is to achieve above-average value creation, it must anticipate market changes in terms of its knowledge of the markets, its understanding of consumers, its product development, marketing, sales, cost-efficiency, and other factors.

VALUE CREATION IN THE INDUSTRY DIVISION

There are several approaches to value creation in the business areas in which Orkla operates. Orkla's experience, historical positions and geographical centre of gravity indicate that, if it is to succeed, Orkla must create long-term competitive advantages other than cost advantages alone. In the Industry division, they will comprise at least three elements:

- **A competent and performance-oriented organisation and a sound corporate culture in which learning and empowerment are key features.** Individual products can usually be copied and market positions are constantly challenged. However, it is very difficult to copy an organisation that continuously delivers successful innovations and operational improvements throughout its business system. Orkla therefore focuses constantly on maintaining and strengthening its organisation and its competence.
- **Specialised and differentiated products.** Orkla must give its products more added value than is supplied by its competitors. The sum of functional, processual and emotional advantages with which its products are imbued must be better than those of its competitors when the price of the product is taken into account. The values that are added must justify the additional costs that a specialisation strategy entails.
- **Strong market positions.** The combination of a sufficient number of specialised products and positions

provides a basis for building and maintaining strong market positions over time. Strong market positions bring economies of scale and possibilities for investment so that the value of the products increases even further. Long and wide-ranging experience indicates that leading market positions (i.e. number one or number two positions) create the most value. Some products may be very good, but if they cannot be launched from or built up to a strong position they will seldom be profitable over time. History is full of examples of presumably better products that do not manage to build a market position.

In order to be a moving target for our competitors, effort is made throughout the Group to achieve:
- Higher sales
- Reductions in costs and tied-up capital
- Organisational development that supports and ensures continuity of work on the first two groups of measures

Orkla must be a dynamic industrial owner of its subsidaries. This role will be fulfilled by:
- Building key competencies and supporting Orkla companies by disseminating "best practices"
- Promoting the development of culture and competence at all levels
- Ensuring direct and close interaction between the Group and the business areas within a framework of decentralised responsibility and clear leadership
- Setting challenging targets for development and improvement in cooperation with Orkla companies, having clear requirements for focus and implementation, and applying sound, targeted control and incentive systems
- Ensuring adequate financial capacity

To enable Orkla to fulfil the role described above, a highly direct line of contact has been established between Orkla ASA and the Group's business areas.

SUPPORTING OPERATIONAL IMPROVEMENTS IN GROUP COMPANIES

In its efforts to strengthen the organisation, Orkla focuses on three mutually reinforcing areas. The Group's work in the fields of management development, culture and human resource development has high priority and is one of the most important leadership tasks at all levels.


Leadership
Culture
Competence

It has become increasingly important to support Group companies by developing and sharing best practices. Individual companies continuously develop knowledge and experience. Orkla has a history of codifying and sharing such experience, primarily by establishing normative tools and arranging courses. Examples are the Orkla Brand Academy and the Orkla Production Academy, which play a crucial role in disseminating knowledge of "best practices" in their respective areas.

It is appropriate to think of industrial competence along two dimensions: facilitating and functional.


Facilitating skills
• Strategy, mergers and acquisitions
• Corporate governance
• Performance culture
• Financial competence/capacity


Functional skills
• Marketing and innovation
• Sales
• Lean production/logistics
• Procurement
• Technology

Specialised expertise in the field of acquisitions and transactions has long been located in Orkla ASA. This is because individual companies in the Group normally have too uneven and too little exposure to acquisitions to maintain a high level of expertise internally.

As a result of the realisation that it is important to strengthen facilitating and functional skills in Orkla companies, several specialist groups have

AVERAGE ANNUAL RETURN ON THE FINANCIAL INVESTMENTS DIVISION'S PORTFOLIO


32
24
16
8
%
12.7
13.4
29.8
Last 20 years
Last 10 years
Last 3 years

now been incorporated into the parent company. These groups, which cover marketing/innovation for the consumer market, production/logistics and procurement, will work throughout Orkla ASA, supporting improvement efforts, helping to transfer best practices, and acting as a training and recruitment channel for talented young staff.

THE FINANCIAL INVESTMENTS DIVISION - SUPPLEMENTING AND SUPPORTING THE INDUSTRY DIVISION

The Financial Investments division has created substantial value for Orkla and has always played an active role in the industrial development of the Group. The Financial Investments division has also contributed financial flexibility and strength to the Group, partly by generating substantial value and partly by providing a liquid reserve that can rapidly be made available for major industrial projects.

The Financial Investments division will be an important contributor to Orkla's future value creation. At the same time, to a somewhat greater extent than before, Orkla will use the Financial Investments division to actively contribute to the Group's industrial development without reducing the return of the portfolio. The division will further exploit the opportunities afforded by its proximity to Orkla's industrial activities:

- Investments will help to provide options for industrial development. The proportion of large shareholdings in non-related activities will therefore be reduced.
- The investment approach will continue to be based on stock-picking and a general long-term approach, but will also be rather more active and opportunity-oriented in certain cases than it has been up to now. In particular, it will concentrate more actively on unlisted securities.
- There will be stronger focus on large ownership interests.
- The ability to take risks will be better utilised. As part of a cash-generating industrial group, it is to a greater extent possible to invest ever after a long period of market decline.

STRATEGIC DIRECTION FOR THE INDUSTRY DIVISION IN THE SHORT AND MEDIUM TERM

Orkla companies operate in different competitive climates and achieve varying growth in their respective markets. The overall strategy therefore defines different strategic priorities for the various companies.

In the case of Orkla Foods and Orkla Brands, Orkla has strong and developable positions. The challenge for these companies is to continue to grow profitably through innovation and acquisitions in new and existing categories. The geographical focus of expansion is the Nordic region, Central and Eastern Europe and the CIS countries (the former Soviet republics).

Orkla Media has very strong national positions in the field of printed media. The next strategic steps will be determined on the basis of the development process that is currently being carried out.

For Elkem, hydropower and solar energy are candidates for further growth and investment. Due to its ownership structure, the aluminium business has limited opportunities for growth, but its earning performance is good. In the future, aluminium will therefore primarily contribute with high and stable cash flow. The silicon-related business is subject to strong competitive pressure and will be consolidated and restructured to improve its cost position.

In the past, Sapa has generated good earnings compared with its main competitors, but its profit has been too low in recent years. For this reason, the focus for Sapa's operations in the field of profiles and building systems will be on operational improvements. The heat transfer business is experiencing growing demand and is a prioritised growth area.

The profitability of Borregaard's industrial activities is limited due to an unfavourable currency situation and high oil-related costs. Priority will therefore be given to regaining an acceptable level of profitability, while opportunities for structural development will also be considered.

CONCLUDING REMARKS

Orkla's broad frontier of opportunity will provide openings of which the full scope is not apparent today. This means that in future the Group will continue to make structural and organic moves that will change the size and composition of its business portfolio. Orkla has surprised people before and will surprise people again.

Orkla's structure and main strategic direction have largely remained unchanged since 1986 but the Group has been actively developed. Over time, this has resulted in a very good return for shareholders. In recognition of the fact that the competitive situation is becoming increasingly demanding, Orkla is working purposefully to strengthen its competitive advantages. The Group is in a strong position and has demonstrated its ability to create value. Orkla has therefore never had greater opportunities than it does today. Orkla will exploit these opportunities in order to be able to continue to realise its goal of long-term value creation in the future.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

Orkla's primary goal is long-term value-creation for its shareholders, employees, other stakeholders and the communities in which the Group operates. All stakeholders should be able to have confidence in the Group, its products and the way it conducts its business. Orkla pursues business opportunities while respecting human and labour rights and continuously taking the social impact of its business operations into consideration.

CSR WITHIN AN ORKLA CONTEXT

- The document "Goals and Values" describes the basic attitudes and thinking upon which the entire Group and its business and operations are based
- The CSR Principles together with the Principles of Corporate Governance and the Code of Conduct describe the overall responsibilities to which the Group, the management and Orkla employees are committed.
- In addition Orkla has steering documents for specific matters.

The basic principles for CSR in Orkla are described below. For the Group's CSR reporting reference in made to www.orkla.com.

BASIC CSR PRINCIPLES

- Orkla is committed to running its business operations in conformity with the principles of the UN Global Compact, which is based on the Universal Declaration of Human Rights and the ILO Convention.
- Orkla's main contribution to society is to grow profitable and value-creating businesses. This creates jobs and generates tax revenues, locally and nationally, to the benefit of employees, shareholders and society at large.
- Orkla wishes to engage in sustainable business and investment practices which contribute to long-term economic, environmental and social development in all the companies in the Group.
- Orkla will not discriminate on the basis of gender, religion, national or ethnic origin, cultural background, social group, disability, sexual orientation, marital status, age or political opinion.
- As the Group strives to follow and promote Orkla's "Goals and Values" and other standards and principles, it recognises the intrinsic value of the various cultures in which it operates and will show respect for these cultures in its business practices. The Group believes that this will also enhance business success and when necessary is prepared to provide appropriate training in cross-cultural understanding. Recognition of local culture does not mean acceptance of any violation of basic human and democratic rights or business standards.
- Orkla will maintain a principle of openness and be honest and responsive when dealing with interested parties outside Orkla as well as society at large. This general policy of openness and transparency must not prevent the appropriate protection of information that may be of value to Orkla's business interests.
- Orkla's products and services must always be reliable with respect to their quality, origin and impact on personal health and the environment.
- Orkla will ensure that shareholders can have confidence in the company by means of good corporate governance emphasising openness, transparency, accountability, equal treatment and long-term perspectives. The very foundation of good corporate governance is a sound corporate culture underpinned by adequate operational control systems.
- To ensure that its activities are properly adapted to meet local conditions and generate positive benefits for both the Group and the community, Orkla will be open, honest and responsive when communicating and dealing with stakeholders.
- Orkla will maintain high standards of integrity. This means that the Group will be honest and fair in all its business dealings and neither permit nor tolerate any form of corruption. Orkla will promote the principle of free competition.
- Orkla will be sensitive to changes in society's general expectations of acceptable business behaviour and evaluate and adjust its own practices when necessary.

ROLES AND RESPONSIBILITIES

- To ensure that Orkla's business practices are in accordance with these basic principles, each business unit is responsible for considering and evaluating the social impact of its own business. If appropriate, operational guidelines for CSR will be developed in accordance with the specific challenges and characteristics of each business unit. Each business unit is responsible for developing and maintaining adequate organisational capabilities to ensure compliance with these corporate principles.
- Line managers are responsible for CSR implementation and for communicating the basic principles in this directive to all employees in their organisation.

- Each Orkla employee and board member is responsible for abiding by the fundamental principles set out in this directive and the Code of Conduct.

FROM PRINCIPLES TO PRACTICE

- Each business unit must evaluate the need for routines to identify potential conflicts of interest with respect to particularly sensitive functions, transactions or areas of responsibility.
- When they have considered and evaluated the long-term economic, environmental and social impact of their business, business units must carry out necessary improvements. When Orkla undertakes significant changes to its operations, the unit in charge must make an assessment of the impact the changes will have on the environment, relevant stakeholder interests and on society in general. This will help to ensure good management of potential long-term social consequences.
- To ensure implementation of this document by its employees Orkla will systematically build competence through introductory and training programmes.
- Orkla's CSR principles will also be promoted vis-à-vis partly-owned companies and in other business relationships. To secure supplier standards, adequate procedures will be developed for monitoring, evaluating and/or selecting suppliers that conform to Orkla's principles for social responsibility.

SPONSORSHIP AGREEMENTS

Orkla has entered into a couple of major sponsorship agreements, the aim of which is in some way related to the Group's activities. The objective is multifaceted:

- Support humanitarian causes in countries in which Orkla operates.
- Create pride and identification with these causes internally in the Group.
- Utilise cultural aspects to underpin and support business relations.

Orkla's sponsorship projects:

- Main sponsor of SOS Children's villages. Orkla has financed the construction of five houses in two children's villages in Russia, and is building two houses in a new children's village in Latvia in 2005/2006.
- Orkla is a member of a group of companies sponsoring the Ibsen Year 2006, which commemorates the 100th anniversary of the world-renowned playwrighter's death.
- Sponsorship agreement with the Norwegian National Opera, effective from the inauguration of the new opera house in Oslo.
- In relation to their anniversaries in 2004, Orkla (350th anniversary) and Elkem (100th anniversary) contributed with NOK 35 million and NOK 10 million respectively to various scientific research causes over the next 3 to 5 years.



ORKLA AND THE ENVIRONMENT

Orkla is committed to sound, sustainable, long-term operations that reflect its sense of responsibility for its employees, society at large and the environment. This is a prerequisite for future profitable growth. Orkla has a responsibility for environmental issues throughout the value chain, from the production of raw materials to customers' and consumers' use of finished products.

Orkla reports on environmental issues in the following ways:

- A web-based environmental report at www.orkla.com/environment
- A separate section on HSE in the report of the Board of Directors on page 14
- Six pages of articles in the April edition of the Group's in-house magazine "Orkla Bulletin"

CORPORATE GOVERNANCE

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees, other interested parties and society at large. These principles cannot replace efforts to constantly promote a sound corporate culture in all parts of the Group, but must be viewed in conjunction with them. Openness, transparency, accountability and equal treatment underpin confidence in the Orkla Group, both internally and externally.

This presentation of corporate governance at Orkla conforms to the system used in the Norwegian Code of Practice for Corporate Governance.

The Group's current policies relating to corporate social responsibility and conduct may be found on Orkla's websites.

ACTIVITIES

Orkla's mission statement is as follows:
"The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase, sale, development and management of real property, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad."

In accordance with its mission statement, Orkla operates in several areas. In recent decades, the company's basic structure has been concentrated on household branded consumer goods, speciality materials and financial investments. The Group has a long-term approach and has created substantial excess value for shareholders. This annual report contains descriptions of the goals and main strategies of the Group and the individual business areas.

EQUITY AND DIVIDENDS

As of 31 December 2005, Group equity totalled NOK 37.9 billion and the equity ratio was 50.8 %. Orkla has reported on and pursued a consistent shareholder and dividend policy for many years. The Board of Directors intends to follow this policy, but wishes at the same time to increase the level. Details of paid-out dividends may be found in the chapter entitled "Investing in the Orkla share" on page 51 of this annual report.

On 14 April 2005, Orkla's General Meeting adopted a resolution to grant the Board of Directors a mandate to increase share capital by means of new share subscription with a total value of up to NOK 90,000,000 divided between up to 14,400,000 shares, each with a par value of NOK 6.25. This mandate applies for one year and may be utilised for one or more share issues. It is intended to give the Board of Directors a free hand to undertake relevant commercial transactions. Similar mandates have regularly been granted by previous General Meetings, but have so far never been utilised.

The General Meeting also decided to amortise more than four million Orkla shares owned by Orkla ASA. At the same time it granted the Board of Directors a mandate to buy back Orkla shares so that the company, as prescribed by law, may acquire and hold up to 10 % of the share capital. A similar mandate has regularly been granted each year since 1998. The chapter entitled "Shares and shareholders" on pages 55–57 gives a more detailed explanation of how this mandate has been utilised.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

Orkla has one class of share and each share has one vote. Further details of voting rights at the General Meeting are provided in the chapter entitled "Shares and shareholders" on pages 55–57. Over time, the company's preferred policy has been not to dilute the shareholdings of existing shareholders, and in accordance with this policy no actual increases in capital have taken place in the company in recent years. The company's transactions in its own shares are carried out in accordance with good stock exchange practice in Norway.

The company is cautious about being a party to significant transactions between the company and shareholders, members of the Board of Directors, members of the executive management or parties related to any such parties. In certain cases, however, Orkla has invested in companies in which Canica AS, which is owned by board member Stein Erik Hagen, has also invested. The Board of Directors has therefore clarified the principles that must be complied with to ensure that transactions in which both companies may have interests take place in a fully satisfactory manner. As a precautionary measure, the Board of Directors has also discussed some individual cases in order to ensure that no questions arise concerning whether the personal investments of primary insiders are in accordance with the Group's rules. In general, the Group will seek to conform to the principles for equal treatment of related parties and possible transactions with related parties that are laid down in the Norwegian Code of Practice for Corporate Governance. The company has drawn up special guidelines for the private investments of the executive management and selected specialists.

FREELY TRANSFERABLE SHARES

All Orkla shares have equal rights and are freely transferable.

GENERAL MEETING

Orkla seeks to hold General Meetings in accordance with the Norwegian Code of Practice for Corporate Govern-


HOW ORKLA'S GOVERNING BODIES ARE ELECTED
Employees of Orkla companies
General Meeting
Elect in accordance with the Orkla Group's corporate democracy arrangement
Elect on the basis of a recommendation from the Nomination Commitee
7 employee-elected members
Corporate Assembly
14 shareholder-elected members
Elect in accordance with the Orkla Group's corporate democracy arrangement
Elect on the basis of a recommendation from the Nomination Commitee
Board of Directors
3 employee-elected members
2 employee-elected observers
The entire Corporate Assembly appoints the Chairman of the Board
7 shareholder-elected members

ance. Notice of the General Meeting and supporting information must be distributed well in advance of the General Meeting, and the final date for notification of attendance is three working days prior to the General Meeting. Shareholders who are unable to attend may vote by proxy. The members of the Board of Directors, the Nomination Committee and the auditor all attend the General Meeting. In accordance with the company's Articles of Association, the General Meeting is chaired by the Chairman of the Corporate Assembly.

NOMINATION COMMITTEE

Orkla has one Nomination Committee that is elected by the General Meeting. The nomination committee is elected for up to two years at a time. Pursuant to the Articles of Association, the Chairman of the Corporate Assembly is also the Chairman of the Nomination Committee. In addition to the Chairman, the Nomination Committee must have between two and four members. The responsibilities of the Nomination Committee are also laid down in the Articles of Association. The committee presents substantiated proposals to the General Meeting for the election of shareholder-elected members to the Corporate Assembly, and proposals to the shareholder-elected members of the Corporate Assembly concerning their election of members to the Board of Directors. It also presents a proposal to the entire Corporate Assembly concerning the election of the Chairman of the Board of Directors. For the latter purpose, the Nomination Committee is supplemented by a representative appointed by the employee-elected members of the Corporate Assembly. Details concerning the composition of the Nomination Committee may be found on page 96.

The company management is not represented on the Nomination Committee.

In accordance with the current rules relating to corporate democracy, the Group's employees elect seven members to the Corporate Assembly of Orkla ASA out of a total of 21 members. Similarly, the Group's employees elect three members and two observers to the Board of Directors of Orkla ASA.

THE COMPOSITION AND INDEPENDENCE OF THE CORPORATE ASSEMBLY AND BOARD OF DIRECTORS

The composition of the company's governing bodies is described on page 96. In addition to its task of electing members to the Board of Directors, the Corporate Assembly is charged by law with supervising the management of the company by the Board and the executive management. The Corporate Assembly normally meets three times a year.

The responsibilities of the Board of Directors are laid down in Norwegian law. The Chairman of the Board of Directors is elected by the Corporate Assembly on the basis of proposals from the Nomination Committee, which is elected by the General Meeting. Both the Chairman and the other members of the Board are elected for a term of up to two years. The Board of Directors has a permanent Deputy Chairman. A more detailed description of each member of the Board of Directors' background, qualifications, length of service and the number of Orkla shares they own is provided on page 95. The composition of the Board of Directors meets the requirements of the Norwegian Code of Practice for Corporate Governance with respect to members' independence of the executive management and with respect to important business relationships with the company. The independence of the members of the Board of Directors is also evident in the fact that there are few instances of disqualification in connection with matters dealt with at Board meetings. Representatives of the executive management are not members of the Board of Directors. Pursuant to Orkla's Articles of Association, the shareholder-elected members of the Board of Directors are required to own shares in the company.

THE WORK OF THE BOARD OF DIRECTORS

The Norwegian Public Limited Companies Act stipulates that the Board of Directors has the ultimate responsibility for the management and supervision of the company. Each year, the Board of Directors adopts a specific meeting and activity plan for the following year. This plan covers strategic planning, other development issues and supervision. The Board's activity plan for 2005 stipulated eight meetings, one of which was scheduled for a day-and-a half to deal with strategic issues. Apart from this, the Board has held eleven meetings, so a total of nineteen meetings were held in 2005. The Board dealt with 103 matters in 2005. The content of the work of the Board of Directors is discussed in further detail in the Report of the Board of Directors.

The Board of Directors carries out regular evaluations of its activities and on this basis discusses improve-

ments in the organisation and implementation of its work.

The Board of Directors has previously determined how the external and internal auditors will report regularly to the Board. In this connection, the Board has decided that the internal auditor may report directly to the Board on the basis of his own assessment of the importance of a specific matter. In 2005, the Board again discussed the work that is being done in the Group on internal control and risk management. In this connection, it decided that an independent evaluation of the Group's risk management systems would be carried out in order to clarify the need for specific improvements. On this basis, it was decided that a corporate Chief Risk Officer would be appointed at Orkla, and this position was filled from the beginning of 2006.

BOARD COMMITTEES

The Board has established a permanent Compensation Committee and a permanent Audit Committee within its ranks. These committees do not pass resolutions, but supervise the work of the management on behalf of the Board of Directors and prepare matters for the Board's consideration within their specialised areas. The committees' statutes are included in the Rules of Procedure of the Board of Directors, which are available on Orkla's website.

The Compensation Committee is chaired by the Chairman of the Board of Directors. The other members are Åse Aulie Michelet and Aage Andersen, while the Senior Vice President Human Resources is the committee's secretary.

The Audit Committee is chaired by the Deputy Chairman of the Board of Directors, Svein S. Jacobsen. The other members are Stein Erik Hagen and Kjetil Haanes, while the Chief Internal Auditor is the committee's secretary.

REMUNERATION OF THE BOARD OF DIRECTORS

All remuneration of the Board of Directors is disclosed in Note 4 to the Orkla ASA accounts. The notes show that remuneration of the Board of Directors is not linked to the Group's performance and that no options have been issued to members of the Board of Directors.

REMUNERATION OF THE EXECUTIVE MANAGEMENT

Details concerning the remuneration of the executive management and the Group's terms and conditions policy, including the scope and organisation of bonus and option programmes, are given in Note 24 to the Group accounts. The Board's Compensation Committee presents a recommendation concerning the terms and conditions for the Group President and CEO to the Board of Directors and monitors the general terms and conditions for other senior employees of the Group. The Board assesses the Group President and CEO and his terms and conditions once a year.

At the General Meeting on 14 April 2005, shareholders were given a presentation of the Group's terms and conditions policy, including the current incentive system for senior executives and the employee share purchase programme.

INFORMATION AND COMMUNICATIONS

Orkla seeks to ensure that its accounts and financial reporting are worthy of the confidence of investors. Orkla's accounts are highly transparent and were prepared and presented in accordance with good Norwegian GAAP up to the end of 2004. From the beginning of 2005 Orkla has prepared and presented its accounts in accordance with the International Financial Reporting Standards (IFRS). The Audit Committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla seeks to communicate actively and openly with the market. The company's annual and quarterly reports contain extensive information about the various aspects of the company's activities. The company's quarterly reports may be found on Orkla's website.

In autumn 2005 the company decided to further increase the degree of detail in its financial reporting and explained this and other matters relating to the company's development on Capital Markets Day on 29 November 2005. The material that was presented on Capital Markets Day is available on Orkla's website.

All financial information and a comprehensive and detailed presentation of other information, reports and documents may be found on Orkla's websites. The company always ensures that all shareholders are treated equally as regards access to financial information. The Board is regularly informed about the company's investor relations activities. The financial calendar for 2006 may be found on Orkla's website and at the beginning of this annual report.

AUDITOR

Each autumn, the auditor presents to the Board of Directors his evaluation of risk, internal control and the quality of reporting at Orkla, and presents his audit plan for the following year. The auditor also takes part in the Board's discussions on the annual financial statements. On both occasions, the Board of Directors ensures that the Board and the auditor are able to discuss relevant matters at a meeting at which neither the chief executive nor any other member of the executive management is present. The external auditor, the internal auditor and the Group President and CEO also attend all meetings of the Board's Audit Committee. Details of the reporting of the external and internal auditors to the Board of Directors are also given in the above section on the work of the Board of Directors.

Orkla observes a strict practice with respect to the company's use of the auditor for services other than auditing. Details of the company's use and remuneration of the auditor are given in Note 4 to the Orkla ASA accounts ("Remuneration and contractual arrangements"). Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, divided between auditing and other services.

THE BOARD OF DIRECTORS OF ORKLA ASA

SHAREHOLDER-ELECTED MEMBERS OF THE BOARD OF DIRECTORS



JOHAN FR. ODFJELL, Chairman of the Board
Degree in Business Economics, MBA (Harvard University).
First elected to the Board in 2002 and up for re-election in 2006.
CEO of the Vesta Group, 1986-1994. Thereafter independent investment adviser and consultant.
Chairman of the Board of UMOE AS and J. Martens AS, member of the Board of the Institute for Research in Economics and Business Administration (SNF) and Den Nationale Scene AS, and Chairman of the Board of family-owned companies and foundations.
Mr Odfjell and related parties own 10,000 shares in Orkla ASA.



SVEIN S. JACOBSEN, Deputy Chairman
Degree in Business Economics and state-authorised public accountant (Norwegian School of Economics and Business Administration).
First elected to the Board in 2000 and up for re-election in 2007.
Director of Finance at Tomra Systems, 1984-1988, CEO of Tomra, 1988-1996. Thereafter member of the Board of several Norwegian and foreign companies. Chairman of the Board of Expert ASA, Exense ASA and Vensafe ASA. Member of the Board of InFocus inc. (USA), Ventelo Norge AS (Sweden) and Polimoon ASA.
Mr Jacobsen and related parties own 10,000 shares in Orkla ASA.



KJELL E. ALMSKOG
Degree in Business Economics, MBA (University of Kansas), Advanced Management Program (Harvard University).
First elected to the Board in 2000 and up for re-election in 2006.
President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group, Zurich, and head of ABB's Oil & Gas Division. President and CEO of Kværner ASA, 1998-2001. Chairman of the Board of Kverneland ASA, member of the Board of Kitron ASA and Petrofac Ltd, UK. Mr Almskog and related parties own 500 shares in Orkla ASA.



BIRGITTA STYMNE GÖRANSSON
Degree in Civil Engineering (Royal Institute of Technology, Sweden) and MBA (Harvard Business School). First elected to the Board in 2005 and up for re-election in 2007. Employed by Swedish Technical Attaches in Washington D.C. from 1984 to1985, and as a consultant at McKinsey from 1988 to 1993. Subsequently held various positions in Swedish business and industrial enterprises, such as Kooperativa Förbundet, Åhléns, K-World AB, and from 2001 Executive Vice President of Telefos AB. Member of the Board of Nera ASA, Arcus AS, Elektra AB, Net Insight AB and Sveriges Radio AB.
Ms Göransson and related parties own no shares in Orkla ASA.



STEIN ERIK HAGEN
Degree from the Retail Institute (the Norwegian School of Retail).
First elected to the Board in 2004 and up for re-election in 2007.
Retailer and founder of RIMI Norge AS and Hakon Gruppen AS, 1976-1999. Retailer and co-founder of ICA AB, 1999-2004. Owner and Chairman of the Board of Canica AS and Chairman of the Board and Board member of various family-owned companies. Deputy member of the Board of Steen & Strøm ASA, member of the Corporate Assembly of Storebrand ASA and member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Madison Council, Library of Congress, Washington D.C.. Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information.
Mr Hagen and related parties own 35,248,550 shares in Orkla ASA.



ANNE BIRGITTE LUNDHOLT
Degree in Political Science (Cand. Scient. Pol) from Århus University and diploma (HD) from Copenhagen Business School.
First elected to the Board in 2002 and up for re-election in 2006.
Various posts in Danish companies and business organisations up to 1989. Minister of Business Affairs and Energy, 1989-1993, member of the Danish Parliament, 1990-1997.
Senior Adviser at Kreab Bruxelles. Member of the Board of Nordea Bank AB and Post Danmark A/S.
Ms Lundholt and related parties own 360 shares in Orkla ASA.



ÅSE AULIE MICHELET
Degree in Pharmacy (Cand. pharm.), studied in Oslo and Zurich.
First elected to the Board in 2001 and up for re-election in 2007.
Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979.
Since 1999 CEO of Amersham Health, now GE Healthcare AS, and in charge of global production. Member of the Board of Yara International ASA.
Ms Michelet and related parties own 500 shares in Orkla ASA.

EMPLOYEE-ELECTED MEMBERS OF THE BOARD OF DIRECTORS



AAGE ANDERSEN
Chief trade union representative in the Orkla Group (Borregaard).
Head of Orkla's International Committee of Union Representatives.
First elected to the Board in 2004 and up for re-election in 2006.
Mr Andersen and related parties own no shares in Orkla ASA.



JONNY BENGTSSON
Trade union representative at Procordia Food (Orkla Foods, Sweden).
First elected to the Board in 1995 and up for re-election in 2006.
Procordia Food's representative in the Swedish food workers' federation, Livs.
Mr Bengtsson and related parties own no shares in Orkla ASA.



KJETIL HAANES
Chief trade union representative at Orkla Media and head of Orkla's Committee of Representatives of Non-Manual Workers.
First elected to the Board in 2004 and up for re-election in 2006.
Mr Haanes and related parties own 150 shares in Orkla ASA.

BOARD OBSERVERS ELECTED BY THE EMPLOYEES



GUNN LIABØ
Trade union representative, senior shop steward at Lilleborg Ello (Orkla Brands, Norway). First elected to the Board in 2004 and up for re-election in 2006.
Ms Liabø and related parties own 748 shares in Orkla ASA.



DIANA LORENTZEN
Trade union representative, senior shop steward for the Mediagraphic Union at Berlingske (Denmark).
First elected to the Board in 2004 and up for re-election in 2006.
Ms Lorentzen and related parties own no shares in Orkla ASA.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

CORPORATE ASSEMBLY

Elected by the shareholders

Lawyer	Harald Arnkværn (2,658) (Chairman of the Corporate Assembly)	Law firm of Haavind Vislie AS (5,642)
CEO and owner	Johan H. Andresen (0)	Ferd AS (830,000)
Business economist	Kurth A. Augustson (0)	
CEO	Elisabeth Grieg (900)	Grieg International AS (5,485)
Managing Director	Jan Kildal (5,615)	Ofoten og Vesteraalens Dampskibsselskap ASA (OVDS) (0)
CEO	Idar Kreutzer (0)	Storebrand ASA (5,362,702)
Director General	Marianne Lie (0)	Norwegian Shipowners' Association (0)
Lawyer	Nils-Henrik Pettersson (16)	Law firm of Schjødt AS (0)
CEO	Svein Rennemo (1,200)	Petroleum Geo-Services ASA (0)
CFO	Arthur Sletteberg (0)	Oslo Pensjonsforsikring AS (4,500,000)
Director	*Anniken Thue (100)*	*The National Museum of Art in Norway (0)*
CEO	Gunn Wærsted (0)	Sparebank 1 Gruppen AS (3,330)
CEO	Svein Aaser (2,285)	DnB NOR ASA (3,615,043)
Managing Director	Rune Selmar (0)[1]	Folketrygdfondet (23,205,882)

[1] Stepped down in November 2005

Deputy members

Lic.oec.	Anne Birgitte Fossum	Foinco AS
Degree in Agriculture	Scilla Treschow Hokholt	
Chairman	Westye Høegh	Höegh Autolines
Corporate Director Legal Affairs	Ida Espolin Johnson	KLP Forsikring
Lawyer	Christine Rødsæther	Law firm of Vogt & Wiig AS
CEO	Terje R. Venold[2]	Veidekke ASA

[2] Functioning for Rune Selmar

Elected by the employees
Kai Erik Andersen (830)
Robert Johansson (0)
Trygve Leivestad (480)
Steffen Lilmoës (0)
Esa Mäntylä (0)
Sverre Olsen (16)
Gitte Møller Hansen (0)

Personal deputies for the Swedish and Danish representatives
Tommy Højland Andersen
Johnny Dahlström
Kerstin Johansson Wahlberg

Deputies elected by employees
Merete Andersen
Arvid Liland
Olav Skjegstad
Heidi Snapa
Svein Winge

Nomination Committee
Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)
Harald Arnkværn
Leiv Askvig (0)
Elisabeth Grieg
Idar Kreutzer
Sverre Olsen (for election of Chairman of the Board)

BOARD OF DIRECTORS

Johan Fr. Odfjell, Chairman
Svein S. Jacobsen, Deputy Chairman
Kjell E. Almskog
Aage Andersen*
Jonny Bengtsson*
Birgitta Stymne Göransson
Stein Erik Hagen
Kjetil Haanes*
Anne Birgitte Lundholt
Åse Aulie Michelet
* elected by the employees

Board observers elected by the employees
Gunn Liabø
Diana Lorentzen

Personal deputies for the Swedish and Danish representatives
Monica Bengtsson (0)
Uffe Gardel (0)

Deputy board members elected by the employees
Stein Erik Eliasson (200)
Per Arnfinn Solberg (728)
Terje Utstrand (0)
Marianne Østlie (200)

AUDITOR

Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned at 31 December 2005, including those owned by related parties. Figures in brackets after the name of the employer indicate the number of shares owned at 31 December 2005 by the employer. For shares owned at 31 December 2005 by the Board of Directors and Board observers, see page 95.

CORPORATE DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the Corporate Assembly's members are elected by the Group's employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for the Group's employees, by company, union and country. The International Committee of Union Representatives has regular meetings with the Group's senior management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European works council at Orkla has been established.

In addition to the corporate arrangements mentioned here, the employees have representatives on the Board of Directors of the individual subsidiaries. The following is a list of members of Orkla's International Committee of Union Representatives as of 31 December 2005.

THE INTERNATIONAL COMMITTEE OF UNION REPRESENTATIVES

Working Committee
Aage Andersen, Chairman
Jonny Bengtsson, First Deputy Chairman
Diana Lorentzen, Second Deputy Chairman
Kjetil Haanes, Secretary
Monica Bengtsson, Committee Member
Kjell Kjønigsen, Committee Member
Gunn Liabø, Committee Member
Åke Ligardh, Committee Member

Committee of Representatives
Åsmund Dybedahl
Stein Erik Eliasson
Torben Fog
Hans-Jürgen Hinrichsen
Bjørn Tore Høiesen
Mona-Lisa Jagstedt
Steffen Lilmoës
Laila Petrovic-Fasth
Sidsel Kjeldaas Salte
Per Arnfinn Solberg
Peer Sørensen
Terje Utstrand
Marianne Østlie

GROUP DIRECTORY

PARENT COMPANY

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00

Orkla ASA
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

The registered office is in Sarpsborg. The Group Management is located in Oslo.

ORKLA FOODS

Orkla Foods AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.orklafoods.no

ORKLA FOODS NORDIC

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.stabburet.no

- Stabburet AS, Brumunddal
- Stabburet AS, Fredrikstad
- Stabburet AS, Gimsøy Kloster, Skien
- Stabburet AS, Gressvik
- Stabburet AS, avd. Idun Rygge, Rygge
- Stabburet AS, Rygge
- Stabburet AS, Stranda
- Stabburet AS, avd. Sunda, Oslo
- Stabburet AS, Ualand
- Stabburet AS, Vigrestad

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
www.procordiafood.com

- Procordia Food AB, Färjestaden, Sweden
- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden
- Empaco AB, Åhus, Sweden

Abba Seafood AB
Box 206
SE-401 23 Gothenburg, Sweden
Tel.: +46 31 701 44 00
www.abbaseafood.se

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
www.beauvais.dk

- Aktieselskabet Beauvais, Svinninge, Denmark

Felix Abba Oy Ab
Box 683
FI-20361 Åbo, Finland
Tel.: +358 2 410 414
www.felixabba.fi

- Felix Abba Lahden tehdas, Lahti, Finland
- Oy Panda Ab, Vaajakoski, Finland

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
www.bakers.no

- Bakers AS, dept. Arendal
- Bakers AS, dept. Berthas Bakerier, Hov
- Bakers AS, dept. Bryne
- Bakers AS, dept. Bærum
- Bakers AS, dept. Grossistdistribusjon, Hov
- Bakers AS, dept. Haugesund
- Bakers AS, dept. Heba, Brumunddal
- Bakers AS, dept. Kristiansand
- Bakers AS, dept. Larvik
- Bakers AS, dept. Martens, Bergen
- Bakers AS, dept. Nordfjordeid
- Bakers AS, dept. Sem
- Bakers AS, dept. Singsås Bakeri
- Bakers AS, dept. Slottslompa, Rasta
- Bakers AS, dept. Trøndelag
- Bakers AS, dept. Økern, Oslo
- Bakehuset Kafé AS, Oslo
- Martin Nordby AS, Oslo

ORKLA FOODS INTERNATIONAL

Orkla Foods International
P.O. Box 711, 1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

- Elbro Sp. z o.o., Mielno, Poland
- Felix Austria GmbH, Mattersburg, Austria
- Guseppe a.s., Hradec Králové, Czech Rep.
- Guseppe a.s., Rokytnice, Czech Rep.
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warszawa, Poland
- Orkla Foods Romania SA, Bucuresti, Romania
- Orkla Foods Romania SA, Covasne, Romania
- Orkla Foods Romania SA, Craiova, Romania
- Orkla Foods Romania SA, Targoviste, Romania
- Superfish S.A., Gwizd, Poland
- Superfish S.A., Kukinia, Ustronie Morskie, Poland
- OAO Confectionery Group SladCo, Moscow, Russia
- Confectionery Group SladCo, Yekaterinburg, Russia
- OAO Volzhanka Confectionery Plant, Ulyanovsk, Russia
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients
c/o Orkla Foods AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Idun Industri AS, Hvam, Norway
- Idun Industri AS, Kokstad, Norway
- Idun Industri AS, Rakkestad, Norway
- Candeco Confektyr AB, Malmö, Sweden
- Nimatopaal i Dala-Järna AB, Dala-Järna, Sweden

Odense Marcipan A/S, Odense, Denmark
- Bæchs Conditori A/S, Hobro, Denmark

Credin A/S, Juelsminde, Denmark
- Credin Polska Sp. z o.o., Sobotka, Poland
- Credin Portugal, Freixeira, Portugal

Credin bageripartner A/S, Vejle, Denmark

Dragsbæk A/S, Thisted, Denmark
- Kjarnavörur HF, Gardabaer, Iceland
- Margarinefabrikken Blume I/S, Randers, Denmark
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Pf. Vita Margarin, Torshavn, Faeroe Islands

KåKå AB, Lomma, Sweden
- KåKå AB, Gothenburg
- KåKå AB, Sollentuna
- KåKå AB, Örebro

Jästbolaget AB, Sollentuna, Sweden
- Jästenergi HB, Sollentuna, Sweden
- A/S Rigas Raugs, Riga, Latvia

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.orklabrands.no

Lilleborg AS
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.lilleborg.no
www.lilleborgprofesjonell.no

- Lilleborg AS, Ski
- Lilleborg AS, avd. Elico, Oslo
- Lilleborg AS, avd. Ello, Kristiansund N

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
www.nidar.no

- Nidar AS, Oslo

Chips Ab
Strandgatan 6
AX-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
www.chips.fi

- Chips Ab, Haraldsby, Åland, Finland
- Chips Ab, Helsingfors, Finland
- Ab Chips Food Oy, Helsingfors, Finland
- Ab Chips Food Oy, Mariehamn, Åland, Finland
- Ab Chips Food Oy, Åbo, Finland
- Ab Chips Food Oy, Vaajakoski, Finland
- KiMs Norge AS, Oslo, Norway
- KiMs Norge AS, Skreia, Norway
- KiMs A/S, Søndersø, Denmark
- JK Ventures A/S, Søndersø, Denmark
- OLW Sweden AB, Solna, Sweden
- OLW Sweden AB, Filipstad, Sweden
- Parrots AB, Halmstad, Sweden
- Topp Livsmedelsprodukter AB, Brålanda, Sweden
- Topp Livsmedelsprodukter AB, Nacka, Sweden
- Latfood A/S, Riga, Latvia
- Russian Snack Company, Moscow, Russia

Göteborgs Kex AB
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
www.goteborgskex.se

- Sætre AS, Oslo, Norway
- Esskå, avd. i Sætre AS, Sagstua

MöllerCollett
P.O. Box 44
NO-1324 Lysaker, Norway
Tel.: +47 22 53 48 00
www.petermoller.no
www.collettpharma.no

- MöllerCollett Oy, Vantaa, Finland

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00

- Freds La Mote AB, Malmö, Sweden
- Freds La Mote OY, Helsingfors, Finland

ORKLA MEDIA

Orkla Media AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
www.orkla-media.no

Det Berlingske Officin A/S
Pilestræde 34
DK-1147 Copenhagen, Denmark
Tel.: +45 33 75 75 75
www.berlingskeofficin.dk

Berlingske Dagblade
- Berlingske Tidende
  - Berlingske Nyhedsmagasin
  - Alt om København
- B.T.
- De Bergske Blade
- JydskeVestkysten
- Scanpix Danmark
- Weekendavisen
- Århus Stiftstidende

Berlingske Gratisaviser
- Berlingske Lokalaviser
- ErhvervsBladet
- URBAN

Berlingske Service
- Berlingske Bladsalg og Service
- Bladkompagniet

Berlingske Trykdivisjon
- Berlingske Avistryk
  - Sjællandske Avistryk
- Trykkompagniet

Newspapers Norway
- Avisenes Pressebyrå, Oslo
- Buskerud Distribusjon AS, Drammen
- Diivest, Haugesund
- Drammens Tidende og Buskeruds Blad AS, Drammen
- Driva Trykk AS, Sunndalsøra
- Eiker Avis AS, Hokksund
- Fellesdistribusjon, Østfold
- Fjordenes Tidende AS, Måløy
- Fjordingen, Stryn
- Fredriksstad Blad AS, Fredrikstad
- Gjengangeren AS, Horten
- Gudbrandsdølen Dagningen, Lillehammer
- Hamar Dagblad, Hamar
- Haugesunds Avis AS, Haugesund
- Indre Østfold Avis, Moss
- Kanalen AS, Ulefoss
- Kanal 1 AS, Drammen
- Kragerø Blad Vestmar AS, Kragerø
- Lierposten AS, Lier
- Lokalavisen Frogner
- Lokalavisen Groruddalen
- Lokalavisen Oppegård
- Lokalavisen St.Hanshaugen
- Laagendalsposten AS, Kongsberg
- Mediasite AS, Oslo
- Mediasite Buskerud AS, Drammen/Oslo
- Mediasite Telemark/Agder AS, Skien/Oslo
- Mediasite Vestfold AS, Tønsberg/Oslo
- Mediateam Orkla Trykk AS, Skien/Drammen
- Modia AS, Molde/Oslo
- Moss Avis AS, Moss
- Nordre Aker Budstikke
- Nordstrands Blad AS, Oslo
- Nordvest Distribusjon, Ålesund
- Orkla Trykk AS, Stokke
- Orkla Trykk Haugesund AS, Haugesund
- Orkla Trykk Nordvest AS, Ålesund/Molde
- Oslofjordsamkjøringen AS, Moss/Oslo
- Radio 102, Kopervik
- Radio Fredrikstad, Fredrikstad
- Radio Moss, Moss
- Ringsaker Blad, Moelv
- Romsdals Budstikke AS, Molde
- 1FM Molde AS, Molde
- Røyken og Hurums Avis AS, Slemmestad
- Sandefjords Blad AS, Sandefjord
- Sande Avis AS, Sande i Vestfold
- SarpsborgAvisa, Sarpsborg
- Sunnmøringen AS, Stranda
- Sunnmørsposten AS, Ålesund
- Svelviksposten, Svelvik
- Telemark Distribusjon AS, Skien
- Telen AS, Notodden
- TV Buskerud AS, Drammen
- TV Vestfold AS, Tønsberg
- Tønsbergs Blad AS, Tønsberg
- Ullern Avis Akersposten, Oslo
- Varden AS, Skien
- Vestfold Distribusjon AS, Tønsberg
- Vikebladet Vestposten AS, Ulsteinvik
- Østkantavisa, Oslo
- Østlandets Blad AS, Ski
- Østlendingen AS, Elverum
- Åndalsnes Avis AS, Åndalsnes

Newspapers Sweden
- Norrländska Socialdemokraten, Luleå

Digital Medias
- Hardware Online AS, Norway www.hardware.no
- Kvinneguiden AS, Norway www.kvinneguiden.no
- N3sport, Norway, www.n3sport.no
- Tinde AS, Norway, www.tinde.no
- Ungdomsportalene AS, Norway www.ungdomsportalene.no
- Zett.no, Norway, www.zett.no
- BytaLya ab, Sweden
- Metropol Online, Denmark, www.metropolonline.dk
- Zonerne, Denmark, www.zonerne.dk
- Golem, Germany, www.golem.de
- Netzeitung, Germany, www.netzeitung.de

Business Supporting Systems
- Berlingske IT, Denmark
- Berlingske Service & Økonomi, Denmark
- Orkla Media SSIT, Norway
- Orkla Media SSM, Norway

Direct Marketing
- CDG Sandberg AS, Oslo/Grimstad/Porsgrunn, Norway
- CDG Stroede Ralton AB, Kungsbacka/Gothenburg/Helsingborg/Stockholm, Sweden

Hjemmet Mortensen AS
NO-0441 Oslo, Norway
Tel.: +47 22 58 50 00
www.hm-media.no

Newspapers Eastern Europe
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00

Orkla Press - Polska Sp. z o.o.
ul. Domaniewska 41, «ORION»
PL-02 672 Warszawa, Poland
Tel.: +48 22 87 45 120
www.orkla-press.pl

- A.W.H Edytor S.A (Kurier Poranny), Bialystok
- Dziennikarska Oficyna Wydawnicza «Rondo» Sp. z o.o. (Glos Koszalinski), Koszalin
- Echo Media, Kielce
- Edytor Press Sp. z o.o. (Dziennik Wschodni), Lublin
- Gazeta Pomorska Media Sp. z o.o., Bydgoszcz
- Kresy BO Sp. z o.o. (Gazeta Wspolczesna), Bialystok
- KW Forum Sp. z o.o. (Glos Pomorza), Koszalin
- Lubpress Sp. z o.o. (Gazeta Lubuska), Zielona Góra
- Media Tak Sp. z o.o., Warszawa
- Orkla Media Magazines Sp. z o.o., Bydgoszcz
- Pro-Media Sp. z o.o. (Nowa Trybuna Opolska), Opole
- R-press Sp. z o.o. (Nowiny), Rzeszow
- Szczecin Press Sp. z o.o. (Glos Szczecinski), Szczecin
- Slowo Media, Kielce
- Tygodnik Ostrolecki Sp. z o.o. (Tygodnik Ostrolecki), Ostrolecka
- Warszawa-Print Sp. z o.o., Raszyn-Jaworowa

National paper Poland
- Presspublica Sp. z o.o. (Rzeczpospolita), Warszawa

Newspapers Baltic States
- UAB Kauno diena, Kaunas, Lithuania

Newspapers Ukraine
- Vysokyj Zamok, Lviv, Ukraine

ELKEM

Elkem AS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
www.elkem.com

Elkem Aluminium ANS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Aluminium Lista, Farsund
- Elkem Aluminium, Mosjøen

Elkem Energi
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Energi Salten, Straumen
- Bremanger Kraft, Svelgen
- Elkem Saudefaldene, Sauda

Silicon Division
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bremanger, Svelgen
- Elkem Fiskaa Silicon, Kristiansand
- Elkem Meraker, Kopperå
- Elkem Thamshavn, Orkanger
- Elkem Salten, Straumen
- Mårnes Kvartsittbrudd, Sandhornøy

Foundry Products Division
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bjølvefossen, Ålvik, Norway
- Elkem Bremanger, Svelgen, Norway
- Elkem Tana, Tana, Norway
- Icelandic Alloys, Akranes, Iceland
- Elkem Métal Canada, Chicoutimi, Canada
- Elkem Foundry Products, Thionville, France

Elkem Materials
P.O. Box 8126 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 75 00

- Elkem Materials, Pittsburgh, USA
- Elkem Materials South America, Diadema, Brazil

Elkem Carbon
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

- Elkem Keokuk, Keokuk, USA
- Elkem Carbon (China) Company, Ningxia Hui Autonomous Region, China
- Div. of Carboindustrial, Serra, Brazil
- Carboderivados, Serra, Brazil

Elkem Solar
Elkem Solar
P.O. Box 8040, Vågsbygd
4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Elkem Shared Services
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

Elkem Metals
P.O. Box 266
Pittsburgh, PA 15230-0266, USA
Tel.: +1 412 299 7200

- Elkem Pryor, Pryor, USA

Elkem Logistics
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Distribution Center, Ridderkerk, The Netherlands
- Elkem Maritime Center, Ridderkerk, The Netherlands
- Distribution/Agencies, Ridderkerk, The Netherlands
- Euro Nordic Logistics, Ridderkerk, The Netherlands
- Elkem Chartering, Oslo, Norway
- Elkem Chartering, Slidell, USA

Elkem Research
P.O. Box 8040, Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

Representative Offices
- Elkem Sales and Marketing Service, Hamilton, Ontario, Canada
- Elkem Nordic, Vedbæk, Denmark
- Elkem Materials Middle East, Dubai, United Arab Emirates
- Elkem, Sheffield, England
- Elkem, Paris, France
- Elkem India, Vashi, Navi Mumbai, India
- Elkem, Agrate Brianza, Milan, Italy
- Elkem Japan KK, Minato-ku, Tokyo, Japan
- Elkem International Trade, Shanghai, China
- Elkem Representative Office, Beijing, China
- Intersom Hong Kong Limited, Shanghai, China
- Elkem, Branch Office Zagreb, Zagreb, Croatia
- Elkem Representative Office, Moscow, Russia
- Elkem Materials, Singapore Science Park, Singapore
- Elkem Representative Office, Prague, Czech Rep.
- Elkem, Düsseldorf, Germany
- Elkem Sales and Marketing Services Elkem Metals, Pittsburgh, Pennsylvania, USA
- Elkem Representative Office, Ho Chi Minh City, Vietnam

SAPA

Sapa AB
Box 5505
SE-114 85 Stockholm, Sweden
Tel.: +46 8 459 59 00
www.sapagroup.com

Austria
- Sapa Building System Vetrieb GmbH, Gleisdorf

Belgium
- Sapa Building System, Head Office, Lichtervelde
- Remi Claeys Aluminium NV, Lichtervelde
- Sapa RC Profiles NV/SA, Ghlin
- Sapa RC Profiles NV/SA, Lichtervelde
- Sapa RC System NV, Landen
- Sapa RC System NV, Lichtervelde

Canada
- Sapa Inc., Sales office, Vancouver

China
- Sapa Heat Transfer (Shanghai) Ltd, Shanghai
- Sapa Profiles (Shanghai) Ltd, Shanghai

Czech Republic
- RC System CZ s ro, Kladno-Sitnà
- Sapa Profily s.r.o., Ostrava

Denmark
- Sapa Mass Transportation, Grenå
- Sapa Profiler A/S, Grenå

England
- Sapa Building Systems Ltd, Tewkesbury
- Sapa Pressweld Ltd, Gloucester
- Sapa Profiles Ltd, Alfreton
- Sapa Profiles Ltd, Gloucestershire

Estonia
- Sapa Profiilid AS, Sales Office, Tallin

Finland
- Sapa Profiilit Oy, Sales Office, Espoo

France
- Sapa Building System SNC, Puget Sur Argens Cedex
- Sapa Lacal SNC, Le Garric
- Sapa Profilé Puget SA, Puget Sur Argens Cedex
- Sapa Profiles Albi SNC, Le Garric
- Sapa RC System, SAS, La Chapell D'Arnentieres

Germany
- RC Automotive GmbH, Remscheid
- Sapa Aluminium Profile GmbH, Offenburg
- Sapa Aluminium Profile GmbH, Sales Office, Düsseldorf
- Sapa Building System GmbH, Velbert

Latvia
- Sapa Profili SIA, Riga

Lithuania
- UAB Sapa Profiliai, Kaunas
- UAB Sapa Profiliai, Sapa Building System, Vilnius

Norway
- Sapa Profiler AS, Sales Office, Lillestrøm

Poland
- Sapa Aluminium Sp. z o.o., Lodz
- Sapa Aluminium Sp. z o.o., Trzcianka
- Sapa Building System Sp. z o.o., Lodz

Portugal
- Sapa Portugal SA, Cacém

Slovakia
- Sapa Profily, _iar nad Hronom
- Sapa RC System. SK Sro

South Korea
- Sapa Heat Transfer Korea, Seoul

Spain
- Sapa Perfiles SL, Sales Office, Barcelona

Sweden
- Sapa AB, Technology, Finspång
- Sapa Automotive, Vetlanda
- Sapa Building System AB, Vetlanda
- Sapa Heat Transfer AB, Finspång
- Sapa Industriservice AB, Finspång
- Sapa Industriservice AB, Skultuna
- Sapa Lackering AB, Vetlanda
- Sapa Profilbockning AB, Vetlanda
- Sapa Profiler AB, Sales Office, Gothenburg
- Sapa Profiler AB, Sales Office, Robertsfors
- Sapa Profiler AB, Sales Office, Stockholm
- Sapa Profiler AB, Vetlanda

Switzerland
- Sapa Aluminium Profile AG, Sales Office, Zürich
- Sapa RC System Sarl, Sevaz
- Sl La Guérite, Sevaz

The Netherlands
- Sapa Aluminium BV, Hoogezand

Turkey
- RC System Turkiye AS, Istanbul

USA
- Sapa Inc., Portland, Oregon
- Sapa Inc., Parsons, Kansas

BORREGAARD

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
www.borregaard.com

- Borregaard ChemCell, Sarpsborg
- Borregaard Energi, Sarpsborg
- Borregaard Ingredients, Sarpsborg
- Borregaard LignoTech, Sarpsborg
- Borregaard Synthesis, Sarpsborg

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valetin

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

Hungary
- Welltech Kft, Budapest

India
- Borregaard Industries Ltd. India Representative Office, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Limited Japan Branch, Tokyo

Norway
- Borregaard Ind. Ltd, Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denomega Nutritional Oils AS, Leknes
- Øraveien Industripark AS, Gamle Fredrikstad

Poland
- Borregaard Poland, Poznan

Singapore
- Borregaard S.E.A. Pte. Ltd., Singapore

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega

Sweden
- LignoTech Sweden AB, Vargön

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- LignoTech USA Inc., Bridgewater, New Jersey
- LignoTech USA Inc., Rothschild, Wisconsin

FINANCIAL INVESTMENTS

Orkla ASA - Portfolio investments
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
www.orklafinans.no

Orkla ASA – Real Estate
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

Borregaard Skoger AS
P.O. Box 102
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50

- Børresen AS, Sylling
- SB-Skog, Elverum

OTHER ACTIVITIES

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
Løkkenvn. 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

BROKERAGE HOUSES AND ANALYSTS

A list of the brokerage houses that regularly monitor Orkla's activities is given below. The list may be incomplete. The list will be updated on Orkla's website (www.orkla.com). Orkla wishes to emphasise that the analysts' estimates and opinions are their own and that they do not necessarily represent Orkla's views. Orkla does not necessarily agree with the content of the analyses or with the information, conclusions or recommendations contained therein.

BROKERAGE HOUSE	ANALYST	TELEPHONE	E-MAIL
ABG Sundal Collier	Harald Grimsrud	+47 22 01 61 35	harald.grimsrud@abgsc.no
Alfred Berg ABN AMRO	Nils Ove Kjerstad	+47 22 00 50 00	nils.ove.kjerstad@alfredberg.no
Carnegie ASA	Preben Rasch-Olsen	+47 22 00 93 00	pro@carnegie.no
Danske Securities	Henrik Schultz	+45 33 44 00 00	henrik.schultz@danskebank.com
DnB NOR Markets	Terje Mauer	+47 22 94 88 50	terje.mauer@dnbnor.no
Enskilda Securities ASA	Atle Vereide	+47 21 00 85 00	atle.vereide@enskilda.no
First Securities ASA	Einar K. Strømstad	+47 23 23 80 00	einar.stromstad@first.no
Fondsfinans	Per Haagensen	+47 23 11 30 00	per.haagensen@fondsfinans.no
Handelsbanken Capital Markets	Tore Østby	+47 22 94 07 00	toos06@handelsbanken.no
Kaupthing ASA	Henning Lund	+47 23 10 40 50	hlu@kaupthing.no
Pareto Securities ASA	Erik Helberg/Marianne Blaauw	+47 22 87 87 00	erik.helberg@pareto.no/marianne.blaauw@pareto.no
UBS Investment Research	Fredrik Liljewall	+44 20 7567 5364	fredrik.liljewall@ubs.com

INVESTOR CONTACTS AT ORKLA

NAME	TELEPHONE	E-MAIL
Rune Helland	+47 22 54 44 11	rune.helland@orkla.no
Siv Merethe Skorpen	+47 22 54 44 55	siv.merethe.skorpen@orkla.no





ORKLA ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number: NO 910 747 711

Office address:
Karenslyst allé 6
NO-0278 Oslo, Norway

www.orkla.com
info@orkla.no

Main sponsor of:
SOS Children's villages

Sponsor of:
IBSEN 2006

Affiliated:
THE GLOBAL COMPACT

production:

ORKLA

ORKLA

Orkla ASA
Notice of Ordinary General Meeting

The Ordinary General Meeting of Orkla ASA will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on **Thursday, 27 April 2006 at 3.00 p.m.**

The agenda is as follows:

1. **Approval of the financial statements for 2005 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2005 of NOK 7.50 per share, except for shares owned by the Group**

2. **Authorisation to acquire the company's own shares**

   At the Ordinary General Meeting on 14 April 2005, the Board of Directors was authorised to acquire the company's own shares until the Ordinary General Meeting in 2006.

   The Board of Directors proposes that this authorisation be renewed.

   Authorisation to acquire the company's own shares was granted for the first time at the General Meeting on 7 May 1998 and has been renewed each year. Since 7 May 1998 and up to the present date the company has acquired 11,447,526 shares in Orkla ASA in accordance with the authorisation.

   The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10 % of share capital. Shares acquired pursuant to this authorisation assumes to be amortised or used for employee incentive programmes, cf. item 4 of the agenda.

   The Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   «The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 115,625,000 divided between a maximum of 18,500,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation shall apply from 28 April 2006 until the date of the Ordinary General Meeting in 2007.»

3. **Authorisation for the Board of Directors to increase share capital through new share subscription**

   At the Ordinary General Meeting on 14 April 2005, the authorisation granted to the Board of Directors to increase share capital by up to NOK 90,000,000 through new share subscription was renewed. The authorisation applies until the Ordinary General Meeting in 2006.

   The Board of Directors proposes that the authorisation be renewed.

   Such authorisation has regularly been granted by previous General Meetings. The reason for this proposal is, as before, that the authorisation will simplify procedures if it should prove desirable to further develop the Group's core businesses by acquiring companies in return for remuneration in the form of new share subscription or otherwise increase share capital by means of private placings.

   The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Companies Act:

   «The Board of Directors is authorised to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may be used for one or more share issues.

   The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

   The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

   The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

   The authorisation may also be used in the circumstances referred to in section 5-15 of the Stock Exchange Act.

   The authorisation shall apply from 28 April 2006 until the date of the Ordinary General Meeting in 2007.»

4. **Guidelines for remuneration of senior management staff and the Group's incentive programmes**

5. **Election of members and deputy members to the Corporate Assembly**

   The recommendation of 17 March 2006 is attached herewith.

6. **Election of members to the Nomination Committee**

The recommendation of 17 March 2006 is attached herewith.

7. **Remuneration of members of the Nomination Committee**

8. **Approval of the Auditor's remuneration**

Pursuant to Article 17 of the Articles of Association, the Ordinary General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the Ordinary General Meeting, either in person or by proxy, must notify the company accordingly in advance. Notice of attendance must be received by DnB NOR Bank ASA, Securities Services, no later than 3.00 p.m. on Monday, 24 April 2006. The notice of attendance/proxy form is attached herewith. Notice of attendance may also be given electronically through the bank's «Investortjenester» or Orkla's website www.orkla.com.

The shares will be quoted exclusive of the dividend on 28 April 2006.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 11 May 2006 to shareholders of record as of the date of the Ordinary General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Oslo, 27 March 2006

Harald Arnkværn
Chairman of the Corporate Assembly

ORKLA

www.orkla.com

Appendix to Art. 5 on the Agenda

To the General Meeting of Orkla ASA

ELECTION OF MEMBERS AND DEPUTY MEMBERS TO THE CORPORATE ASSEMBLY

1. Introduction

The Nomination Committee has considered the composition of the Corporate Assembly and its deputy members at seven meetings. The Nomination Committee has written to the twenty largest shareholders, and has had meetings and contact with representatives of several shareholders.

In last year's election, the Nomination Committee sought, through its recommendation, to ensure a greater number of shareholder representatives in the Corporate Assembly. This year's recommendation follows up this intention, in addition to which the Nomination Committee has taken into account the changes in the composition of shareholders that have taken place in the past year. The Nomination Committee has also considered it desirable that some of the members of the Corporate Assembly be perceived as representatives of the many small shareholders in the company.

Further grounds for the recommendation of the Nomination Committee will be provided at the General Meeting.

2. The Corporate Assembly

2.1 Members

At Orkla's General Meeting in spring 2004, the following members of the Corporate Assembly were elected for a term of two years. These members are therefore up for election at the Ordinary General Meeting in 2006.

	Elected in:
Nils-Henrik Pettersson	2003
Anniken Thue	2001
Kurth A. Augustson	2001
Jan Kildal	2001
Svein Rennemo	2001
Gunn Wærsted	2001 (deputy)

Rune Selmar resigned from office as member of the Corporate Assembly in October 2005.

The Nomination Committee recommends that Marianne Lie now be replaced as member of the Corporate Assembly, cf. section 6-36, first paragraph, and section 6-7, second paragraph of the Public Limited Companies Act.

The Nomination Committee thereafter recommends that the following persons be re-elected:

	No. of shares owned personally	/	company affiliation and shareholding
Nils-Henrik Pettersson	(16)	/	(0)
Gunn Wærsted	(0)	/	Sparebank 1 Gruppen AS (3,300) Odin Fondene (1,004,950)

The Nomination Committee further recommends that the following persons be elected as new members of the Corporate Assembly:

Peter Ruzicka	(0)	/	Canica (35,248,550)
Lars Windfeldt	(253)	/	(0)
Anne Gudefin	(0)	/	Franklin Mutual Advisors (19,647,831)
Olaug Svarva	(91)	/	Folketrygdfondet (22,850,882)
Dag Mejdell	(1,310)	/	(0)
Marianne Blystad	(0)	/	(0)

Pursuant to section 8, fourth paragraph, of the Articles of Association, it is proposed that the term of election be set at two years, however such that Peter Ruzicka is elected for the remainder of Marianne Lie's term of office, i.e. until the Ordinary General Meeting in 2007.

2.2 Deputy members

At Orkla's Ordinary General Meeting in spring 2005, the following deputy members were elected for a term of two years:

	No. of shares personally owned/company affiliation and shareholding			
Terje Venold	(1)	(0)	/	(0)
Anne Birgitte Fossum	(2)	(1,300)	/	(0)
Scilla Treschow Hokholt	(3)	(14,393)	/	(0)
Christine Rødsæther	(0)		/	(0)
Westye Høegh	(4)	(88,856)	/	(15,368)
Ida Espolin Johnson	(0)		/	KLP (859,866)

The Nomination Committee recommends that deputy members Christine Rødsæther and Ida Espolin Johnsen now be replaced as deputy members, cf. section 6-36, first paragraph, and section 6-7, second paragraph, of the Public Limited Companies Act. The Nomination Committee recommends that the following persons be elected as new deputy members:

Benedikte Bjørn	(5)	(0)	/	Norsk Hydro's pension fund (423,080)
Ann Kristin Brautaset	(6)	(0)	/	Folketrygdfondet (22,850,882)

Pursuant to Article 8, fourth paragraph, of the Articles of Association, it is proposed that the term of office for these deputy members be set at two years, i.e. until the Ordinary General Meeting in 2008.

The Nomination Committee proposes that deputy members be convened in accordance with the following guidelines: in the event of the inability of a Board member to attend a meeting, deputy members shall be convened in a specific order, namely the order indicated by the numbers in parentheses above. This means that when a member of the Board is unable to attend, deputy member (1) shall always be convened first, followed by deputy member (2), etc. Moreover, the Nomination Committee wishes to propose that all the deputy members (shareholder-elected and employee-elected) be given the opportunity to attend meetings of the Corporate Assembly.

A brief description of the persons who are proposed as new members/deputy members is attached to this recommendation.

Oslo, 17 March 2006

Idar Kreutzer	Harald Arnkværn	Elisabeth Grieg	Leiv Askvig

Appendix

ORKLA

www.orkla.com

Appendix to Art. 6 on the Agenda

To the General Meeting of Orkla ASA

ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE OF THE GENERAL MEETING

As Chairman of the Corporate Assembly, the undersigned is a permanent member and chairman of the Nomination Committee, cf. Article 18 of the Articles of Association, and makes proposals for the election of members of the Nomination Committee. In this connection, the undersigned has been in contact with major shareholders.

At the company's General Meeting in spring 2004

Elisabeth Grieg and
Idar Kreutzer

were elected as members of the Nomination Committee until the Ordinary General Meeting in 2006.

At the company's General Meeting in 2005, Leiv Askvig and Rune Selmar were elected as members of the Nomination Committee until the Ordinary General Meeting in 2006.

Rune Selmar resigned from office as member of the Corporate Assembly and the Nomination Committee in October 2005.

The following persons are recommended for election as members of the Nomination Committee:

	No. of shares owned personally/company affiliation and shareholding
Elisabeth Grieg	(900) / Grieg International AS (5,485)
Idar Kreutzer	(0) / Storebrand ASA (5,362,702)
Leiv Askvig	(0) / (0)
Olaug Svarva	(0) / Folketrygdfondet (22,850,882)

Pursuant to Article 18-1 of the Articles of Association, it is proposed that the term of election be set at two years.

Oslo, 17 March 2006

Harald Arnkværn

ORKLA

www.orkla.no

Vedlegg til dagsordens punkt 6

Til generalforsamlingen i Orkla ASA

VALG AV MEDLEMMER TIL GENERALFORSAMLINGENS VALGKOMITÉ

Undertegnede er som bedriftsforsamlingens ordfører, fast medlem og leder av valgkomiteen, jf. vedtektene § 18, og fremmer forslag til medlemmer av valgkomiteen. Undertegnede har i denne forbindelse hatt kontakt med større aksjonærer.

På selskapets generalforsamling våren 2004 ble:

Elisabeth Grieg
Idar Kreutzer

valgt til medlemmer av valgkomiteen frem til ordinær generalforsamling 2006.

På selskapets generalforsamling i 2005 ble Leiv Askvig og Rune Selmar valgt som medlem av valgkomiteen frem til ordinær generalforsamling 2006.

Rune Selmar trakk seg fra vervet som medlem av bedriftsforsamlingen og valgkomiteen i oktober 2005.

Som valgte medlemmer av valgkomiteen innstilles:

	Antall egne aksjer/selskapstilknytninger og dennes beholdning		
Elisabeth Grieg	(900)	/	Grieg International AS (5.485)
Idar Kreutzer	(0)	/	Storebrand ASA (5.362.702)
Leiv Askvig og	(0)	/	(0)
Olaug Svarva	(0)	/	Folketrygdfondet (22.850.882)

Etter vedtektenes § 18-1 foreslås valgperioden satt til 2 år.

Oslo, 17. mars 2006

Harald Arnkværn

ORKLA

Appendix to Nomination Committee's Recommendation:

Olaug Svarva
New Managing Director of Folketrygdfondet (National Insurance Fund)
Degree (siviløkonom) in Economics and Business Administration MBA/authorised portfolio manager
Long experience of the financial industry, most recently as Investment Director at Sparebank 1 Livsforsikring AS.

Dag Mejdell
Group CEO of Posten Norge AS
Degree (siviløkonom) in Economics and Business Administration
Long experience in various positions at Dyno ASA/Dyno Nobel ASA, including eight years as Group CEO.

Peter Ruzicka
Managing Director of Canica AS
MBA Oslo School of Business Administration (now BI)
Long experience of the retail trade
Most recent posts: Managing Director, Ahold Czech Republic and Jernia ASA,former member of the Board of Orkla ASA.

Lars F. Windfeldt
Partner in Apax Partners, Stockholm-London
Degree (siviløkonom) in Economics and Business Administration)/MBA
Long experience of investment activities and entrepreneur (including co-founder of Song Networks Holding AB).

Anne E. Gudefin
Portfolio manager, Franklin Mutual Advisers
MBA
Long experience as international portfolio manager.

Marianne Blystad
Lawyer, Law firm of Nordia DA
Degree (siviløkonom) in Economic and Business Administration/Degree (cand.jur.) in Law
Experience of financing, shipping and legal practice.

Benedikte Bjørn
Company Secretary and head of Corporate Management Support, Norsk Hydro ASA,
Degree (cand.jur. Copenhagen) in Law/lawyer
Experience as university teacher, legal advisor to the Danish Ministry of Energy,
Legal Affairs Department, Norsk Hydro until 2002, since then Company Secretary.

Ann Kristin Brautaset
Portfolio manager, Folketrygdfondet (National Insurance Fund),
Degree (siviløkonom) in Economics and Business Administration/authorised financial analyst
Long experience of the financial industry and the National Insurance Fund.

Vedlegg til valgkomitéens innstilling:

Olaug Svarva
Påtroppende administrerende direktør i Folketrygdfondet,
siviløkonom MBA /autorisert porteføljeforvalter,
lang erfaring fra finansnæringen, senest investeringsdirektør i Sparebank 1 Livsforsikring AS.

Dag Mejdell
Konsernsjef Posten Norge AS,
siviløkonom,
lang erfaring fra ulike stillinger ved Dyno ASA/Dyno Nobel ASA, herunder konsernsjef i 8 år.

Peter A. Ruzicka
Administrerende direktør Canica AS,
MBA Oslo Handelshøyskole (nå BI),
lang erfaring fra detaljhandel,
seneste stillinger: administrerende direktør i Ahold Czech Republic og i Jernia ASA,
tidligere styremedlem i Orkla ASA.

Lars F. Windfeldt
Partner i Apax Partners, Stockholm-London,
siviløkonom/MBA,
lang erfaring i investeringsvirksomhet samt gründer (herunder medstifter av Song Networks Holding AB).

Anne E. Gudefin
Porteføljeforvalter, Franklin Mutual Advisers,
MBA,
lang erfaring som internasjonal porteføljeforvalter.

Marianne Blystad
Advokat, Advokatfirmaet Nordia DA,
siviløkonom/cand. jur.,
erfaring fra finansieringsvirksomhet, shipping og advokatvirksomhet.

Benedikte Bjørn
Direksjonssekretær og leder av «Corporate Management Support», Norsk Hydro ASA,
Cand. Jur. København/advokat,
erfaring som universitetslektor, juridisk rådgiver Energiministeriet, Danmark,
juridisk avdeling Norsk Hydro frem til 2002 og deretter direksjonssekretær.

Ann Kristin Brautaset
Porteføljeforvalter Folketrygdfondet,
siviløkonom/autorisert finansanalytiker,
lang erfaring fra finansnæringen og Folketrygdfondet.